Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169974

PROSPECTUS

OFFER TO EXCHANGE

REGISTERED SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE

FOR ANY AND ALL OUTSTANDING

UNREGISTERED SHARES OF COMMON STOCK, PAR VALUE $0.01 PER SHARE

OF

DIANA CONTAINERSHIPS INC.

Material Terms of the Exchange Offer

•

We are offering to exchange, commencing on October 19, 2010, an aggregate of 2,558,997 common shares we sold previously in a private offering, or the Original Shares, for new registered exchange shares (including preferred stock purchase rights), or the Exchange Shares.

•	The terms of the Exchange Shares are identical to the terms of the Original Shares, except for the transfer restrictions and the preferred stock purchase rights.

•	We will exchange all Original Shares that are validly tendered and not validly withdrawn.

•	The exchange offer will expire at 5:00 p.m., New York City time, on November 18, 2010 unless we extend it.

•	You may withdraw tenders of Original Shares at any time before 5:00 p.m., New York City time, on the date of the expiration of the Exchange Offer.

•	We will not receive any proceeds from the Exchange Offer.

•	We will pay the expenses of the Exchange Offer.

•	No dealer-manager is being used in connection with the Exchange Offer.

•	No trading market currently exists for our common shares.

•	The exchange of shares will not be a taxable exchange for U.S. federal income tax purposes.

In connection with resales of Exchange Shares, any participating broker-dealer must acknowledge in that it will deliver a prospectus meeting the requirements of the Securities Act. The Securities and Exchange Commission has taken the position that broker-dealers who acquired the Original Shares as a result of market-making or other trading activities may use this prospectus to fulfill their prospectus delivery requirements with respect to the Exchange Shares.

See “Risk Factors ” beginning on page 13 of this prospectus for a discussion of certain factors that you should consider before participating in the Exchange Offer.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus is dated October 19, 2010.

i

PROSPECTUS SUMMARY

This summary does not contain all the information you should consider before exchanging your shares. We encourage you to read carefully the entire Registration Statement, of which this prospectus is a part, including the information under “Risk Factors.” As used throughout this prospectus, the terms “Company,” “Diana Containerships,” “we,” “our” and “us” refer to Diana Containerships Inc. Unless otherwise indicated, all references to “dollars” and “$” in this prospectus are to, and amounts are presented in, U.S. Dollars.

We use the term TEU in describing the size of containerships. TEU is a standard measure of a containership’s cargo-carrying capacity used in the container shipping industry. It means the space that would be occupied by a container having the International Organization for Standardization’s standard external dimensions, the length of which is 20 feet, the height of which is 8.5 feet and the width of which is 8.0 feet. Deadweight tons, or dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. As used throughout this prospectus, the term “ton” refers to a metric ton, unless otherwise indicated.

Our Company

Diana Containerships Inc. is a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010 founded to pursue vessel acquisitions in the container shipping industry. Diana Shipping Inc. (NYSE:DSX), or Diana Shipping, a global provider of drybulk transportation services, owns approximately 55% of our outstanding common stock as of the date of this prospectus. In April 2010, we completed the sale, with FBR Capital Markets & Co. acting as initial purchaser/placement agent, of an aggregate of 5,892,330 common shares in a private transaction, which we refer to as the private offering, with net proceeds of $85.3 million, including the sale of 290,000 common shares pursuant to the exercise of FBR Capital Markets & Co.’s option to purchase additional shares. Affiliates of ours (within the meaning of Rule 405 under the Securities Act) including Diana Shipping, may not participate in the Exchange Offer.

On June 8, 2010, we, through our wholly-owned subsidiaries, entered into memoranda of agreement to purchase two newbuilding containerships, identified as Hull 558 (named Sagitta) and Hull 559 (named Centaurus), from a third-party seller, each with a carrying capacity of approximately 3,400 TEU for a purchase price of Euro 37,300,000 per ship (or $45.7 million and $47.2 million, respectively, excluding any predelivery expenses). We took delivery of the vessel Sagitta on June 29, 2010 following which the vessel commenced time charter employment with A.P. Møller-Maersk A/S for a minimum period of nine months and a maximum period of 12 months at a gross daily rate of $16,000. We took delivery of the Centaurus on July 9, 2010, following which the vessel commenced time charter employment with Hapag Lloyd AG, Hamburg for a minimum period of 30 days and a maximum period of 60 days at a gross daily rate of $8,400, and on September 4, 2010 following the expiration of this time charter the vessel was delivered to CSAV, Valparaiso for a period of 24 months plus or minus 45 days at a gross daily rate of $20,000. On July 7, 2010, we, through our wholly owned subsidiaries, entered into a new secured term loan facility with DnB NOR Bank ASA for up to $40.0 million. We have drawn down $10.0 million per vessel in connection with the acquisition of the two newbuilding containerships and expect that the remaining $20.0 million will be available for future vessel acquisitions. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our Fleet

Set forth below is summary information concerning our fleet as of October 1, 2010.

Vessel Name	Size	Built	Delivery Date(1)	Charter Expiration(2)		Gross Daily Rate
Sagitta	3,426 TEU	June 2010	June 30, 2010	Mar. 30, 2011 – Jun. 30, 2011	(3)	$16,000
Centaurus	3,426 TEU	July 2010	Sept. 4, 2010	Jul. 21, 2012 – Oct. 19, 2012		$20,000

Total	6,852 TEU

(1)	Date delivered from the owners to the charterers.
(2)	Dates reflect the charterer’s optional period to re-deliver the vessel.
(3)	Charterers have the right to add the off hire days to the duration of the charter, if any, and therefore the optional period may be extended.

We intend to grow our fleet by capitalizing on the current investment opportunities in the containership market by purchasing containerships in the secondhand market, from shipyards and lending institutions. We may also enter into newbuilding contracts with shipyards for new containerships. We expect to build our fleet primarily through the acquisition of vessels ranging from 2,500 TEU to 7,500 TEU in size; however, we will consider acquisitions of all sizes of containerships if the returns associated with these acquisitions are deemed appropriate by our management team and board of directors. We believe that our acquisition strategy will enable us to capture low points in vessel values within our industry and acquire a fleet that will result in attractive returns. We further believe that by maintaining the flexibility to invest in all sizes of containerships, we will be able to capitalize on dislocations in various segments within the containership market.

We actively monitor charter rates and intend to employ our vessels in the spot market or on short-term or long-term charters if market conditions warrant or we may have to temporarily cease the use of, or lay-up, vessels until our management team determines that charter rates reach a level where the economics of chartering more favorably outweigh the total operating and asset carrying costs present in the current rate environment. We have incurred costs related to administrative costs, vessel maintenance and general business expenses before being able to generate income and we may not operate our vessels profitably once we employ them.

Our Management Team

Our management team is responsible for the strategic management of our company, including the development of our business plan and overall vision for our operations. Strategic management also involves, among other things, locating, purchasing, financing and selling vessels. We believe that our management team’s experience, expertise and reputation within the international shipping industry will enhance shareholder value for our investors by providing sourcing opportunities for vessel purchases and sales, newbuilding acquisitions, chartering and financing arrangements. We have entered into an Administrative Services Agreement with a wholly-owned subsidiary of Diana Shipping, Diana Shipping Services S.A., whom we refer to as DSS or the Manager, pursuant to which the Manager provides administrative services to us. DSS also provides commercial and technical vessel management services to us through separate vessel management agreements between the Manager and each of our vessel-owning subsidiaries.

We and Diana Shipping have entered into a non-competition agreement whereby we have agreed that, during the term of the Administrative Services Agreement and any vessel management agreements we enter into with DSS, and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping will not acquire or charter any vessel, or otherwise operate in, the containership sector.

Our management team is comprised of four executive officers of Diana Shipping who together have an aggregate of over 87 years of experience in the shipping industry and have demonstrated ability in managing the commercial, technical and financial aspects of an international shipping company. Our management team is led by our Chairman and Chief Executive Officer Mr. Symeon Palios, who has served as the Chairman and Chief Executive Officer of Diana Shipping since 2005 and as a director since 1999. Mr. Palios is a qualified naval architect and engineer who has 40 years of experience in the shipping industry and expertise in technical and operational matters. Mr. Anastasios Margaronis, our President and a director, also serves as President and as a director of Diana Shipping and has been employed by the Diana Shipping group of companies since 1979. Mr. Ioannis Zafirakis, our Chief Operating Officer, Secretary and a director, serves as Executive Vice President and Secretary of Diana Shipping and has been employed by the Diana Shipping group of companies since 1997. Mr. Andreas Michalopoulos, our Chief Financial Officer and Treasurer, has held these same offices with Diana Shipping since 2006. Our management team has experience in multiple sectors of the international shipping industry, including in the containership sector, and a proven track record of strategic growth beginning with the formation of the Diana Shipping group of companies in 1972. Our management team is responsible for identifying assets for acquisition and for the operation of our business in order to build our fleet and effectively manage our growth.

Our Manager

DSS performs commercial and technical management services for our vessels. DSS also manages Diana Shipping’s drybulk carrier fleet with a combined cargo carrying capacity of approximately 2.9 million dwt, including two vessels under construction with deliveries expected in the second and third quarter of 2012. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Our Manager also provides to us accounting, administrative, financial reporting and other services necessary for the operation of our business. We actively monitor the performance of our Manager. Pursuant to the Administrative Services Agreement, we have agreed to pay our Manager a monthly fee of $10,000 for administrative services. We, through our vessel-owning subsidiaries, have entered into vessel management agreements with DSS for the provision of commercial and technical management services for the vessels in our fleet. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any. Pursuant to the Broker Services Agreement, dated June 1, 2010, the Manager has appointed Diana Enterprises Inc., or Diana Enterprises, a related party, as broker to assist the Manager in providing services to the Company. Under the Broker Services Agreement, the Manager pays a commission of $1,040,000 per year to Diana Enterprises. We reimburse this cost to the Manager pursuant to the Administrative Services Agreement. We believe that the above management fees and commissions are consistent with fees and commissions charged by third party managers and are consistent with fees and commissions charged by DSS to Diana Shipping. Please see “Business—Administrative Services Agreement,” “Business—Broker Services Agreement” and “Business—Vessel Management Agreements.”

Our Arrangements with our Affiliates

We were formed on January 7, 2010 as a wholly-owned subsidiary of Diana Shipping and on that date, we issued 500 common shares to Diana Shipping at par value. We sold 3,333,333 common shares to Diana Shipping in the private offering for consideration of $50.0 million. Pursuant to the registration rights agreement, dated April 6, 2010, we have agreed to register the resale of the common shares owned by Diana Shipping. See “Exchange Offer—Registration Rights Agreement.” As of the date of this prospectus, Diana Shipping owns approximately 55% of our common shares. Under the Administrative Services Agreement with the Manager, a wholly-owned subsidiary of Diana Shipping, we pay the Manager a monthly fee of $10,000 for administrative services. We, through our vessel-owning subsidiaries, have entered into vessel management agreements with the Manager for the provision of commercial and technical management services. Pursuant to each vessel management agreement, the Manager receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and $20,000 per vessel per month for laid-up vessels. Pursuant to the Broker Services Agreement, dated June 1, 2010, the Manager has appointed Diana Enterprises Inc., or Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist the Manager in providing services to the Company. Under the Broker Services Agreement, the Manager pays a commission of $1,040,000 per year to Diana Enterprises. We reimburse this cost to the Manager pursuant to the Administrative Services Agreement. Please see “Business—Administrative Services Agreement,” “Business—Broker Services Agreement” and “Business—Vessel Management Agreements.” We have issued an aggregate of 213,331 restricted common shares to our executive officers pursuant to the 2010 Equity Incentive Plan. Of these shares, 25% have vested and the remaining shares vest ratably over three years by one-third each year. Following the completion of an initial public offering, we expect to issue an additional 53,333 restricted common shares to our executive officers pursuant to the 2010 Equity Incentive Plan of which 25% will vest upon the grant of such shares, and the remainder will vest ratably over three years from their date of grant. See “Management—2010 Equity Incentive Plan.”

Potential Conflicts of Interest

Our management team is comprised of four executive officers who are also executive officers of Diana Shipping. Three of our executive officers serve on the board of directors of us and of Diana Shipping. Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. As a result, these individuals have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Although Diana Shipping is contractually restricted from competing with us in the containership industry, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the drybulk carrier sector, which limits our ability to expand our operations.

Industry Trends

Current Market Dynamics in the Container Shipping Sector

Preliminary data suggests that in 2009 the volume of container trade decreased for the first time in recent history, due to the severity of the worldwide recession. For the year as a whole, the volume of global container trade was approximately 10% below that of the corresponding period in 2008. As a result of declining volume and falling rates, global carrier revenues in 2009 were approximately 35% below those of 2008. For the global container industry (excluding the non-operating owners), losses were in excess of $22 billion in 2009, which will make it the worst year in the recent history of the industry in terms of losses. However, based on limited data, there is some evidence to suggest that market conditions have improved in tandem with renewed growth in the world economy.

The size of the newbuilding orderbook increased rapidly in the period from 2006 to 2008, when strong freight rates encouraged high levels of new ordering. As of July 30, 2010, newbuilding containerships with an aggregate capacity of 3.97 million TEU were on order, representing 29.8% of the total capacity of the existing cellular containership fleet.

Declining volumes and increasing containership supply have led to a decline in containership time charter rates and asset values. One-year time charter rates for a 3,500 TEU containership declined by 78% from 2007 to 2009. Secondhand containership values have dropped by more than 50% since late 2007. However, while certain analysts believe that the containership shipping sector is likely to remain volatile, others point to economic indicators that suggest both rates and secondhand values have stabilized in the first few months of 2010, and in some cases rates have increased.

Market Catalysts

Historically, growth in container trade volumes has been driven primarily by the growth of economic output and consumption, increases in global sourcing and changes in patterns of world trade. GDP serves as an indicator of prospective container volumes. The preliminary indications are that global GDP will rebound in 2010.

Since reaching a peak in late 2008, new ordering has slowed and the containership orderbook has declined in size due to a combination of deliveries, cancellations and conversions to other types of vessels. According to Drewry, more than 15% of the orderbook has already been cancelled and delays have pushed out the deliveries of many containerships.

Other factors can help improve the demand for containerships over and above volume demand growth. One of these factors is slow steaming, which is the slowing down of a vessel’s speed to reduce fuel consumption, greenhouse gas emissions as well as operational costs. For example, in a high fuel price environment, liner companies may find it cost-effective to operate more vessels at slower speeds on a given route, in order to save on fuel costs, thus increasing demand for container vessels.

Management believes that the current market dislocation combined with the long-term catalysts make this the opportune time to invest in the containership segment.

Our Competitive Strengths

We believe that our prospects for success are enhanced by the following aspects of our business:

Experienced management team with established relationships within the international shipping industry and extensive evaluation capabilities

One of our key strengths is our experienced management team comprised of four executive officers of Diana Shipping who have experience in multiple sectors of the international shipping industry, including in the containership sector. We believe that we will be able to capitalize on the industry experience and reputation of our management team who have successfully developed the business of Diana Shipping, a leading provider of seaborne transportation services, from the formation of the Diana Shipping group of companies in 1972, to a fleet of nine vessels at the time of Diana Shipping’s initial public offering in 2005. As of the date of this prospectus, Diana Shipping owns a fleet of 24 vessels, including two newbuilding vessels with deliveries expected in the second and third quarters of 2012. As a result of decades of experience, we believe our management team has developed strong relationships with major international charterers, shipbuilders and financial institutions that reflect the quality of Diana Shipping’s operations and the strength of its management team.

Collectively, over the last 38 years, our management team has purchased and sold numerous vessels, including transactions involving secondhand and newbuilding containerships and multi-purpose vessels that were modified to transport containers. Accordingly, we believe our management team has developed strong target evaluation capabilities that will give us an advantage in analyzing potential acquisitions.

We believe that our capitalization, combined with our management team’s established reputation within the shipping industry and network of relationships will cause us to be viewed as an attractive purchaser of containerships by ship brokers, financial institutions and shipyards. As a result, we believe that we will be afforded the opportunity to evaluate a breadth of potential acquisition opportunities in the containership market, and thus be positioned to acquire vessels that we believe will maximize shareholder returns.

Diana Shipping has invested significant cash in us and therefore Diana Shipping’s interests are aligned with those of our shareholders

Diana Shipping purchased from us $50.0 million of our common shares in the private offering, or 3,333,333 common shares, thereby aligning the interests of Diana Shipping with our shareholders. We believe we will benefit not only from the established reputation of Diana Shipping from enhanced credibility and access to shipping and financial industry participants over our competitors, but also from the incentive for our management team, comprised of executive officers of Diana Shipping, to enhance shareholder value by virtue of Diana Shipping’s $50.0 million investment.

Highly successful and reputable fleet manager

DSS performs commercial and technical management services for the vessels in our fleet. DSS currently manages a modern, high quality fleet of 22 Panamax and Capesize drybulk carriers and two Newcastlemax newbuildings with expected deliveries in the second and third quarter of 2012 for which DSS provides supervisory services, and maintains the quality of its vessels by carrying out regular inspections, both while in port and at sea, and adopting a preventative maintenance program for each vessel. DSS currently employs approximately 60 shore-based personnel in Athens, Greece and 460 offshore employees and, including its predecessors, has, since 1972 managed more than 100 vessels, including nine vessels that were containerships or multi-purpose vessels that were modified to transport containers. DSS provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. We believe that the resources and reputation of our Manager as a safe and reliable technical manager will provide us with favorable charter opportunities with well established charterers, many of whom consider the reputation of the vessel manager when seeking vessels. DSS will supervise the construction of any newbuilding vessels that we may agree to acquire as well as provide administrative services to us such as accounting and financial reporting services.

We believe that DSS has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. DSS has obtained documents of compliance for its office and safety management certificates for the vessels it manages for us. We believe that employing DSS as our technical manager provides us with a competitive advantage over other containership operators by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in the maintenance of our vessels. Additionally, we expect to benefit from economies of scale in maintenance, supply and crewing of our vessels, as well in purchasing bunkers and spare parts. We further expect that the experience of DSS in providing administrative services such as office space and equipment, accounting and financial reporting services will result in lower administrative costs to us than if we performed these services in-house or employed a third party service provider.

Business Strategy

Acquire high quality containerships at low valuations

We will seek to provide attractive returns to our investors by purchasing modern containerships in the secondhand market, including from shipyards and lending institutions. We believe that, currently, the container shipping industry is in a period of reduced demand and increased supply, leading to historically low asset values and charter rates, which we expect will provide us with attractive acquisition opportunities. Members of our senior management team have navigated previous market cycles and we believe have the experience and discipline to capitalize on market rebounds. We may also enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria.

Capitalize on the extensive experience of our management team

Our management team and board of directors have extensive experience in the shipping industry with a strong track record in vessel sale and purchase transactions and chartering. We believe that our management team has developed strong relationships with shipyards, ship finance banks and vessel owners from whom we expect to source acquisition opportunities. Collectively, over the last 38 years, our management team has purchased and sold numerous vessels, including transactions involving secondhand and newbuilding containerships and multi-purpose vessels that were modified to transport containers. We believe we will benefit from the extensive experience of our management team by having access to high quality charterers and international financing institutions and gain a competitive advantage over other containership operators.

Maximize total returns by employing vessels in the spot market or on short-term or long-term time charters, or by laying-up vessels as market conditions warrant

We intend to actively monitor market conditions, charter rates and vessel operating expenses, as well as the cost of laying-up1 vessels, in order to selectively employ vessels as market conditions warrant. In market conditions where charter rates may or may not cover the operating costs of a vessel, we may choose to lay-up the vessel with the aim of extending the useful life of the vessel and securing more favorable charter rates when vessel supply and demand are more in balance within the containership market.

Maintain a strong balance sheet

We intend to finance future acquisitions with a combination of equity and debt while maintaining an appropriate leverage profile as determined by our management and board of directors. We believe that maintaining a strong balance sheet will provide us with the flexibility to capitalize on vessel purchase opportunities as they arise, as well as attract potential investors and customers. When determined appropriate by our management team based on prevailing conditions and our outlook for the container market, we will consider incurring further indebtedness in the future to enhance returns to our shareholders.

Maintain low cost, highly efficient and reliable operations

We operate as an efficient and reliable owner of containerships as a result of the experience of our Manager. DSS currently manages a modern fleet of 22 Panamax and Capesize drybulk carriers and two Newcastlemax newbuildings with deliveries expected in the second and third quarter of 2012 for which DSS provides supervisory services. We believe we can build on the reputation of our Manager for safe vessel operations and intend to comply with rigorous health, safety and environmental protection regulation. We further believe we will benefit from economies of scale in maintenance, supply and crewing of our vessels, as well in purchasing bunkers and spare parts.

[1]	Laying-up: Temporary cessation of trading of a ship by a shipowner during a period when there is a surplus of ships in relation to the level of available cargoes. This surplus, known as overtonnaging, has the effect of depressing freight rates to the extent that some shipowners no long find it economical to trade their ship, preferring to lay them up until there is a reversal in the trend.

Use of Proceeds of the Private Offering

Our amended and restated by-laws provide that, by April 6, 2012, we are obligated to either complete an initial public offering of common stock pursuant to an effective registration statement under the Securities Act, or use at least ninety percent (90%) of the net proceeds of the private offering (i) to fund containership acquisitions; (ii) for capital expenditures relating to our vessels; (iii) for vessel operating expenses, which may include expenses incurred in the lay-up of our vessels, and reasonable reserves established by our board of directors for any such operating or lay-up expenses; (iv) general and administrative expenses; and (v) other expenses related to the ownership, operation, management and maintenance of our containerships (the items set forth in clauses (i) to (v) above are referred to collectively as a “Permitted Purpose”). It is our intention that no more than ten percent (10%) of the net proceeds of the private offering shall be used for general corporate purposes other than Permitted Purposes.

In the event that on April 6, 2012 (i) we have not completed an initial public offering of common stock pursuant to an effective registration statement under the Securities Act, and (ii) we have not applied at least ninety percent (90%) of the net proceeds of the private offering to a Permitted Purpose then our Board of Directors shall call within 60 days of such date a special meeting of shareholders in accordance with our amended and restated by-laws to consider and vote upon a proposal to distribute to our shareholders the amount of net proceeds of the private offering that has not been expended by the Company for a Permitted Purpose as of such date. Diana Shipping has agreed to vote its shares in accordance with the majority of the votes cast by shareholders that are not affiliated with Diana Shipping at such special meeting.

Following the acquisition of the two vessels in our initial fleet and the drawdown of $20.0 million under our secured loan facility, we have applied approximately 85% of the net proceeds of the private offering to a Permitted Purpose.

Dividend Policy

We currently do not intend to pay dividends to our shareholders. Our board of directors will re-evaluate our dividend policy in light of various factors including, among others, available distributable cash from operating revenue, present vessel acquisition opportunities and vessel prices, current charter rates, market trends and restrictions contained in any loan agreements.

In connection with its review of our dividend policy from time to time, our Board of Directors will consider the distribution of up to the full amount of the Company’s free cash flow, as determined by our Board of Directors in its discretion, at such time as market conditions improve significantly and the net proceeds of the private offering have been invested in a Permitted Purpose, as defined above.

Corporate Structure

Diana Containerships Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by separate wholly-owned subsidiaries. Diana Containerships Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 21.1 to the Registration Statement of which this prospectus is a part. We maintain our principal executive offices at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is 011 30 210 947 0000. Our office space is provided to us by DSS pursuant to our Administrative Services Agreement with DSS.

SUMMARY OF THE EXCHANGE OFFER

Background	We recently completed the offering of an aggregate of 5,892,330 common shares in a private transaction, including 3,333,333 common shares issued to Diana Shipping Inc., or Diana Shipping. In connection with that private offering, we entered into a registration rights agreement whereby we agreed to conduct a registered exchange offer for the common shares sold in the private offering or, under certain circumstances, register the resale of such common shares. The Exchange Offer is intended to satisfy our obligations under the registration rights agreement. If the Exchange Offer is not completed by December 1, 2010, we are obligated to register the resale of the Original Shares. Affiliates of ours (within the meaning of Rule 405 under the Securities Act) may not participate in the Exchange Offer.

Offer to Exchange Original Shares for Exchange Shares	Under the terms of the Exchange Offer, you are entitled to exchange the Original Shares for Exchange Shares. All Original Shares that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer will be exchanged promptly. Any Original Shares not accepted for tender for any reason will be returned promptly after termination or expiration of the Exchange Offer.

Any holder electing to have Original Shares exchanged pursuant to this Exchange Offer must properly tender such holder’s Original Shares for Exchange Shares prior to 5:00 p.m. on the Expiration Date (defined below).

The Exchange Offer is not being made to, nor will we accept surrenders of Original Shares for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance thereof would not be in compliance with the securities or blue sky laws of the jurisdiction.

Procedures for Tendering Original Shares	If you wish to tender your Original Shares for exchange in the Exchange Offer, you or the custodial entity through which you hold your Original Shares must send to the Exchange Agent, on or before the Expiration Date:

•

A properly completed and executed letter of transmittal, which has been provided to you with this prospectus, together with your Original Shares and any other documentation requested by the letter of transmittal;

•	For holders who hold their positions through the Depositary Trust Company (DTC):

•	An agent’s message from DTC stating that the tendering participant agrees to be bound by the letter of transmittal and the terms of the Exchange Offer;

•	Your Original Shares by timely confirmation of book-entry transfer through DTC; and

•	All other documents required by the letter of transmittal.

If you beneficially own Original Shares registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares in the Exchange Offer, you should contact the registered holder promptly and instruct it to tender on your behalf.

If you wish to tender your Original Shares and the Original Shares are not immediately available, or time will not permit your Original Shares or other required documents to reach the Exchange Agent before the Expiration Date (defined below), or the procedure for book-entry transfer cannot be completed on a timely basis, you may tender your Original Shares according to the guaranteed delivery procedures set forth under “The Exchange Offer—Guaranteed Delivery Procedures.”

Expiration Date	The Exchange Offer will remain open for at least 20 full business days and will expire at 5:00 p.m., New York City time, on November 18, 2010, unless extended by us at our sole discretion, or the Expiration Date.

Resales of Exchange Shares	We believe that the Exchange Shares may be offered for resale, resold or otherwise transferred by you (unless you are our “affiliate” of ours within the meaning of Rule 405 of the Securities Act) without compliance with the registration and prospectus delivery requirements of the Securities Act, provided that:

•	You acquire the Exchange Shares in the ordinary course of business; and

•	You are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate in the distribution of the Exchange Shares.

If any of the foregoing is not true and you transfer any Exchange Shares without delivering a prospectus meeting the requirements of the Securities Act and without an exemption for the transfer of your Exchange Shares from such requirements, you may incur liability under the Securities Act. We do not assume or indemnify you against such liability. If you are a broker-dealer and receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities, you must represent to us that you will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Shares.

Consequences of Failure to Exchange	If we complete the Exchange Offer and you do not participate in it, then:

•	Your Original Shares will continue to be subject to the existing restrictions upon their transfer; and

•	The liquidity of the market for your Original Shares could be adversely affected.

We will be obligated to register the resale of the Original Shares under certain circumstances. See “Exchange Offer—Resale Registration Statement.”

Withdrawal of Tenders	You may withdraw your tender of Original Shares at any time prior to the Expiration Date. To withdraw, you must submit a notice of withdrawal to the Exchange Act before 5:00 p.m., New York City time on the Expiration Date.

Conditions to Exchange Offer	The Exchange Offer is subject to certain customary conditions.

Tax Considerations	A shareholder will not recognize gain or loss for U.S. federal income tax purposes on the exchange of Original Shares for Exchange Shares pursuant to the Exchange Offer.

Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.

The Company is treated as a corporation for U.S. federal income tax purposes. Depending upon the identity of its shareholders, the Company may be exempt from U.S. federal income tax on its U.S.- source shipping income pursuant to Section 883 of the United States Internal Revenue Code of 1986, as amended. If the Company is not so exempt, it will be subject to a 4% gross basis tax on its U.S.-source shipping income.

Prior to the filing of a registration statement with the Securities and Exchange Commission, any dividends paid by the Company will be treated as ordinary income to a U.S. shareholder. On the disposition of shares in the company, a U.S. shareholder will recognize capital gain or loss, which will be treated as long-term capital gain or loss if the shares have been held for more than one year. Under certain circumstances, the Company may be treated as a “passive foreign investment company” for U.S. federal income tax purposes. If the Company were to be so treated, a U.S. shareholder may be subject to adverse U.S. federal income tax consequences with respect to dividends received by the Company and gain on the sale of the Company’s shares, although a U.S. shareholder may be able to make certain tax elections to ameliorate these adverse consequences. See “Taxation.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Shares in this Exchange Offer. See “Use of Proceeds.”

Exchange Agent	BNY Mellon Shareowner Services has been appointed as the Exchange Agent in connection with the Exchange Offer. Deliveries should be addressed to BNY Mellon Shareowner Services at the address on the back cover of this prospectus.

Exchange Shares	The Exchange Shares are identical to the Original Shares except that the Exchange Shares have been registered under the Securities Act and, therefore, will not bear legends restricting their transfer.

FOR MORE DETAILS, PLEASE READ “THE EXCHANGE OFFER.”

RISK FACTORS

You should carefully consider the risks described below, as well as the other information included in this prospectus before deciding to participate in the Exchange Offer.

Industry Specific Risk Factors

The container shipping industry is cyclical and volatile and the recent global economic recession has resulted in decreased demand for container shipping, which may negatively impact our ability to commence operations.

Our growth will generally depend on continued growth in world and regional demand for container shipping services, and the recent global economic slowdown has resulted in decreased demand for container shipping and a related decrease in charter rates.

The ocean-going shipping container industry is both cyclical and volatile in terms of charter hire rates and profitability. Containership charter rates peaked in 2005 and generally stayed strong until the middle of 2008, when the effects of the recent economic crisis began to affect global container trade. Rates have fallen significantly and are now estimated to be at late 2001 levels, with further pressure expected through 2010. In the future, rates may continue to decline. Fluctuations in charter rates result from changes in the supply and demand for ship capacity and changes in the supply and demand for the major products internationally transported by containerships. The factors affecting the supply and demand for containerships and supply and demand for products shipped in containers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

The factors that influence demand for containership capacity include:

•	supply and demand for products suitable for shipping in containers;

•	changes in global production of products transported by containerships;

•	the distance container cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	global and regional economic and political conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, including changes in the distances over which container cargoes are transported;

•	environmental and other regulatory developments;

•	currency exchange rates; and

•	weather.

The factors that influence the supply of containership capacity include:

•	the number of newbuilding deliveries;

•	the scrapping rate of older containerships;

•	containership owner access to capital to finance the construction of newbuildings;

•	the price of steel and other raw materials;

•	changes in environmental and other regulations that may limit the useful life of containerships;

•	the number of containerships that are sailing at reduced speed, or slow-steaming, to conserve fuel;

•	the number of containerships that are out of service; and

•	port congestion and canal closures.

Our ability to employ any containerships that we acquire will depend upon, among other things, the then current state of the containership market. If the containership market is in a period of sustained depression, we may be unable to operate our vessels profitably.

If economic conditions throughout the world do not improve, it may impede our ability to establish our operations and implement our growth successfully.

Negative trends in the global economy that emerged in 2008 continue to adversely affect global economic conditions. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for certain goods and, thus, shipping. Continuing economic instability could have a material adverse effect our ability to implement our business strategy.

The United States, the European Union and other parts of the world have been in a recession and continue to exhibit weak economic trends. The credit markets in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal government and state governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Global financial markets and economic conditions have been, and continue to be, severely disrupted and volatile. Credit markets and the debt and equity capital markets have been exceedingly distressed.

We face risks attendant to changes in economic environments, changes in interest rates, and instability in the banking and securities markets around the world, among other factors. We cannot predict how long the current market conditions will last. However, these recent and developing economic and governmental factors, together with the concurrent decline in charter rates and vessel values, may have a material adverse effect on our ability to establish our operations and implement our growth successfully.

Continued economic turmoil in the Asia Pacific region, especially in Japan and China, may exacerbate the effect on us of the recent slowdown in the rest of the world. Before the global economic financial crisis that began in 2008, China had one of the world’s fastest growing economies in terms of gross domestic product, or GDP, which had a significant impact on shipping demand. China and other countries in the Asia Pacific region may continue to experience slowed economic growth in the future. Moreover, the current economic slowdown in the economies of the United States, the European Union and other Asian countries may further adversely affect economic growth in China and elsewhere. Our ability to establish our operations and implement our growth successfully would be impeded by a continuing or worsening economic downturn in any of these countries.

The current state of global financial markets and current economic conditions may adversely impact our ability to obtain financing on acceptable terms which may hinder or prevent us from expanding our business.

Global financial markets and economic conditions have been, and continue to be, volatile. Recently, the debt and equity capital markets have been severely distressed. These issues, along with significant write-offs in the financial services sector, the re-pricing of credit risk and the current weak economic conditions have made, and will likely continue to make, it difficult to obtain financing. The current state of global financial markets and current economic conditions might adversely impact our ability to issue additional equity at prices which will not be dilutive to our existing shareholders or preclude us from issuing equity at all.

Also, as a result of concerns about the stability of financial markets generally and the solvency of counterparties specifically, the cost of obtaining money from the credit markets has increased as many lenders have increased interest rates, enacted tighter lending standards, refused to refinance existing debt at all or on terms similar to current debt and reduced, and in some cases ceased, to provide funding to borrowers. Due to these factors, we cannot be certain that financing will be available if needed and to the extent required, on acceptable terms. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our obligations as they come due or we may be unable to enhance our existing business, complete acquisitions or otherwise take advantage of business opportunities as they arise.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five-year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. If the Chinese government does not continue to pursue a policy of economic reform, the level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

Vessel values may fluctuate which may adversely affect our financial condition, result in the incurrence of a loss upon disposal of a vessel or increase the cost of acquiring additional vessels.

Vessel values may fluctuate due to a number of different factors, including: general economic and market conditions affecting the shipping industry; competition from other shipping companies; the types and sizes of available vessels; the availability of other modes of transportation; increases in the supply of vessel capacity; the cost of newbuildings; governmental or other regulations; prevailing freight rates, which are the rates paid to the shipowner by the charterer under a voyage charter, usually calculated either per ton loaded or as a lump sum amount; and the need to upgrade second hand and previously owned vessels as a result of charterer requirements, technological advances in vessel design or equipment or otherwise. In addition, as vessels grow older, they generally decline in value. Due to the cyclical nature of the container market, if for any reason we sell any of our owned vessels at a time when prices are depressed, we could incur a loss and our business, results of operations, cash flow and financial condition could be adversely affected. Moreover, if the book value of a vessel is impaired due to unfavorable market conditions we may incur a loss that could adversely affect our operating results.

Conversely, if vessel values are elevated at a time when we wish to acquire additional vessels, the cost of acquisition may increase and this could adversely affect our business, results of operations, cash flow and financial condition.

The containership industry is highly competitive, and we may be unable to compete successfully for charters with established companies or new entrants that may have greater resources and access to capital, which may have a material adverse affect on us.

The containership industry is a highly competitive industry that is capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom may have greater resources and access to capital than we have. Competition among vessel owners for the seaborne transportation of semi-finished and finished consumer and industrial products can be intense and depends on the charter rate, location, size, age, condition and the acceptability of the vessel and its operators to charterers. Due in part to the highly fragmented market, many of our competitors with greater resources and access to capital than we have could operate larger fleets than we may operate and thus be able to offer lower charter rates or higher quality vessels than we are able to offer. If this were to occur, we may be unable to retain or attract new charterers on attractive terms or at all, which may have a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

An over-supply of containership capacity may lead to a further reduction in charter rates, which may limit our ability to operate our vessels profitably.

While the size of the containership orderbook has declined over the last 12 months, newbuilding containerships with an aggregate capacity of 5.0 million TEU were on order, representing 39.1% of the total fleet capacity as of December 31, 2009. The size of the orderbook is large relative to historical levels and will result in the increase in the size of the world containership fleet over the next few years. An over-supply of containership capacity, combined with a decline in the demand for containerships, may result in a further reduction of charter hire rates.

If such a reduction continues in the future, we may only be able to charter our fleet for reduced rates or unprofitable rates or we may not be able to charter our containerships at all.

An increase in operating costs could adversely affect our cash flows and financial condition.

Vessel operating expenses include the costs of crew, provisions, deck and engine stores, lube oil, bunkers, insurance and maintenance and repairs, which depend on a variety of factors, many of which are beyond our control. Some of these costs, primarily relating to insurance and enhanced security measures implemented after September 11, 2001 and as a result of a recent increase in the frequency of acts of piracy, have been increasing. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Increases in any of these costs could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Fuel, or bunker prices, may adversely affect profits.

While we generally do not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation or when our vessels trade in the spot market. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.

Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

Increased inspection procedures, tighter import and export controls and new security regulations could increase costs and cause disruption of our container shipping business.

International container shipping is subject to additional security and customs inspection and related procedures in countries of origin, destination and trans-shipment points. These security procedures can result in cargo seizure, delays in the loading, offloading, trans-shipment, or delivery of containers and the levying of customs duties, fines or other penalties against exporters or importers and, in some cases, carriers.

Since the events of September 11, 2001, U.S. authorities have significantly increased the levels of inspection for all imported containers. Government investment in non-intrusive container scanning technology has grown, and there is interest in electronic monitoring technology, including so-called “e-seals” and “smart” containers that would enable remote, centralized monitoring of containers during shipment to identify tampering with or opening of the containers, along with potentially measuring other characteristics such as temperature, air pressure, motion, chemicals, biological agents and radiation.

It is unclear what changes, if any, to the existing security procedures will ultimately be proposed or implemented, or how any such changes will affect the container shipping industry. These changes have the potential to impose additional financial and legal obligations on carriers and, in certain cases, to render the shipment of certain types of goods by container uneconomical or impractical. These additional costs could reduce the volume of goods shipped in containers, resulting in a decreased demand for containerships. In addition, it is unclear what financial costs any new security procedures might create for containership owners and operators. Any additional costs or a decrease in container volumes could have an adverse impact on our ability to attract customers and therefore have an adverse impact on our ability to operate our vessels profitably.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention.

A vessel must undergo annual surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle under which the machinery would be surveyed periodically over a five-year period. If any vessel does not maintain its class and/or fails any annual survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. This could negatively impact our results of operations and financial condition.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operations of our containerships will be materially affected by environmental regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which our containerships operate, as well as in the country or countries of their registration, including those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, water discharges and ballast water management. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such requirements or the impact thereof on the resale price or useful life of any containership that we will acquire.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. For example, the cost of compliance with any new emissions regulation that may be adopted by the United Nations Framework Convention on Climate Change may be substantial or we may face substantial taxes on bunkers.

In addition, we are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations. Many environmental requirements are designed to reduce the risk of pollution, such as oil spills, and our compliance with these requirements can be costly.

Environmental requirements can also affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and natural resource damages, in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of hazardous materials associated with our existing or historic operations. Violations of, or liabilities under, environmental requirements can result in substantial penalties, fines and other sanctions, including in certain instances, seizure or detention of our vessels.

The operation of our containerships will also be affected by the requirements set forth in the International Maritime Organization’s International Management Code for the Safe Operation of Ships and Pollution Prevention, or the ISM Code. The ISM Code requires shipowners and bareboat charterers, which are charterers under a bareboat charter agreement2 whereby no crew or provisions are included as part of the charter agreement, to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Failure to comply with the ISM Code may subject us to increased liability, may decrease available insurance coverage for the affected ships and may result in denial of access to, or detention in, certain ports.

In addition, in complying with existing environmental laws and regulations and those that may be adopted, we may incur significant costs in meeting new maintenance and inspection requirements and new restrictions on air emissions from our containerships, in developing contingency arrangements for potential spills and in obtaining insurance coverage. Government regulation of vessels, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future and require us to incur significant capital expenditures on our vessels to keep them in compliance, or even to scrap or sell certain vessels altogether. Substantial violations of applicable requirements or a catastrophic release of bunker fuel from one of our containerships could have a material adverse impact on our financial condition and results of operations.

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success will depend in large part on the ability of our Manager and us to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If we are not able to increase our rates to compensate for any crew cost increases, it could have a material adverse effect on our business, results of operations, cash flows and financial condition. Any inability

[2]	Bareboat charter : Also known as a “demise charter” is a contract or hire of a ship under which the shipowner is usually paid a fixed amount of charter hire rate for a certain period of time during which the charterer is responsible for the operating costs and voyage costs of the vessel as well as arranging for crewing.

we, or our Manager, experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business, which could have a material adverse effect on our financial condition, results of operations and cash flows.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by our vessel-owning subsidiaries. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our financial condition, results of operations and cash flows.

Our vessels may suffer damage due to the inherent operational risks of the seaborne transportation industry and we may experience unexpected drydocking costs, which may adversely affect our business and financial condition.

Our vessels and their cargoes may be at risk of being damaged or lost because of events such as marine disasters, bad weather, business interruptions caused by mechanical failures, grounding, fire, explosions and collisions, human error, war, terrorism, piracy and other circumstances or events. These hazards may result in death or injury to persons, loss of revenues or property, environmental damage, higher insurance rates, damage to our customer relationships, delay or rerouting. If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and may be substantial. We may have to pay drydocking costs that our insurance does not cover in full. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, would decrease our earnings. In addition, space at drydocking facilities is sometimes limited and not all drydocking facilities are conveniently located. We may be unable to find space at a suitable drydocking facility or our vessels may be forced to travel to a drydocking facility that is not conveniently located to our vessels’ positions. The loss of earnings while these vessels are forced to wait for space or to steam to more distant drydocking facilities would decrease our earnings. The involvement of our vessels in an environmental disaster may also harm our reputation as a safe and reliable vessel owner and operator.

Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents increased significantly, and continued at a relatively high level during 2009, particularly in the Gulf of Aden off the coast of Somalia, with drybulk vessels and tankers particularly vulnerable to such attacks. In November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100 million, and was released in January 2009 upon a ransom payment of $3 million. In April 2009, the “Maersk Alabama,” a 17,000-ton containership not affiliated with us, was seized by Somali pirates. The ship was later released. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or Joint War Committee “war and strikes” listed areas, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, any detention hijacking as a result of an act of piracy against the vessels we plan to acquire, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government of a vessel’s registry could requisition for title or seize the vessels we plan to acquire. Requisition for title occurs when a government takes control of a vessel and becomes the owner. A government could also requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our business, results of operations, cash flows and financial condition.

Maritime claimants could arrest the vessels we plan to acquire, which would interrupt our business.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our business or require us to pay large sums of funds to have the arrest lifted, which would have a negative effect on our cash flows.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in the fleet we plan to acquire for claims relating to another of our ships.

There is a lack of historical operating history provided with vessels acquisitions and profitable operation of the vessels will depend on our skill and expertise.

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, neither we nor our Manager will conduct any historical financial due diligence process when we acquire vessels. Accordingly, neither we nor our Manager has obtained the historical operating data for the vessels we have acquired from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, in the future we may acquire some vessels with time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

Due to the differences between the prior owners of these vessels and the Company with respect to the routes we expect to operate, our future customers, the cargoes we expect to carry, the freight rates and charter hire rates we will charge in the future and the costs we expect to incur in operating our vessels, we believe that our operating results will be significantly different from the operating results of the vessels while owned by the prior owners. Profitable operation of the vessels will depend on our skill and expertise. If we are unable to operate the vessels profitably, it may have an adverse affect on our financial condition, results of operations and cash flows.

Company Specific Risk Factors

We are a recently organized corporation with no operating history and accordingly you will not have any basis on which to evaluate our ability to achieve our business objectives.

We are a recently organized corporation with no operating results to date. Therefore, our ability to execute our business strategy is dependent upon the success of our management team and obtaining financing through debt or an offering of our securities. Because we do not have an operating history, you will have no basis upon which to evaluate our ability to operate our vessels profitably and acquire or make new investments, including but not limited to acquisitions of containerships. If we are unable to employ our vessels, we may not generate any operating revenues, and you could lose all or part of your investment.

Diana Shipping currently owns approximately 55% of our outstanding common shares, which may limit your ability to influence our actions.

Diana Shipping currently owns approximately 55% of our outstanding common stock. Accordingly, Diana Shipping has the power to exert considerable influence over our actions, including the election of directors, the adoption or amendment of provisions in our articles of incorporation and possible mergers or other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our shares. So long as Diana Shipping continues to own a significant amount of our equity, even if such amount represents less than 50% of our voting power, it will continue to be able to exercise considerable influence over our decisions.

We are a recently organized corporation and Diana Shipping will not provide any guarantee of the performance of our obligations nor will you have any recourse against Diana Shipping should you seek to enforce a claim against us.

Diana Shipping currently owns approximately 55% of our common stock, but will not provide any guarantee of the performance of our obligations. Further, you will have no recourse against Diana Shipping should you seek to enforce a claim against us.

We may not be able to establish our operations or implement our growth successfully.

Our business plan is to identify and acquire suitable vessels at favorable prices and trade these vessels in the spot market or on short-term or long-term charters, or temporarily cease the use of, or lay-up, the vessels until we can obtain sufficient charter rates so as to profitably employ our vessels and expand our operations. Our business plan will therefore depend upon our ability to identify and acquire suitable vessels to grow our fleet in the future, successfully employ our vessels, locate sites to lay up vessels, maintain our business without any or limited operating income while vessels are laid-up, and charter our vessels in the future at rates that will compensate for the lack of return while our vessels were not in use.

Growing any business by acquisition presents numerous risks, including undisclosed liabilities and obligations, difficulty obtaining additional qualified personnel and managing relationships with customers and suppliers. In addition, competition from other companies, many of which may have significantly greater financial resources than do we, may reduce our acquisition opportunities or cause us to pay higher prices. We cannot assure you that we will be successful in executing our plans to establish and grow our business or that we will not incur significant expenses and losses in connection with these plans. Our failure to effectively identify, purchase, develop and integrate any vessels could impede our ability to establish our operations or implement our growth successfully. Our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as cost-savings or cash flow enhancements;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired, particularly if any vessel we acquire proves not to be in good condition;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

We may be unable to locate suitable vessels which would adversely affect our ability to operate our business.

We intend to further grow our fleet through selective acquisitions. Our business strategy is dependent on identifying and purchasing suitable vessels. Changing market and regulatory conditions may limit the availability of suitable vessels because of customer preferences or because they are not or will not be compliant with existing or future rules, regulations and conventions. Additional vessels of the age and quality we desire may not be available for purchase at prices we are prepared to pay or at delivery times acceptable to us, and we may not be able to dispose of vessels at reasonable prices, if at all. If we are unable to purchase and dispose of vessels at reasonable prices in accordance with our business strategy or in response to changing market and regulatory conditions, our business would be adversely affected.

If we cannot successfully employ our vessels, we may incur net losses.

Our business plan is to identify and acquire suitable vessels at favorable prices and, as market conditions warrant, employ such vessels in the spot market or on short-term or long-term time charters. Given the current depressed conditions of the containership market, it is possible that we may acquire a vessel without having a chartering agreement in place or without having a profitable charter in place for such vessel, and we may not find a suitable employment for a substantial period of time after taking delivery of such vessel. We have incurred costs related to administrative costs, vessel maintenance and general business expenses before being able to generate income and we may not operate our vessels profitably. If we are unable to obtain suitable employment for our vessels while incurring operating expenses, our business would be adversely affected.

If, on April 6, 2012, we have not completed an initial public offering, nor have we applied at least 90% of the net proceeds of the private offering to certain vessel related and other purposes, we may be required to distribute the net proceeds of the private offering that have not been used for such purposes to our shareholders.

Pursuant to our amended and restated bylaws, we have agreed that, upon April 6, 2012, we will either complete an initial public offering of common stock pursuant to an effective registration statement under the Securities Act, or use at least ninety percent (90%) of the net proceeds of the private offering (i) to fund containership acquisitions; (ii) for capital expenditures relating to our vessels; (iii) for vessel operating expenses, which may include expenses incurred in the lay-up of our vessels, and reasonable reserves established by our board of directors for any such operating or lay-up expenses; (iv) general and administrative expenses; and (v) other expenses related to the ownership, operation, management and maintenance of our containerships (the items set forth in clauses (i) to (v) above are referred to collectively as a “Permitted Purpose”). It is our intention that no more than ten percent (10%) of the net proceeds of the private offering shall be used for general corporate purposes other than Permitted Purposes.

In the event that on April 6, 2012 (i) we have not completed an initial public offering of common stock pursuant to an effective registration statement under the Securities Act, and (ii) we have not applied at least ninety percent (90%) of the net proceeds of the private offering to a Permitted Purpose then our Board of Directors shall call within 60 days of such date a special meeting of shareholders in accordance with our amended and restated by-laws to consider and vote upon a proposal to distribute to our shareholders the amount of net proceeds of the private offering that has not been expended by the Company for a Permitted Purpose as of such date. Diana Shipping has agreed to vote its shares in accordance with the majority of the votes cast by shareholders that are not affiliated with Diana Shipping at such special meeting. The Exchange Offer does not satisfy the requirement to complete an initial public offering of common stock pursuant to an effective registration statement under the Securities Act for purposes of this provision contained in our amended and restated by-laws. No assurance can be given that the Company will be continuing operations on such date or that any proceeds of the private offering will be available for distribution on such date. In addition, the U.S. federal income tax consequences of any distribution may vary depending on the form of such distribution, if any.

Following the completion of the acquisition of the two vessels in our initial fleet and the drawdown of $20.0 million under our secured loan facility, we have applied approximately 85% of the net proceeds of the private offering to a Permitted Purpose.

Our purchasing and operating previously owned vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Our current business strategy includes growth through the acquisition of previously owned vessels. While we will typically inspect previously owned vessels before purchase, this does not provide us with the same knowledge about their condition that we would have had if these vessels had been built for and operated exclusively by us. Accordingly, we may not discover defects or other problems with such vessels before purchase. Any such hidden defects or problems, when detected, may be expensive to repair, and if not detected, may result in accidents or other incidents for which we may become liable to third parties. In addition, when purchasing previously owned vessels, we do not receive the benefit of any builder warranties if the vessels we buy are older than one year.

In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Older vessels are typically less fuel efficient than more recently constructed vessels due to improvements in engine technology. Governmental regulations, safety and other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment to some of our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. As a result, regulations and standards could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We have recently acquired two newbuilding vessels and we may in the future agree to acquire additional newbuilding vessels, and any delay in the delivery of vessels under contract could have a material adverse effect on us.

We have recently acquired two newbuilding vessels. As we grow our fleet in the future, we may acquire additional newbuildings. The completion and delivery of newbuildings could be delayed because of, among other things:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy of or other financial crisis involving the shipyard;

•	a backlog of orders at the shipyard;

•	political, social or economic disturbances;

•	weather interference or a catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	an inability to finance the constructions of the vessels; or

•	an inability to obtain requisite permits or approvals.

If the seller of any newbuilding vessel we have contracted to purchase is not able to deliver the vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met his obligations, it may result in a material adverse effect on our business, prospects, financial condition, liquidity and results of operations.

The failure of our counterparties to meet their obligations to us under any vessel purchase agreements or time charter agreements could cause us to suffer losses or otherwise adversely affect our business.

We have entered into a time charter for one of the vessels in our initial fleet for a minimum period of nine months and a maximum period of 12 months. We entered into a time charter for the other vessel in our initial fleet for a minimum of 30 days to a maximum 60 days, and thereafter the vessel has been chartered for a period of 24 months plus or minus 45 days. We intend to selectively employ our vessels in the spot market, under short-term or long-term time charters, or lay-up vessels as market conditions warrant. The ability and willingness of each of our counterparties to perform its obligations under a vessel purchase agreement or time charter agreement with us will depend on a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the containership market and the overall financial condition of the counterparty. If the seller of a vessel fails to deliver a vessel to us as agreed, or if we cancel a purchase agreement because a seller has not met its obligations, this may have a material adverse effect on our business. In addition, in depressed market conditions, there have been reports of charterers renegotiating their charters or defaulting on their obligations under charters and our future customers may fail to pay charterhire or attempt to renegotiate charter rates. If our future charterers fail to meet their obligations to us or attempt to renegotiate our future charter agreements, we could sustain significant losses which could have a material adverse effect on our business, financial condition, results of operations and cash flows.

Our growth in the future depends on our ability to successfully charter our vessels, for which we will face substantial competition.

One of our business strategies is to initially employ our vessels in the spot market or under short-term or long-term time charters, or refrain from operating the vessels we acquire in the current unfavorable market and to secure favorable charter rates when market conditions improve. The process of obtaining new long-term time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. Container shipping charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	shipping industry relationships and reputation for customer service and safety;

•	container shipping experience and quality of ship operations (including cost effectiveness);

•	quality and experience of seafaring crew;

•	the ability to finance containerships at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new ships according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We expect substantial competition for providing new containership service from a number of experienced companies, including state-sponsored entities and major shipping companies. Many of these competitors have significantly greater financial resources than we do, and can therefore operate larger fleets and may be able to offer better charter rates. As a result of these factors, we may be unable to obtain new customers on a profitable basis, if at all, which will impede our ability to establish our operations and implement our growth successfully.

Increased competition in technological innovation could reduce the demand for the vessels we plan to acquire and our ability to successfully implement our business strategy.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to be loaded and unloaded quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. Physical life is related to the original design and construction, maintenance and the impact of the stress of operations. If new containerships are built that are more efficient or flexible or have longer physical lives than our vessels, competition from these more technologically advanced containerships could adversely affect the amount of charter hire payments we receive for our vessels or our ability to charter our vessels at all.

Our executive officers and directors will not devote all of their time to our business, which may hinder our ability to operate successfully.

Our executive officers and directors will be involved in other business activities, such as the operation of Diana Shipping with which four of them have certain employment and consulting agreements, which may result in their spending less time than is appropriate or necessary to manage our business successfully. This could have a material adverse effect on our business, results of operations, cash flows and financial condition.

The fiduciary duties of our officers and directors may conflict with those of the officers and directors of Diana Shipping and/or its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and Chairman, President, Chief Operating Officer and Chief Financial Officer also serve as executive officers and/or directors of Diana Shipping. As a result, these individuals have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Although Diana Shipping is contractually restricted from competing with us in the containership industry, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the drybulk carrier sector, which limits our ability to expand our operations.

We are dependent on our Manager to assist us in operating our business, and our business will be harmed if our Manager fails to assist us effectively.

We have entered into an Administrative Services Agreement with Diana Shipping Services, a wholly-owned subsidiary of Diana Shipping, whom we refer to as DSS or the Manager, whereby DSS provides us with administrative services, commercial and technical vessel management services, including chartering, vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us for any reason or if it terminates the Administrative Services Agreement, as it is entitled to do under certain circumstances. While we are able to terminate the Administrative Services Agreement upon the approval of our board of directors, upon any termination of the Administrative Services Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with DSS will provide.

If DSS suffers material damage to its reputation or relationships, it may harm our ability to:

•	acquire new vessels;

•	enter into new charters for our vessels;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with charterers, suppliers and other third parties.

If our ability to do any of the things described above is impaired, it would undermine our ability to establish our operations and implement our growth successfully.

If our insurance is insufficient to cover losses that may occur to the vessels we plan to acquire or result from our operations due to the inherent operational risks of the shipping industry, it could adversely affect our financial condition.

The operation of an ocean-going vessel carries inherent risks, any of which could increase our costs or lower our revenues. These risks include the possibility of:

•	marine disaster;

•	environmental accidents;

•	cargo and property losses or damage;

•	business interruptions caused by mechanical failure, human error, political action in various countries, war, labor strikes, or adverse weather conditions; and

•	loss of revenue during vessel off-hire periods.

Under the vessel management agreements, our manager is responsible for procuring and paying for insurance for our vessels. Our insurance policies contain standard limitations, exclusions and deductibles. The policies insure against those risks that the shipping industry commonly insures against, which are hull and machinery, protection and indemnity and war risk. The Manager currently maintains hull and machinery coverage in an amount at least equal to the vessels’ purchase price. The Manager maintains an amount of protection and indemnity insurance that is at least equal to the standard industry level of coverage. We cannot assure you that the Manager will be able to procure adequate insurance coverage for our fleet in the future or that our insurers will pay any particular claim.

We expect to continue to operate substantially outside the United States, which will expose us to political and governmental instability, which could harm our operations.

We expect that our operations will continue to be primarily conducted outside the United States and may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Past political efforts to disrupt shipping in these regions, particularly in the

Arabian Gulf, have included attacks on ships and mining of waterways. In addition, terrorist attacks outside this region, such as the attacks that occurred against targets in the United States on September 11, 2001, Spain on March 11, 2004, London on July 7, 2005, Mumbai on November 26, 2008 and continuing hostilities in Iraq and Afghanistan and elsewhere in the Middle East and the world may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States and elsewhere. Any such attacks or disturbances may disrupt our business, increase vessel operating costs, including insurance costs, and adversely affect our financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

We generate all of our revenues in dollars and incur a portion of our expenses in other currencies, and therefore exchange rate fluctuations could have an adverse impact on our results of operations.

We generate all of our revenues in dollars and incur a portion of our expenses in currencies other than the dollar. This difference could lead to fluctuations in net income due to changes in the value of the dollar relative to the other currencies, in particular the Euro. Expenses incurred in foreign currencies against which the dollar falls in value can increase, decreasing our revenues. Further declines in the value of the dollar could lead to higher expenses payable by us.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the United States Internal Revenue Code of 1986, or the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as us and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

Both before and after the Exchange Offer, we will qualify for this exemption if more than 50% of our stock (by value) is owned by one or more “qualified shareholders,” which include individual residents of a foreign country which grants an equivalent exemption from tax to United States domestic corporations and certain publicly-traded corporations organized in a foreign country. Due to the factual nature of the issues involved, there can be no assurances on our tax-exempt status.

If we are not entitled to exemption under section 883 for any taxable year, we would be subject for those years to an effective 2% United States federal income tax on the shipping income we derive during the year which is attributable to the transport of cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

We may be treated as a “passive foreign investment company,” which could have certain adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, cash will be treated as an asset held for the production of passive income. For purposes of these tests, “passive income” generally includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than those received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. holders of stock in a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their stock in the PFIC.

We may be treated as a PFIC either before or after we acquire vessels. For the first taxable year which we earn gross income (which we expect to be 2010), we may be able to rely upon the “start-up year” exception to the PFIC rules. Under this exception, we will not be treated as a PFIC for such taxable year if (1) no predecessor of ours was a PFIC; (2) we satisfy the United States Internal Revenue Service, or IRS, that we will not be a PFIC for either of the first two taxable years following the start-up year; and (3) we are not in fact a PFIC for either of these years. However, depending upon the circumstances, there is no assurance that we will be able to qualify for the “start-up year” exception. For example, we may be treated as a PFIC for one of the two taxable years following our start-up year if we are unable to complete our acquisitions of vessels in a timely manner.

Whether we will be treated as a PFIC will depend upon our method of operation. In this regard, we intend to treat the gross income we derive or are deemed to derive from time or voyage chartering activities as services income, rather than rental income. Accordingly, we believe that any income from time or voyage chartering activities will not constitute “passive income,” and any assets that we may own and operate in connection with the production of that income will not constitute passive assets. However, any gross income that we derive or are deemed to have derived from bareboat chartering activities will be treated as rental income and thus will constitute “passive income,” and any assets that we may own and operate in connection with the production of that income will constitute passive assets. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes.

Accordingly, no assurance can be given that the IRS or a court of law will accept our position with regard to our status from time to time as a PFIC, and there is a risk that the IRS or a court of law could determine that we are or have been a PFIC for a particular taxable year.

If we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face certain adverse U.S. federal income tax consequences and information reporting obligations. Under the PFIC rules, unless such U.S. holders make certain elections available under the Code (which elections could themselves have certain adverse consequences for such U.S. holders, as discussed below under “Taxation”), such U.S. holders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our units, common stock or warrants, as the case may be, as if the excess distribution or gain had been recognized ratably over such U.S. holder’s holding period for such common stock, as the case may be. See “Taxation—United States Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. holders of our common stock if we are or were to be treated as a PFIC.

We may be subject to increased premium payments, or calls, because we obtain some of our insurance through protection and indemnity associations.

We may be subject to increased premium payments, or calls, in amounts based on our claim records as well as the claim records of other members of the protection and indemnity associations in the International Group, which is comprised of 13 mutual protection and indemnity associations and insures approximately 90% of the world’s commercial tonnage and through which we receive insurance coverage for tort liability, including pollution-related liability, as well as actual claims. Amounts we may be required to pay as a result of such calls will be unavailable for other purposes.

Risks Related to Our Common Stock

There is currently no market for our common stock and a market for our common stock may not develop, which could adversely affect the liquidity and price of our common stock.

There is currently no established trading market for our common stock. The Exchange Shares are new securities with no established trading market. Stockholders therefore have no access to information about prior market history on which to base their investment decision.

While we are conducting a registered exchange offer for the Original Shares, and we are obligated under certain conditions, to register the resale of the Original Shares, we cannot assure you as to:

•	the likelihood that an active market will develop for the Exchange Shares;

•	the liquidity of any such market;

•	the ability of our stockholders to sell their Exchange Shares; or

•	the price that our stockholders may obtain for their Exchange Shares.

Even if an active trading market develops, the market value for our common stock may be highly volatile and could be subject to wide fluctuations after this offering. Some of the factors that could negatively affect our share price include:

•	actual or anticipated variations in our operating results;

•	changes in our cash flow, Earnings Before Income Taxes Depreciation and Amortization (EBITDA) or earnings estimates;

•	publication of research reports about us or the industry in which we operate;

•	increases in market interest rates that may lead purchasers of common stock to demand a higher expected yield which, if our distributions are not expected to rise, will mean our share price will fall;

•	changes in applicable laws or regulations, court rulings and enforcement and legal actions;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.

Certain beneficiaries of the registration rights agreement that we entered into in connection with the private offering are prohibited from selling shares of our common stock for a period of time after the effective date of any registration statement filed in connection with an initial public offering of common stock by us, and we cannot assure you that the market price of our common stock will not fluctuate or decline significantly during such restricted selling period.

In the event we conduct an initial public offering, holders of the common stock sold in the private offering will have certain “piggy-back” registration rights. Pursuant to the provisions of the registration rights agreement, upon an initial public offering of our common stock, the holders of our common stock purchased in the private offering who elect, pursuant to the registration rights agreement, to include their shares of our common stock for resale in an initial public offering will not be able to sell shares of our common stock for a period of up to 30 days before and 180 days following the effective date of the registration statement filed in connection with the initial public offering of our common stock. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly during such, or any, restricted selling period. The inability of the beneficiaries of the registration rights agreement to sell their shares of our common stock during any restricted selling period may result in a lost opportunity to sell shares at favorable prices.

The shares of our common stock may not be approved for listing on the New York Stock Exchange, Nasdaq Global Market or another national exchange and even if approved, we may be unable to maintain our listing on such an exchange, which would adversely affect the value of our common stock and make it more difficult for you to monetize your investment.

Under the registration rights agreement, we have agreed to use our commercially reasonable efforts to list our common stock on the New York Stock Exchange, Inc., or NYSE, the Nasdaq Global Market, or Nasdaq, or another national exchange as soon as practicable after filing the applicable registration statement, and thereafter to maintain the listing on such exchange. Each exchange has initial listing criteria, including criteria related to minimum bid price, public float, market makers, minimum number of round lot holders and board independence requirements, which we can give no assurance that we will meet. Our inability to list our common stock on the NYSE, Nasdaq or another national exchange could affect the ability of our shareholders to sell their shares of common stock subsequent to the declaration of effectiveness of a registration statement, and consequently adversely affect the value of such shares. In such case, our shareholders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, our common stock. In addition, we would have more difficulty attracting coverage by market research analysts.

If our common stock is approved for listing on the NYSE, Nasdaq or another national exchange, we will have no prior trading history, and thus there is no way to determine the prices or volumes at which our common stock will trade. We can give no assurance as to the development of liquidity or any trading market for our common stock. Holders of shares of our common stock may not be able to resell the shares at or near their original acquisition price, or at all.

Additionally, the NYSE, the Nasdaq and each national securities exchange has certain corporate governance requirements that must be met in order for us to maintain our listing. If we qualify for listing and subsequently fail to meet the relevant corporate governance requirements, shares of our common stock could be delisted, which would make it harder for you to monetize your investment in our common stock and would cause the value of your investment to decline.

If we do not become publicly-traded, our access to the capital markets may be limited.

Although we are conducting a registered exchange offer for the Original Shares and, under certain conditions, we are obligated to file a registration statement covering the resale of the Original Shares, there is no guarantee that we will complete such exchange offer, registration or any public offering of our common stock. If we are unable to complete a public offering of our common stock or to have our stock listed with a stock exchange, our access to capital markets will be limited and we will have to rely on funding from private sources. Such limited access to the capital markets could impair our ability to finance our operations and any potential acquisitions and could have a material adverse effect on our business, operating results and financial condition.

We will incur increased costs as a result of being public company.

As a privately held company, we have not been responsible for the corporate governance and financial reporting practices and policies required of a publicly traded company. Following the effectiveness of the registration statement of which this prospectus is a part, we will be a public reporting company. As a public company, we will incur significant legal, accounting, investor relations and other expenses that we do not currently incur. In addition, we will be subject to the provisions of the Sarbanes-Oxley Act of 2002, Securities and Exchange Commission rules as well as stock exchange requirements. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. We estimate that we will have increased costs of approximately $1.0 million per year as a public company.

Investor confidence may be adversely impacted if we are unable to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

As a public reporting company, we will become subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require us to include in our annual report on Form 20-F our management’s report on, and assessment of, the effectiveness of our internal controls over financial reporting. In addition, our independent registered public accounting firm will be required to attest to and report on the effectiveness of our internal controls over financial reporting, which requirement we expect will first apply to our annual report on Form 20-F for the year ended December 31, 2011. Because we outsource accounting and other services to our Manager, our management and our independent registered public accounting firm will be required to also assess the design and operating effectiveness of our Manager’s internal controls over financial reporting. If we or our Manager fail to maintain the adequacy of our internal controls over financial reporting, we will not be in compliance with all of the requirements imposed by Section 404. Any failure to comply with Section 404 could result in an adverse perception of the Company in the financial marketplace.

Future offerings of debt securities, which would rank senior to our common stock upon our liquidation, and future offerings of equity securities, which would dilute our existing stockholders, may adversely affect the market value of common stock.

In the future, we may attempt to increase our capital resources by making offerings of debt or additional offerings of equity securities, including commercial paper, medium-term notes, senior or subordinated notes and classes of preferred stock. Upon liquidation, holders of our debt securities and preferred stock and lenders with respect to other borrowings will receive a distribution of our available assets prior to the holders of our common stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market value of our common stock, or both. Our preferred stock, if issued, could have a preference on liquidating distributions or a preference on dividend payments that would limit amounts available for distribution to holders of our common stock. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our common stock bear the risk of our future offerings reducing the market value of our common stock and diluting their share holdings in us.

Future sales of our common stock could have an adverse effect on our share price.

As of the date of this prospectus, we have 6,106,161 shares of common stock outstanding. Additionally, we may in the future issue additional securities. We may also issue additional shares of common stock or securities convertible into common stock, in connection with the hiring of personnel, future acquisitions, future private placements of our securities or other business purposes. The potential issuance of such additional shares of common stock will result in the dilution of the ownership interests of our existing shareholders and may create downward pressure on the trading price, if any, of our common stock.

In addition, Diana Shipping has entered into a one-year lock-up agreement with respect to its common stock. Such common stock will also be deemed to be “restricted securities” within the meaning of Rule 144 under the Securities Act and may not be transferred unless such common stock has been registered under the Securities Act or an exemption from registration is available. Upon satisfaction of certain conditions, Rule 144 permits the sale of certain amounts of restricted securities one year following the date of acquisition of the restricted securities from us. As shares of common stock become eligible for sale under Rule 144, the volume of sales of common stock on applicable securities markets may increase, which could reduce the market value of our common stock. FBR Capital Markets & Co., at any time and without notice, may waive the provisions of the foregoing lock-up agreement. If the restrictions under the lock-up agreement are waived, such common stock will be available for sale into the market, which could reduce the market value for common stock.

In addition, we are conducting a registered exchange offer for the Original Shares pursuant to the registration rights agreement. Upon exchange, all of the Original Shares exchanged for Exchange Shares will be eligible for sale and the sales of substantial amounts of our common stock, or the perception that these sales may occur, could cause the market price of our common stock, if any, to decline and/or impair our ability to raise capital. We also may grant additional registration rights in connection with any future issuance of our common stock.

Because we are a foreign corporation, you may not have the same rights or protections that a shareholder in a United States corporation may have.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law and may make it more difficult for our shareholders to protect their interests. Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. The rights and fiduciary responsibilities of directors under the law of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions and there have been few judicial cases in the Marshall Islands interpreting the BCA. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. Therefore, you may have more difficulty in protecting your interests as a shareholder in the face of actions by the management, directors or controlling stockholders than would shareholders of a corporation incorporated in a United States jurisdiction.

It may not be possible for our investors to enforce U.S. judgments against us.

We are incorporated in the Republic of the Marshall Islands. Substantially all of our assets are located outside the United States. As a result, it may be difficult or impossible for United States shareholders to serve process within the United States upon us or to enforce judgment upon us for civil liabilities in United States courts. In addition, you should not assume that courts in the countries in which we are incorporated or where our assets are located (1) would enforce judgments of United States courts obtained in actions against us based upon the civil liability provisions of applicable United States federal and state securities laws or (2) would enforce, in original actions, liabilities against us based upon these laws.

Anti-takeover provisions in our organizational documents could make it difficult for our shareholders to replace or remove our current board of directors or have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the value of our securities.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our shareholders to change the composition of our board of directors in any one year, preventing them from changing the composition of management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that shareholders may consider favorable.

These provisions include:

•	authorizing our board of directors to issue “blank check” preferred stock without shareholder approval;

•	providing for a classified board of directors with staggered, three-year terms;

•	prohibiting cumulative voting in the election of directors;

•

authorizing the removal of directors only for cause and only upon the affirmative vote of the holders of two-thirds of the outstanding common shares entitled to vote generally in the election of directors;

•	limiting the persons who may call special meetings of shareholders; and

•	establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by shareholders at shareholder meetings.

In addition, we have entered into a stockholders rights agreement pursuant to which our board of directors may cause the substantial dilution of any person that attempts to acquire us without the approval of our board of directors.

These anti-takeover provisions, including provisions of our stockholders rights agreement, could substantially impede the ability of shareholders to benefit from a change in control and, as a result, may adversely affect the value of our securities, if any, and the ability of shareholders to realize any potential change of control premium.

Your failure to tender your Original Shares in the Exchange Offer may affect their marketability.

If you do not exchange your Original Shares for Exchange Shares in the Exchange Offer, you will continue to be subject to existing restrictions on transfers of the Original Shares. If the Exchange Offer is completed and you do not exchange your shares, we have agreed to register the resale of Original Shares under certain circumstances. After we complete the Exchange Offer, if you continue to hold Original Shares and you seek to liquidate your investment, you will have to rely on an exemption from the registration requirements under applicable securities laws, including the Securities Act, regarding any sale or other disposition of the Original Shares unless and until the Original Shares are registered for resale.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements in this document that are not statements of historical fact or present facts or conditions are forward-looking statements. These forward looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “anticipate,” “estimate,” “intend,” “project,” “forecast,” “plan,” “potential,” “may,” “should,” “expect” or similar terms and includes assumptions, expectations, projections, intentions and beliefs about future events.

Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	statements about pending or recent acquisitions, business strategy and expected capital spending or operating expenses;

•	statements about shipping industry trends, including charter hire rates and factors affecting supply and demand;

•	our ability to obtain additional financing;

•	expectations regarding the availability of vessel acquisitions; and

•	anticipating developments with respect to litigation.

Forward-looking statements are based upon assumptions, expectations, projections, intentions and beliefs as to future events that may not prove to be accurate. Actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements included herein. The reasons for this include the risks, uncertainties and factors described under the section of this prospectus entitled “Risk Factors.”

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our principal administrative offices are located outside the United States in Athens, Greece. A majority of our directors, officers and the experts named in this prospectus reside outside the United States. In addition, a substantial portion of our assets and the assets of our directors, officers and experts are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States, judgments you may obtain in United States courts against us or these persons in any action, including actions based upon the civil liability provisions of United States federal or state securities laws.

Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States federal or state securities laws.

SELECTED FINANCIAL DATA

We were incorporated on January 7, 2010. The following table sets forth our selected financial data. The selected financial data as of January 7, 2010 (date of inception) are derived from our audited financial statements included elsewhere in this prospectus. We refer you to the notes to our audited financial statements for a discussion of the basis on which our financial statements are presented. The information provided below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, related notes and other financial information included herein.

	As of January 7, 2010	As of and for the period ended June 30, 2010
Income Statement Data:
Voyage and time charter revenues	—	1,322
Voyage expenses	—	(25,114)
Vessel operating expenses	—	(375,549)
Depreciation	—	(7,886)
Management fees	—	(23,000)
General administrative expenses	—	(1,789,977)
Foreign currency gains	—	242,490

Operating loss	—	(1,977,714)
Interest income	—	42,638

Net loss	—	(1,935,076)

Loss per common share, basic and diluted	—	(0.67)
Weighted average number of common shares, basic	500	2,875,722
Weighted average number of common shares, diluted	500	2,880,006

Balance Sheet Data:
Cash and cash equivalents	500	34,583,321
Total fixed assets	—	50,460,808
Total assets	500	85,914,144
Total current liabilities	—	1,639,424
Total shareholder’s equity	500	84,274,720

Cash Flow Data:
Net cash used in operating activities	—	(470,970)
Net cash used in investing activities	—	(50,468,694)
Net cash from financing activities	—	85,281,396
Effect of exchange rate changes on cash	—	241,589

USE OF PROCEEDS

We will not receive any proceeds from the Exchange Offer. In exchange for issuing Exchange Shares as contemplated in this prospectus, we will receive Original Shares which are identical to the Exchange Shares except that the Exchange Shares are registered under the Securities Act, and, therefore, will not bear legends restricting their transfer, and the Exchange Shares include the related preferred stock purchase rights. The Original Shares surrendered in exchange for Exchange Shares will be cancelled.

We received net proceeds from the private offering of approximately $85.3 million after deducting the initial purchaser’s discount and placement fee and related offering expenses payable by us. We used these proceeds to fund a portion of the aggregate purchase price of the two newbuilding containerships in our initial fleet and general corporate purposes, including working capital.

Of the net proceeds of the private offering, we intend to use at least ninety percent (90%) (i) to fund containership acquisitions; (ii) for capital expenditures relating to our vessels; (iii) for vessel operating expenses, which may include expenses incurred in the lay-up of our vessels, and reasonable reserves established by our board of directors for any such operating or lay-up expenses; (iv) general and administrative expenses; and (v) other expenses related to the ownership, operation, management and maintenance of our containerships (the items set forth in clauses (i) to (v) above are referred to collectively as a “Permitted Purpose”). It is our intention that no more than ten percent (10%) of the net proceeds of the private offering shall be used for general corporate purposes other than Permitted Purposes.

In the event that on April 6, 2012 (i) we have not completed an initial public offering of common stock pursuant to an effective registration statement under the Securities Act, and (ii) we have not applied at least ninety percent (90%) of the net proceeds of the private offering to a Permitted Purpose then our Board of Directors shall call within 60 days of such date a special meeting of shareholders in accordance with our amended and restated by-laws to consider and vote upon a proposal to distribute to our shareholders the amount of net proceeds of the private offering that has not been expended by the Company for a Permitted Purpose as of such date. Diana Shipping has agreed to vote its shares in accordance with the majority of the votes cast by shareholders that are not affiliated with Diana Shipping at such special meeting. No assurance can be given that the Company will be continuing operations on such date or that any proceeds of the private offering will be available for distribution on such date.

The U.S. federal income tax consequences of any distribution may vary depending on the form of such distribution, if any.

Prior to such use, the proceeds held by us will be invested only in cash or in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act with a maturity of 180 days or less, or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act.

Following the acquisition of the two vessels in our initial fleet and the drawdown of $20.0 million under our secured loan facility, we have applied approximately 85% of the net proceeds of the private offering to a Permitted Purpose.

CAPITALIZATION

The following unaudited table sets forth our capitalization at June 30, 2010, on an actual basis and as adjusted to give effect to:

•

the payment of Euro 33,570,000 or $42,697,430 representing the final installment to the yard for the acquisition of the vessel Centaurus, delivered on July 9, 2010, from the net proceeds of the private offering and the drawdown under our loan agreement with DnB NOR Bank ASA.

•	The drawdown on July 9, 2010 of $20,000,000 under our loan agreement with DnB NOR Bank ASA to partly finance the acquisition cost of vessels Sagitta and Centaurus.

	As of June 30, 2010
	Actual	As Adjusted
	(in U.S. dollars)
Cash and cash equivalents	34,583,321	11,885,891

Debt	—	20,000,000

Shareholders’ equity
Preferred Stock, $0.01 par value; 25,000,000 shares authorized, none issued actual and as adjusted	—	—
Common shares, $0.01 par value; 500,000,000 shares authorized; 6,106,161 shares issued and outstanding actual and as adjusted	61,062	61,062
Additional paid-in capital	86,148,734	86,148,734
Accumulated Deficit	(1,935,076)	(1,935,076)

Total shareholders’ equity	84,274,720	84,274,720

Total capitalization	84,274,720	104,274,720

Except as disclosed herein, there have been no material changes to our consolidated capitalization since June 30, 2010.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis together with our financial statements and related notes included elsewhere in this prospectus. This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements. For a discussion of some of those risks and uncertainties, read the sections entitled “Forward Looking Statements” and “Risk Factors.”

Overview

We are a newly formed development stage company that was incorporated on January 7, 2010 under the laws of the Republic of the Marshall Islands. We were formed to acquire containerships engaged in the seaborne transportation of finished consumer and industrial products. We received net proceeds from the private offering of approximately $85.3 million. Following the acquisition of the two vessels in our initial fleet and the drawdown of $20.0 million under our secured loan facility, we have applied approximately 85% of the net proceeds of the private offering to a Permitted Purpose, as defined in our amended and restated by-laws. We intend to employ our vessels in the spot market or on short-term or long-term time charters or lay-up vessels as market conditions warrant. Both vessels in our initial fleet are employed on time charter with a remaining duration of about 6 to 9 months for the vessel Sagitta and about 23 months plus or minus 45 days for the Centaurus as of October 1, 2010. We expect to grow our fleet primarily through the acquisition of containerships ranging from 2,500 TEU to 7,500 TEU in size; however, we will consider acquisitions of all sizes of containerships if the returns associated with these acquisitions are deemed appropriate by our board of directors and management team. We believe that depressed charter rates and vessel values in the containership sector have created opportunities to acquire containerships at attractive prices. Please read “Summary—Industry Review & Trends” and “Business Strategy.”

Vessel Management

DSS, a wholly-owned subsidiary of Diana Shipping, provides commercial and technical management services for our vessels under separate vessel management agreements with our vessel owning subsidiaries. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Our Manager also provides to us accounting, administrative, financial reporting and other services necessary for the operation of our business.

Results of Operations

Our revenues consist of revenues from our spot charters or time charters. We believe that the important measures for analyzing our future results of the operations consist of the following:

•

Ownership days. We define ownership days as the aggregate number of days in a period during which each vessel in our fleet has been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

•	Available days. We define available days as the number of our ownership days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•

Operating days. We define operating days as the number of our available days in a period less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•

Fleet utilization. We calculate fleet utilization by dividing the number of our operating days during a period by the number of our available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•

Time Charter Equivalent (TCE) rates. We define TCE rates as our voyage and time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards. TCE rate, a non-GAAP measure, is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

•

Daily Operating Expenses. We define daily operating expenses as total vessel operating expenses, which include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses divided by total ownership days.

We believe these metrics will be helpful in comparing our future operating performance from period to period as well as to that of our competitors; however, other shipping companies may not define the above metrics in the same manner.

Recent Developments

In April 2010, we completed the sale of an aggregate of 5,892,330 common shares in a private offering under Rule 144A, Regulation S and Regulation D under the Securities Act pursuant to the initial purchaser/placement agreement, dated March 29, 2010, by and between us and FBR Capital Markets & Co., including 290,000 common shares issued pursuant to the exercise of FBR Capital Markets & Co.’s option to purchase additional shares, with aggregate net proceeds of $85.3 million.

In May 2010, we issued a total of 213,331 restricted common shares to our executive officers pursuant to our 2010 Equity Incentive Plan and related restricted stock grant award agreements. Of these shares, 25% have become vested and the remaining shares vest ratably over three years by one-third each year.

On June 1, 2010, we terminated our existing Consultancy Agreements with companies controlled by each of the executive officers and the services that were previously provided to the Company by the consultants are provided by DSS under the Administrative Services Agreement. DSS has appointed Diana Enterprises Inc., a related party, as broker to assist it in providing services to the Company pursuant to the Broker Services Agreement, dated June 1, 2010.

On June 8, 2010, we, through our wholly-owned subsidiaries, entered into memoranda of agreement to purchase two newbuilding containerships, identified as Hull 558 (named Sagitta) and Hull 559 (named Centaurus), from a third-party seller, each with a carrying capacity of approximately 3,400 TEU for a purchase price of Euro 37,300,000 per ship (or $45.7 million and $47.2 million, respectively, excluding any predelivery expenses). We took delivery of the vessel Sagitta on June 29, 2010 following which the vessel commenced time charter employment with A.P. Møller-Maersk A/S for a minimum period of nine months and a maximum period of 12 months at a gross daily rate of $16,000. We took delivery of the Centaurus on July 9, 2010 following which the vessel commenced time charter employment with Hapag Lloyd AG, Hamburg for a minimum period of 30 days and a maximum period of 60 days at a gross daily rate of $8,400, and on September 4, 2010 following the expiration of this time charter the vessel was chartered to CSAV, Valparaiso for a period of 24 months plus or minus 45 days at a gross daily rate of $20,000.

On July 7, 2010, we entered into a new secured term loan facility with DnB NOR Bank ASA for up to $40.0 million. We have drawn down $10.0 million per vessel in connection with the acquisition of the two newbuilding containerships and expect that the remaining $20.0 million will be available to draw down within one year from the entry into the loan agreement. Please see “—Liquidity and Capital Resources,” below.

Lack of Historical Operating Data for Vessels before their Acquisition

Consistent with shipping industry practice, other than inspection of the physical condition of the vessels and examinations of classification society records, there is no historical financial due diligence process when we acquire vessels. Accordingly, we will not obtain the historical operating data for the vessels from the sellers because that information is not material to our decision to make acquisitions, nor do we believe it would be helpful to potential investors in our common shares in assessing our business or profitability. Most vessels are sold under a standardized agreement, which, among other things, provides the buyer with the right to inspect the vessel and the vessel’s classification society records. The standard agreement does not give the buyer the right to inspect, or receive copies of, the historical operating data of the vessel. Prior to the delivery of a purchased vessel, the seller typically removes from the vessel all records, including past financial records and accounts related to the vessel. In addition, the technical management agreement between the seller’s technical manager and the seller is automatically terminated and the vessel’s trading certificates are revoked by its flag state following a change in ownership.

Consistent with shipping industry practice, we treat the acquisition of a vessel (whether acquired with or without charter) as the acquisition of an asset rather than a business. Although vessels are generally acquired free of charter, we may, in the future, acquire vessels with existing time charters. Where a vessel has been under a voyage charter, the vessel is delivered to the buyer free of charter, and it is rare in the shipping industry for the last charterer of the vessel in the hands of the seller to continue as the first charterer of the vessel in the hands of the buyer. In most cases, when a vessel is under time charter and the buyer wishes to assume that charter, the vessel cannot be acquired without the charterer’s consent and the buyer’s entering into a separate direct agreement with the charterer to assume the charter. The purchase of a vessel itself does not transfer the charter, because it is a separate service agreement between the vessel owner and the charterer.

When we purchase a vessel and assume or renegotiate a related time charter, we must take the following steps before the vessel will be ready to commence operations:

•	obtain the charterer’s consent to us as the new owner;

•	obtain the charterer’s consent to a new technical manager;

•	obtain the charterer’s consent to a new flag for the vessel;

•	arrange for a new crew for the vessel;

•	replace all hired equipment on board, such as gas cylinders and communication equipment;

•	negotiate and enter into new insurance contracts for the vessel through our own insurance brokers;

•	register the vessel under a flag state and perform the related inspections in order to obtain new trading certificates from the flag state;

•	implement a new planned maintenance program for the vessel; and

•	ensure that the new technical manager obtains new certificates for compliance with the safety and vessel security regulations of the flag state.

The following discussion is intended to help you understand how acquisitions of vessels affect our business and results of operations.

Our business is comprised of the following main elements:

•	acquisition and disposition of vessels;

•	employment and operation of our vessels; and

•	management of the financial, general and administrative elements involved in the conduct of our business and ownership of our vessels.

The employment and operation of our vessels require the following main components:

•	vessel maintenance and repair;

•	crew selection and training;

•	vessel spares and stores supply;

•	contingency response planning;

•	on board safety procedures auditing;

•	accounting;

•	vessel insurance arrangement;

•	vessel chartering;

•	vessel hire management;

•	vessel surveying; and

•	vessel performance monitoring.

The management of financial, general and administrative elements involved in the conduct of our business and ownership of vessels, which is provided to us pursuant to our Administrative Services Agreement with DSS, requires the following main components:

•	management of our financial resources, including banking relationships, i.e., administration of bank loans and bank accounts;

•	management of our accounting system and records and financial reporting;

•	administration of the legal and regulatory requirements affecting our business and assets; and

•	management of the relationships with our service providers and customers.

The principal factors that may affect our profitability, cash flows and shareholders’ return on investment include:

•	rates and periods of charterhire;

•	levels of vessel operating expenses;

•	depreciation expenses;

•	financing costs; and

•	fluctuations in foreign exchange rates.

See “Risk Factors” for additional factors that may affect our business.

Revenues

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire that our vessels earn under charters.

Period charters refer to both time and bareboat charters. Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions. Vessels operating in the spot charter market generate revenues that are less predictable but may enable their owners to capture increased profit margins during periods of improvements in charter rates although their owners would be exposed to the risk of declining charter rates, which may have a materially adverse impact on financial performance. As we employ vessels on period charters, future spot charter rates may be higher or lower than the rates at which we have employed our vessels on period charters.

Time Charter Equivalent (TCE)

A standard maritime industry performance measure used to evaluate performance is the daily time charter equivalent, or daily TCE. Daily TCE revenues are voyage revenues minus voyage expenses divided by the number of available days during the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by a charterer under a time charter, as well as commissions. We believe that the daily TCE neutralizes the variability created by unique costs associated with particular voyages or the employment of vessels on time charter or on the spot market and presents a more accurate representation of the revenues generated by our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees and other miscellaneous expenses. Other factors beyond our control, some of which may affect the shipping industry in general, including, for instance, developments relating to market prices for crew wages and insurance, may also cause these expenses to increase. In conjunction with our senior executive officers, our Manager has established an operating expense budget for each vessel and performs the day-to-day management of our vessels under separate management agreements with our vessel-owning subsidiaries. We monitor the performance of our Manager by comparing actual vessel operating expenses with the operating expense budget for each vessel. We are responsible for the costs of any deviations from the budgeted amounts.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives which we estimate to be 30 years from the date of their initial delivery from the shipyard. Depreciation is based on the cost less the estimated residual scrap values, calculated at $200 per lightweight ton.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore related expenses such as legal and professional expenses. Certain of our general and administrative expenses are provided for under our Administrative Services Agreement with DSS and the Broker Services Agreement between DSS and Diana Enterprises. We expect general and administrative expenses to reflect the costs associated with running a public company including board of director costs, director and officer insurance, investor relations, registrar and transfer agent fees and increased legal and accounting costs related to our compliance with public reporting obligations and the Sarbanes-Oxley Act of 2002.

Results of Operations

Period ended June 30, 2010

Net Loss. Net loss for the period from inception to June 30, 2010 amounted to $1.9 million and resulted from the expenses for starting up and running the Company. Revenues from vessels for the period were insignificant, as our first newbuilding containership Sagitta was delivered to us on June 29, 2010.

Voyage and Time Charter Revenues. Voyage and time charter revenues for the period from inception to June 30, 2010 amounted to $1,322, representing revenues from the hire of our containership Sagitta from the time of delivery to the charterers.

Voyage Expenses. Voyage expenses for the period from inception to June 30, 2010 amounted to $25,114, mainly representing losses due to changes in bunker prices during the period between the delivery of the Sagitta and the delivery of the vessel to the charterers.

Vessel Operating Expenses. Vessel operating expenses for the period from inception to June 30, 2010 amounted to $375,549 and mainly consist of expenses for the initial supply of our newbuilding containerships Sagitta and Centaurus, consisting of stores and other consumables.

Depreciation. Depreciation for the period from inception to June 30, 2010 amounted to $7,886 and represents the depreciation expense of the Sagitta.

Management Fees. Management fees amounted to $23,000 and consist of fees payable to DSS pursuant to the vessel management agreements that we, through our vessel-owning subsidiaries, entered into on June 8, 2010 for the provision of commercial and technical management services for the vessels in our fleet.

General and Administrative Expenses. General and administrative expenses for the period from inception to June 30, 2010 amounted to $1.8 million and consist mainly of consultancy fees, broker services fees, compensation cost on restricted stock, legal fees and audit fees.

Foreign Currency Gain. Foreign currency gain for the period from inception to June 30, 2010 amounted to $242,490 and mainly consists of unrealized gains from the valuation of the cash account that is maintained in Euros.

Liquidity and Capital Resources

Our working capital requirements relate to the acquisition and operation of our fleet. We applied a portion of the net proceeds of the private offering of approximately $85.3 million, which includes consideration of $50 million from Diana Shipping’s investment in our common shares and approximately $20.0 million of indebtedness under our new secured loan agreement for up to $40.0 million, which we entered into with DnB NOR Bank ASA on July 7, 2010, to fund the acquisition of the two newbuilding containerships in our initial fleet. Our operating cash flow is generated from charters on our vessels, through our subsidiaries. We expect that our proceeds from operations will be sufficient to fund our working capital requirements. We intend to finance our future growth with future debt and equity offerings as deemed appropriate by our management and board of directors.

Credit Facility

On July 7, 2010, we entered into a new secured term loan facility with DnB NOR Bank ASA for up to $40.0 million to partially finance the acquisition of the two vessels in our initial fleet. The loan is available in two advances for each vessel with each advance not exceeding the lower of $10.0 million and 25% of the market value of the relevant ship and is available until July 31, 2011. Each advance is repayable in 24 quarterly installments of $165,000 plus one final balloon installment of $6.04 million to be paid together with the last installment. The loan bears interest at LIBOR plus a margin of 2.40% per annum plus any mandatory additional cost of funds. We also pay commitment fees of 0.96% per annum on any undrawn portion. The loan is secured by a first preferred mortgage over the two vessels and first priority assignment over interest bearing accounts with DnB Nor Bank ASA for each vessel.

As of the date of this prospectus, we have drawn down $20.0 million in connection with the acquisition of the two newbuilding containerships and under the loan agreement and we are permitted to draw down one more advance for each of our two vessels up to the lower of (a) $10.0 million and (b) 25% of the market value of the relevant ship.

Cash Flow

Net Cash Used in Operating Activities

Net cash used in operating activities amounted to $470,970 and represents payments of operating and general and administrative expenses for starting up and running the Company.

Net Cash Used in Investing Activities

Net cash used in investing activities was $50.5 million and consists of $4.5 million paid for the 10% advance of the purchase price for the acquisition of our newbuilding containership Centaurus and $45.9 million paid for the acquisition of our newbuilding containership Sagitta including pre-delivery expenses.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $85.3 million and consists of the net proceeds received from the offering of 5,892,330 common shares in a private transaction, of which $50.0 million was invested by Diana Shipping.

Quantitative and Qualitative Disclosure of Market Risk

Interest Rate Risk

We have $20.0 million of indebtedness under our new secured loan agreement for up to $40.0 million, which we entered into on July 7, 2010, in connection with the acquisition of the two vessels in our initial fleet and are subject to interest rate fluctuations. When determined appropriate by our management team based on prevailing conditions and our outlook for the container market, we will consider incurring additional indebtedness in the future to enhance returns to our shareholders.

Foreign Exchange Rate Risk

We generate all of our revenues in dollars. However, we incur some of our expenses in other currencies, primarily the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. In addition, the purchase price of the two newbuilding containerships is in Euros. On June 4, 2010 we converted $50.0 million of cash available to Euro (an approximate Euro value of 41.0 million). Since approximately 2002, the dollar has depreciated against the Euro. Depreciation in the value of the dollar relative to other currencies increases the dollar cost to us of paying such expenses. The portion of our expenses incurred in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

Capital Expenditures

Our future capital expenditures relate to the purchase of containerships. We acquired two newbuilding containerships, Hull 558 (named Sagitta) and Hull 559 (named Centaurus), for a purchase price of Euro 37,300,000 per ship (or $45.7 million and $47.2 million, respectively, excluding any predelivery expenses). We financed approximately $20.0 million of the aggregate purchase price for the two vessels with our new secured loan agreement, which we entered into with DnB NOR Bank ASA on July 7, 2010 and the remaining amount with the net proceeds of the private offering.

Inflation

Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Off-balance Sheet Arrangements

As of the date of this prospectus, we do not have any off-balance sheet arrangements.

Contractual Obligations

The following table presents our contractual obligations as of June 30, 2010, as adjusted to reflect our entry into the loan agreement with DnB NOR Bank ASA.

	Payments due by period
Obligations	Total Amount	1 year	2-3 years	4-5 years	More than 5 years
	(in thousands of dollars)
Administrative Services Agreement(1)	5,205	1,132	2,080	1,993	—
Memorandum of Agreement(2)	42,697	42,697	—	—	—
Long Term Debt(3)	20,000	990	2,640	2,640	13,730

Total	67,902	44,819	4,720	4,633	13,730

(1)	On June 1, 2010, we terminated our existing Consultancy Agreements with companies controlled by our executive officers and the services that were previously provided to the Company by the consultants are provided by DSS under the Administrative Services Agreement. Under the Administrative Services Agreement, we pay DSS a monthly fee of $10,000 for administrative services. DSS has appointed Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist it in providing services to the Company pursuant to the Broker Services Agreement, dated June 1, 2010. We expect the fees paid under the Broker Services Agreement to increase to $1.3 million after the completion of an initial public offering. We reimburse this cost to DSS pursuant to the Administrative Services Agreement. We have also issued an aggregate of 213,331 restricted common shares of a fair value of $3.2 million, pursuant to our 2010 Equity Incentive Plan and related restricted stock grant award agreements, of which 25% (fair value of $0.8 million) have become vested and the remaining shares will vest ratably over three years by one-third each year. Following the completion of an initial public offering of our common stock, we expect to issue an additional 53,333 restricted common shares to our executive officers pursuant to the 2010 Equity Incentive Plan, 25% of which will vest upon the grant of such shares, and the remainder of which will vest ratably over three years from their date of grant.
(2)	We, through our wholly owned subsidiary Orangina, entered into a memorandum of agreement for the purchase of a newbuilding containership identified as Hull 559 (named Centaurus) delivered on July 9, 2010, for a purchase price of Euro 37,300,000. We paid $47.2 million to acquire the vessel (excluding any additional predelivery costs of $0.3 million) with proceeds of the private offering and $10.0 million borrowings under our new secured loan facility for up to $40.0 million ($20.0 million for each vessel).
(3)	On July 7, 2010, we, through our wholly owned subsidiaries, entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels Sagitta and Centaurus, for an amount of up to $40.0 million. On July 9, 2010, we drew down two advances of $10.0 million each. The table does not include interest we pay under the loan facility with DnB NOR, which is at LIBOR plus a margin and any mandatory loan cost.

The table above does not include any amounts relating to the vessel management agreements which we have entered into with DSS, discussed under section “Business—Vessel management agreements,” on the basis that such agreements are for a non-specific term and may be terminated by either party at no cost with three months’ notice.

Critical Accounting Policies

Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe will be our most critical accounting policies when we acquire and operate vessels, because they generally involve a comparatively higher degree of judgment in their application.

Accounts Receivable, Trade

Accounts receivable, trade, at each balance sheet date, include receivables from charterers for hire net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts will be assessed individually for purposes of determining the appropriate provision for doubtful accounts.

Accounting for Revenues and Expenses

Revenues are generated from charter agreements that we have entered into for our vessels and may enter into in the future. Charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Revenues are recorded when they become fixed and determinable. Revenues from time charter agreements providing for varying annual rates over their term will be accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer to the vessel owner will be recognized in the period earned. Deferred revenue will include cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which will be accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of liabilities associated with the acquisition of second hand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue is deferred since commissions are earned as revenues are earned.

Depreciation

We have recorded the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate our containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard which we believe is also consistent with that of other shipping companies. Secondhand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels will be $200 per light-weight ton which we believe is common in the containership shipping industry. A decrease in the useful life of a containership or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted at the date such regulations are adopted.

Deferred Drydock Cost

Our vessels are required to be drydocked approximately every 30 to 36 months for major repairs and maintenance that cannot be performed while the vessels are operating. We will capitalize the costs associated with drydockings consisting of the actual costs incurred at the yard and parts used in the drydockings as they occur and amortize these costs on a straight-line basis over the period between drydockings. Unamortized drydocking costs of vessels that are sold will be written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale. Costs capitalized as part of the drydocking will include actual costs incurred at the yard and parts used in the drydocking. We believe that these criteria are consistent with industry practice and that our policy of capitalization reflects the economics and market values of the vessels.

Impairment of Long-lived Assets

We evaluate the carrying amounts (primarily for vessels and related drydock costs) and periods over which our long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or useful lives. When the estimate of undiscounted cash flows, excluding interest charges, expected to be generated by the use of the asset is less than its carrying amount, we should evaluate the asset for an impairment loss. Measurement of the impairment loss is based on the fair value of the asset. We determine the fair value of our assets based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries.

We determine undiscounted projected net operating cash flows for each vessel and compare them to the vessel’s carrying value. The projected net operating cash flows are determined by considering the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten-year blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 2.5%. Effective fleet utilization will be assumed at 98%, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with our expectations for future fleet utilization under our current fleet deployment strategy.

Share Based Payment

According to Code 718 “Compensation—Stock Compensation” of the Accounting Standards Codification, we are required to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. We initially measure the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost is recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

THE INTERNATIONAL CONTAINERSHIP INDUSTRY

The information and data in this section relating to the international containership industry has been provided by Drewry Shipping Consultants (Drewry) and is taken from Drewry databases and other sources available in the public domain. Drewry has advised us that it accurately describes the international containership industry, subject to the availability and reliability of the data supporting the statistical and graphical information presented. Drewry’s methodologies for collecting information and data, and therefore the information discussed in this section, may differ from those of other sources, and do not reflect all or even necessarily a comprehensive set of the actual transactions occurring in the containership industry.

Overview

The seaborne transportation industry is an important link in international trade, with ocean-going vessels representing an efficient, and often the only, method of transporting large volumes of basic commodities and finished products. Dry cargo includes drybulk cargo, container cargo and non-container cargo. Drybulk cargo is cargo that is shipped in large quantities and can easily be stowed in a single hold with little risk of cargo damage. Drybulk cargo is generally categorized as either major drybulk or minor drybulk. Major drybulk cargo constitutes the vast majority of drybulk cargo by weight, and includes, among other things, iron ore, coal and grain. Minor drybulk cargo includes products such as agricultural products (other than grain), mineral cargos, cement, forest products and steel products and represents the balance of the drybulk industry. Container cargo is shipped in 20- or 40-foot containers and includes a wide variety of finished products. Non-container cargo includes other dry cargos which cannot be shipped in a container due to size, weight or handling requirements, such as large manufacturing equipment or large industrial vehicles. The balance of seaborne trade involves the transport of liquids or gases in tanker vessels and includes products such as oil, refined oil products and chemicals.

The following table presents the breakdown of global seaborne trade by type of cargo in 2000 and 2009.

World Seaborne Trade: 2000 & 2009

	Trade - Tons		CAGR(1) 2000-09%	% Total Trade

	2000	2009		2000	2009
Dry Bulk Cargo
Major Bulks	1,249	1,890	4.71%	21.2	23.9
Minor Bulks	901	1,076	1.98%	15.3	13.6
Total Drybulk	2,151	2,966	3.64%	36.5	37.5
Container Cargo	620	1,205	7.65%	10.5	15.2
Non-container/General Cargo	720	590	-2.19%	12.2	7.5
Total Dry Cargo	3,491	4,761	3.51%	59.2	60.2
Liquid Cargo	2,408	3,145	3.01%	40.8	39.8
Total Seaborne Trade	5,899	7,905	3.31%	100.0	100.0

(1)	Compound annual growth rate.

Source: Drewry

In 2009, approximately 7.9 billion tons of cargo of all types was transported by sea, of which 4.8 billion tons were dry cargo and 3.1 billion tons were liquids. Collectively, in the period 2000 to 2009 the compound average annual growth rate (CAGR) in world seaborne trade was 3.3%. However, as the figures in the table below indicate, there is considerable variation by sector in the rate of growth, with containers being the fastest growing sector by a significant margin during this period (although global container volumes declined by over 9% year-on-year in 2009).

Seaborne Trade Growth Rates: 2000 to 2009

(CAGR – %)

Source: Drewry

Container Shipping

Container shipping was first introduced in the 1950s and since the late 1960s has become the most common method for transporting many industrial and consumer products by sea. Container shipping is performed by container shipping companies who operate frequent scheduled or liner services, similar to a passenger airline, with pre-determined port calls, using a number of owned or chartered vessels of a particular size in each service to achieve an appropriate frequency and utilization level.

Container shipping occupies an increasingly important position in world trade and it is the fastest growing sector of international shipping, benefiting from a shift in cargo transport towards unitization as well as from changes in world trade. Historically, this growth has been sustained by general increases in world trade, increased global sourcing and manufacturing and continuing penetration of the general cargo market. Some major container shipping companies have also shown a trend to charter an increased percentage of their fleets from third party owners on competitive long-term charters as opposed to purchasing vessels outright.

Container shipping has a number of advantages compared with other shipping methods, including:

Less Cargo Handling. Containers provide a secure environment for cargo. The contents of a container, once loaded into the container, are not directly handled until they reach their final destination. Using other shipping methods, cargo may be loaded and discharged several times, resulting in a greater risk of breakage and loss.

Efficient Port Turnaround. With specialized cranes and other terminal equipment, containerships can be loaded and unloaded in significantly less time and at lower cost than other cargo vessels.

Highly Developed Intermodal Network. Onshore movement of containerized cargo, from points of origin, around container ports, staging or storage areas and to final destinations, benefits from the physical integration of the container with other transportation equipment such as road chassis, railcars and other means of hauling the standard-sized containers. A sophisticated port and intermodal industry has developed to support container transportation.

Reduced Shipping Time. Containerships can travel at speeds of up to 25 knots per hour, even in rough seas, thereby transporting cargo over long distances in relatively short periods of time. This speed reduces transit time and facilitates the timeliness of regular scheduled port calls, compared to general cargo shipping. However, since 2008, due to higher fuel prices and the negative effects of the global recession, most operators are deploying more ships on single voyages which has ultimately increased overall round voyage times and changed shippers’ supply chains. Many post-Panamax vessels are now sailing at under 20 knots on backhaul routes as part of global slow-steaming strategies to reduce costs.

The containers used in maritime transportation are steel boxes of standard dimensions. The standard unit of measure of volume or capacity in container shipping is the 20-foot equivalent unit or TEU, representing a container which is 20 feet long and typically 8.5 feet high and 8 feet wide. A 40-foot long container is equivalent to two TEU. There are specialized containers of both sizes to carry refrigerated perishables or frozen products as well as tank containers that carry liquids such as liquefied gases, spirits or chemicals. 40 ft high cube containers have become much more prevalent in recent years since shippers can load more lightweight consumer goods from Asia in a single container, thus reducing overall costs.

A container shipment begins at the shipper’s premises with the delivery of an empty container. Once the container has been filled with cargo, it is transported by truck, rail or barge to a container port, where it is loaded onto a containership. The container is shipped either directly to the destination port or through an intermediate port where it is transferred to another vessel, an activity referred to as trans-shipment. When the container arrives at its destination port, it is off-loaded and delivered to the receiver’s premises by truck, rail or barge.

Containership Demand

In 2009, approximately 1.21 billion tons of containerized cargo was transported by sea, comprising 15.2% of all seaborne trade by weight. However, as the chart below indicates, the rate of growth slowed tremendously in 2008 as the world economy weakened.

World Container Cargo (Million Tons): 1997 to 2009

Source: Drewry

In 2009 the volume of container trade contracted for the first time in history, due to the severity of the worldwide recession. For the year as a whole the volume of global container trade was about 9.5% below that of the corresponding period in 2008, which was itself low by historical standards. As a result of declining volume and falling rates global carrier revenues for 2009 were approximately 35% below those of 2008. However, based on the evidence of the first half of 2010, global container trade is starting to recover in the wake of renewed growth in the world economy.

Global container trade has increased every year since the introduction of long-haul containerized shipping routes in the late 1960s, with the likely exception of 2009. This momentum is primarily driven by the growth of economic output and consumption, increases in global sourcing and changes in patterns of world trade. Therefore, container trade growth is in part dependent on levels of economic growth and regional/national gross domestic product, or GDP. GDP serves as the best indicator of prospective container volumes, although the drastic events of 2008 and 2009 prove that the link between GDP growth and container growth is not as strong as it was.

Inexpensive and reliable containerized transport has facilitated manufacturing and distribution processes that have accompanied globalization, allowing manufacturing to move away from traditionally high-cost production areas, such as Japan, Western Europe and North America, to lower-cost production areas, such as China, Vietnam and other parts of South East Asia. There has been little or no impact on the quality of the distribution process to the primary consumer markets. As an illustration of the relative low cost of containerized transportation, many technologically advanced countries are exporting component parts for assembly in other countries and re-importing the finished products. Manufacturers have also focused more on “just-in-time” delivery methods, which are facilitated by the fast transit times and frequent, reliable services offered by container line operators and the intermodal industry. However, the increased incidence of slow steaming has meant that reliability has become more important than speed to market.

In addition to the effect of general economic conditions, there are several structural factors that also impact global container trade, including:

•	increases in world trade;

•	increases in global sourcing and manufacturing; and

•	continuing penetration by containerization of traditional shipping sectors, such as bulk and refrigerated cargo markets.

Operators have shifted away from traditional methods of transporting general cargo and refrigerated perishables towards containerization, as more ports around the world introduce container handling technology and as container shipping productivity becomes more widely recognized. More traditional bulk cargos such as grains and soya bean gravitate towards containerization modes when pricing differentials dictate.

The high growth rate in the container market has outpaced investment in port and canal infrastructure with the consequence that there is congestion in some parts of the transportation chain. Congestion increases ships’ time in transit and reduces overall efficiency. Finally, as the largest containerships are deployed in the major trade routes, incremental tonnage is required to feed cargo to these mother ships from ports that either do not have the volume or the infrastructure to serve very large vessels directly. Congestion and increasing trans-shipment absorbs additional ship capacity but does not add any growth to the overall container market.

World container port throughput, a measure of the level of activity of the container shipping industry, is made up of three different traffic streams: loaded containers, empty containers and trans-shipment containers (full and empty). The following chart shows world container trade in terms of both loaded and empty container movements through ports globally.

In the period from 2000 to 2009, port movements of loaded containers almost doubled from just over 200 million TEU in 2000 to just under 500 million TEU in 2009.

World Container Port Throughput Including Empty Containers

and Trans-shipments 2000 to 2009

(Million TEU):

Source: Drewry

Regional trends in container port throughput in the period from 2000 to 2009 are shown in the table below.

Regionally, the Far East and South East Asia markets accounted for 49% of global port throughput in 2008, compared with the other major markets of Western Europe and North America. Collectively, these four regions accounted for 78% of all container port throughput in 2009.

Containership Port Throughput including Empty Containers

and Trans-shipments (Million TEU): 2000 to 2009

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
North America	30.9	31.2	34.2	37.5	40.8	44.6	47.0	47.9	45.8	39.2
Western Europe	51.7	52.8	57.7	63.4	70.7	75.6	81.4	91.1	91.7	78.8
North Europe	31.7	32.0	34.5	37.5	41.9	46.0	50.0	55.7	56.4	47.3
South Europe	19.9	20.8	23.3	25.9	28.8	29.6	31.5	35.3	35.4	31.5
Asia	71.7	75.2	87.6	105.4	124.7	138.0	157.3	180.3	193.7	178.2
South East Asia	34.4	36.9	41.1	45.7	51.6	54.9	59.9	67.4	71.1	65.4
Mid-East	11.1	12.3	13.7	16.0	19.8	22.4	24.5	28.4	31.9	30.4
Latin America	17.9	18.8	19.2	21.4	24.7	28.0	31.8	35.3	37.6	33.0
Caribbean/Central America	9.9	10.4	10.4	11.5	12.9	14.2	16.1	18.1	19.2	16.9
South America	8.0	8.4	8.8	9.9	11.8	13.8	15.8	17.1	18.4	16.2
Oceania	5.0	5.3	6.0	6.5	7.3	7.5	7.9	8.6	9.4	8.8
South Asia	5.5	5.9	6.6	7.3	8.5	9.8	11.5	13.6	14.7	13.9
Africa	7.4	7.6	8.5	10.3	11.4	13.9	15.8	17.9	20.6	19.9
Eastern Europe	1.1	1.5	1.9	2.4	3.2	4.3	5.4	7.2	8.0	5.1

World	236.6	247.5	276.6	316.0	363.0	399.0	442.6	497.6	524.5	472.7

Source: Drewry

Main Container Routes

There are three core, or arterial, trade routes in the container shipping industry: the Transpacific, Transatlantic and Asia-Europe routes. These routes are often referred to as the East/West trades. Trade along these routes is primarily driven by United States and European consumer demand for products made in Asia. The size of trade between Asia and the Mid-East is also nearly s large as that on the transatlantic and should be considered as a major east-west route on which carriers can deploy post-Panamax vessels. Supporting these core routes are the North/South routes and a network of regional routes, of which the largest is the Intra-Asia market. Other regional routes include the Europe/Mediterranean, Caribbean/United States, Europe/South America, Asia/Australia and North America/South America routes.

Source: Drewry

Different routes are usually served by vessels of different sizes as determined by the size of the trade, required service frequency and physical constraints of the ports visited.

The East/West routes are higher volume and longer than the regional routes and, as a result, are generally served by the larger containerships known as panamax, post-panamax and large/very large. The North/South trade routes are generally served by the smaller handysize, intermediate and panamax containerships. However, in recent years where capacity has out-stripped demand, carriers have deployed much larger vessels in some of these smaller or regional trades. Regional routes are generally served by feeder and handysize containerships. The following table shows the trade routes on which different sizes of containerships are likely to be suitable to trade:

Containerships (Typical Deployment by Size Category)

TRADE ROUTE	FEEDER	HANDYSIZE	INTERMEDIATE	PANAMAX	POST- PANAMAX	LARGE/VERY LARGE
TEU	<1,000	1,000-1,999	2,000-2,999	3,000-4,999	5,000-7,999	8,000+
East/West Routes			X	X	X	X
Intra-Asia	X	X	X	X
North/South Routes	X	X	X	X
Intra-Regional Routes	X	X	X

Source: Drewry

The chart below shows the growth, in volume, of the three East/West trades from 2001 to 2009. These trades constitute approximately 30% of global volume.

East/West Container Trade Routes: 2001 to 2009

(Thousand TEU)

Source: Drewry

The process of globalization, China’s entry into the World Trade Organization in 2001 and the subsequent boom in cheap manufacturing have fueled global economic development and demand. As a result, almost all trade routes with the Far East have experienced significant annual growth in container traffic since 2001.

There are difference in volumes between the headhaul and backhaul trades, meaning the volume moved eastbound and westbound to and from its point of origin, with the imbalance being as much as three-to-one in the dominant direction. For the backhaul Mid-East to Asia route, this can reach as high as four–to-one. Container traffic is unbalanced on many global trade routes and in some cases the gap is widening. While continued growth in the headhaul direction is encouraging, the imbalance impacts supply, the level and pace of newbuilding and ocean freight rates in the backhaul trades. Empty re-postioning costs of containers for ocean carriers are also considerable. The reason for the imbalance in backhaul trades is the divide between export-dominated and import-dominant countries for containerized goods, which is largely related to the shift of manufacturing to low cost countries.

Containership Supply

Containerships are typically “cellular,” which means they are equipped with metal guide rails to allow for rapid loading and unloading, and provide for more secure carriage. Partly cellular containerships include roll-on/roll-off vessels or “ro-ro” ships and multipurpose ships which can carry a variety of cargo including containers. Containerships may be “geared,” which means they are equipped with cranes for loading and unloading containers, and thus do not need to rely on port cranes. Geared containerships are typically 2,500 TEU and smaller. All large containerships are fully cellular and call at ports with adequate shore-based loading and unloading equipment and facilities. Ships range in size from vessels able to carry less than 500 TEU, to those with capacity in excess of 12,000 TEU. The main categories of ship are broadly as follows:

•	Large & Very Large: Ships with a capacity of 8,000 TEU or greater, which are restricted to employment on a small number of routes.

•

Post Panamax: Ships with a capacity of 5,000 to 7,999 TEU, so-called because of their inability to trade through the existing Panama Canal due to dimension restrictions. However, there are plans to widen the existing Panama Canal, with completion scheduled in 2014, which will allow ships up to 12,000 TEU to transit the waterway.

•	Panamax: Ships with a capacity between 4,000 to 4,999 TEU, which is the maximum size that the Panama Canal can currently handle.

•	Intermediate: In this category the ships range in size between 2,000 and 3,999 TEU and are generally able to trade on all routes.

•	Handysize: Smaller ships with capacities ranging in size from 1,000 to 1,999 TEU, for use in regional trades.

•	Feeder: Ships of less than 1,000 TEU, which are normally employed as feeder vessels for trades to and from hub ports.

While new investment in the container shipping industry has tended to concentrate on building gearless vessels for the larger trade routes as port infrastructure improves, geared vessels are still very important for regional trade lanes and areas such as West Africa, the eastern coast of South America and certain Asian regions, including Indonesia, where port infrastructure may be poor or, in some cases, non-existent.

In July 2010 the world fleet of fully cellular containerships consisted of 4,652 vessels totaling 13.32 million TEU in nominal capacity. These figures exclude multipurpose and ro-ro vessels with container carrying capability.

World Cellular Containership Fleet by Size (as of July 30, 2010)

	Size	No.	TEU
	(TEU)		(Thousand)
Feeder	<1,000	1,067	637
Handy-size	1,000-1,999	1,198	1,719
Intermediate	2,000-2,999	718	1,820
Panamax	3,000-4,999	883	3,595
Post Panamax	5,000-7,999	507	3,021
Large	8,000-9,999	240	2,051
Very Large	10,000+	39	479
	Total	4,652	13,323

Source: Drewry

The fleet has grown rapidly to meet the increases in trade rising from just under 5 million TEU at the end of 2000 to 13.3 million TEU at the beginning of July 2010.

Development of World Container Fleet Capacity: 2000 to 2010

(Million TEU – End Year)

Source: Drewry

The non-weighted average age of containerships currently in service is 10 years, as of July 30 2010.

Container Fleet Age Profile: July 30, 2010

Source: Drewry

In tandem with the growth in size of the overall fleet there have also been steady increases in ship size. The average size of containerships in service in 1997 was 1,590 TEU, but by July 2010 the average size had increased to 2,864 TEU. It will continue to rise due to the number of large-sized containerships on order. Indeed, the average size of containership on order as of July 2010 was 5,521 TEU.

The Containership Fleet – Changes in Average Ship Size

(TEU)

Source: Drewry

Furthermore, in the last couple of years there has been a dramatic jump in the size of the largest vessel in service, as the following chart indicates.

The Containership Fleet – Single Largest Vessel in Service

(TEU)

Source: Drewry

In July 2010, the containership newbuilding orderbook in terms of TEU size was 3.97 million TEU, equivalent to 29.8% of the existing cellular containership fleet.

Containership Orderbook by Size (as of July 30, 2010)

Size Category	TEU	Number of Vessels	Capacity	Orderbook Per cent. Existing Fleet
			(Thousand TEU)
Very Large	10,000+	6	1,768	369.1
Large	8,000-9,999	74	712	34.7
Post Panamax	5,000-7,999	128	579	19.2
Panamax	4,000-4,999	164	626	17.4
Intermediate	2,000-3,999	63	162	8.9
Handy-size	1,000-1,999	132	75	4.4
Feeder	< 1,000	158	53	8.2
Total		725	3,974	29.8

Source: Drewry

The size of the orderbook built up rapidly in the period 2006 to 2008, when strong freight rates and robust demand on the key arterial east-west routes encouraged high levels of new ordering. Since then, however, with a combination of deliveries, orderbook cancellations and conversions, and a total absence of new orders in 2009, the size of the total orderbook has substantially contracted. In the last few months a few major operators have started to come back into the market and placed orders with Asian yards.

Most major containership operators have concentrated on investments in large and very large containerships (8,000+ TEU) and this sector alone currently accounts for a third of all current containership orders, measured by capacity. After Maersk deployed the first 10,000+ TEU vessels in the Far East/Europe trade in 2006, further orders for vessels of similar size followed from some of the other largest container operators.

Since reaching a peak in late 2008, almost no new orders have been placed and the containership orderbook has declined somewhat in size due to a combination of deliveries of vessels and cancellations. It is impossible to determine exactly how many vessels have been cancelled since the downturn in the market, although it would appear that perhaps as much as 15% of the orderbook at its peak has already been cancelled. It is evident that the original peak for deliveries which was scheduled for 2010-11 is being flattened out and extended out towards 2012-14 as owners have negotiated considerable delays with Asian yards. As such, deliveries from the current orderbook will be spread out over a much longer period of time.

Containership Orderbook by Size and Scheduled Delivery Year – July 2010

Source: Drewry

Most of the large and very large containerships are being built in South Korean shipyards, which currently account for nearly two-thirds of the containerships on order.

Containership Orderbook by Country of Build – July 2010

(Based on TEU)

Source: Drewry

Not all of the vessels on order, especially those for delivery in 2011 and beyond, will have financing in place and in the current climate securing funding is proving difficult for many shipowners. Delays in accessing funding may contribute to ships being delayed beyond scheduled delivery dates.

Apart for the lack of funding, some of the orders which have been placed have been at “greenfield” yards—that is, shipyard facilities which have yet to be constructed and become operational. Some of these yards are also finding it difficult to secure funds to commence the construction of the actual shipyard, another possible cause of delays in the delivery of new ships.

The extent to which delays in deliveries have already occurred can be seen by comparing scheduled and actual deliveries in the years 2008 and 2009. As can be seen in the chart below, delays in delivery increased dramatically in 2009, with only 1.0 million TEU of the 2.0 million TEU due to be delivered in 2009 being delivered by the end of the year. Although late reports will no doubt increase the volume of tonnage delivered in 2009, it is clear that delays or slippage rates increased in 2009.

Containerships: Scheduled vs. Actual Deliveries (‘000 TEU)

Scheduled deliveries based on the orderbook as of January 1, 2008 and 2009

2009 actual deliveries may be subject to late reports

Source: Drewry

Slow Steaming

Excess shipping capacity and rising fuel prices have prompted operators in the container sector to reduce vessel operating speeds and thus reduce fuel costs, while at the same time requiring more ships to provide the same level of shipping capacity on a particular route. The impact of reducing sailing speeds on the number of days required to complete a round voyage on the three main routes is shown below.

Vessel Sailing Times

(Sailing Days – Round Voyage)

	Vessel Speed
Route	24.0 Knots	20.1 Knots	23.0 Knots	17.7 Knots
Asia-Europe	36.5	43.5	—	—
Trans-Pacific	—	—	23.4	30.4
Trans-Atlantic	—	—	23.4	30.4
Typical No of Vessels Deployed	8	9	5	6

Source: Drewry

A typical Asia—Europe string would comprise eight 8,000 TEU vessels operating at design speeds of 24 knots. By reducing the sailing speed of the vessels to 20 knots a further ship would be required to provide the same level of service. While this has the effect of absorbing additional shipping capacity, it also reduces fuel costs, as ships use less fuel when sailing at slower speeds. The exact savings will depend on the level of speed reduction and the prevailing fuel price, but based on current fuel prices, an 8,000 TEU vessel operating Asia- Europe would reduce the round trip fuel cost by approximately 30%, if it reduced sailing speeds from 24 to 20 knots

Ship Operating Costs

The costs of operating a ship comprise five main elements—manning, insurance, repairs and maintenance, stores and supplies and administration. The trend in these costs for a range of containerships in the period 2000 to 2009 is shown below.

Containership Operating Costs: 2000 to 2009

(US$ Per Day)

	Ship Size (TEU)
Year	500-750	1-2,000	2-3,000	3-4,000	5-6,000	8-9,000	10-12,000
2000	3,100	3,620	4,590	5,910	7,100	n/a	n/a
2001	3,140	3,670	4,670	6,020	7,240	n/a	n/a
2002	3,150	3,700	4,700	6,060	7,290	n/a	n/a
2003	3,120	3,660	4,650	6,020	7,250	n/a	n/a
2004	3,200	3,780	4,840	6,250	7,630	8,430	n/a
2005	3,470	4,100	5,280	6,840	8,480	9,400	n/a
2006	3,770	4,460	5,720	7,470	9,290	10,310	n/a
2007	4,040	4,770	6,140	8,010	9,950	11,030	12,240
2008	4,450	5,270	6,750	8,800	10,650	11,820	13,110
2009	4,310	5,060	6,480	8,440	10,190	11,300	12,530

n/a = not applicable

Source: Drewry

In general most operators experienced rising ship operating costs in the period 2000 to 2008, due to increases in manning and insurance costs. However, the downturn in shipping markets in the second half of 2008 has halted the rise in costs and it would appear that for the first time in the decade costs fell in 2009.

Ship Lay-Up Costs

Most carriers regard lay-up as the last resort and prefer to keep ships trading even when conditions are such that cargo is not fully compensating direct costs.

For tramp or charter ships the decision to lay-up is relatively straightforward: if charter rates do not cover operating costs, and show no sign of any pick-up, then the lowest-cost option is to lay-up, slash crew overheads as far as possible and wait out the downturn.

For liner operators, the decision is more difficult as earnings from container services are far more complex than a simple daily income figure. This makes assessment of the right mix of tonnage and services to be kept operating and to be suspended (and assessment of whether that suspension should be temporary or permanent) much more difficult. This may encourage deferment of the lay-up decision beyond the point where it is economically optimal.

When the decision to lay-up is taken there are a number of operational factors to consider, including:

Condition of lay-up. Wet lay-up keeps the vessel close to its likely sphere of operation and ready to be re-activated within a relatively short period, whereas dry lay-up is a much more complex (and permanent) process which indicates that owners have judged the prospects for re-activation to be bleak.

Place of lay-up. In the past, popular lay-up locations, included Fujairah, the Philippines, Borneo, Piraeus, the River Fal (UK), Blackwater (UK) and the US Gulf. The chosen site should be relatively free from severe weather (e.g. hurricanes and storms) and, most importantly, approved by the vessel’s insurance company.

Availability of caretaker facilities. In Piraeus, for example, ships have previously been laid-up four to six abreast, with local caretakers providing security and care services to the group of ships.

Proximity of shiprepair yards on reactivation. Costs vary by location and company, but as a general estimate the one-off costs of putting a Panamax containership into dry lay-up might be around $350,000, which would include:

•	Blanking of sea-grids and exhaust pipes;

•	Suspending anodes at propeller;

•	Dehumidifiers in engine room;

•	Desiccators;

•	Portable generator;

•	Fuel;

•	Insurance;

•	Port entry;

•	Mooring fee; and

•	Crew repatriation.

The final cost will depend on a variety of factors including, but not limited to, whether the owner retains two or three of his own crew as caretakers or hires locally, but assuming (1) the use of two Filipino crew; (2) a portable generator is run for about eight hours a day; and (3) ship’s engines are turned daily, the monthly costs might be:

•	Hire of equipment (portable lights, fridge, freezer, cooking gas, dehumidifiers etc): $800;

•	Crew wages and victualling: $3,720; and

•	Portable generator fuel cost: $3,900.

The costs in wet lay-up are naturally greater, as the vessel is kept at a higher level of operational intensity and would tend to be located close to a main port where employment might be obtained. In Hong Kong, for instance, there is a requirement for a laid-up ship to retain sufficient crew to respond to any emergency situation and, during the typhoon season, to man sufficiently to be able to manoeuvre the vessel for safe-keeping. This means minimum manning of five to eight crew, which should constitute a minimum 50% saving (wherever a ship is laid-up an agent is appointed and usually some assurance is given that the agent can arrange for additional crew at short notice). Other savings in wet lay-up would be expected to include:

•	Lube oil: on a Panamax vessel, about $1,500/day;

•	Stores/R&M: (unless the owner takes the opportunity to catch up on maintenance);

•	Administrative costs: no savings would be realized; and

•	Insurance: if lay-up is at an approved anchorage, significant savings would be realized.

Before returning to active service, costs might include hull cleaning, at a cost of approximately $15,000 (assuming the ship had not been idle for a significant period), and the costs of returning the remainder of the crew. Assuming the ship had not been idle for too long, it could be ready for operations as soon as the owner is able to provide the required crew complement, which could be a short period later.

The biggest cost saving on a vessel in lay-up is in the reduction in crew numbers, and savings depend on the terms of the crew contracts. For ships operating under an open register, it is standard that when the crew leaves the ship the “contract” with the owner is also terminated, but in the recent past—when manpower shortages have been more common—many owners, in order to retain quality staff, have committed to paying crew salary while on leave. However, in the case of a long-term lay-up, employers could attempt to cancel this provision. Thus, manning costs can be saved almost in full, except for the caretaker costs itemized above.

Owners operating under less flexible national registers might have union agreements to contend with and may be liable for employment agreement compensation. This is a key issue and may well affect the decision-making process of some carriers when contemplating lay-up, as the financial incentives will differ if full or near-full manning costs continue to apply.

A full saving of the costs associated with lube oils, stores, R&M, and spares would also be expected, totaling around $3,200/day for a Panamax vessel. Insurance costs could be cut substantially: P&I (protection and indemnity) by perhaps 50%, H&M (hull & machinery) might be negotiable, and War Risk, Freight, Demurrage and Defence insurances might also be suspended, although lay-up insurance cover is required even in an approved lay-up location.

Ship management savings might also be achievable in dry lay-up. Owners’ administration costs could be expected to continue more or less at normal levels (unless office staff are let go), but the fee for a vessel under third-party ship management might be negotiable.

Reactivation from dry lay-up would mean a major dry docking (approximately $800,000 for a Panamax laid-up for one year), so that even if there is a nearby shipyard to which it can be towed and immediate dock availability, there would be a likely minimum 14-day delay in the vessel becoming operational.

Given this level of fixed costs, carriers are reluctant to choose dry lay-up unless the vessel will spend a long time out of service. With full daily operating expenses for a Panamax containership at around $6,000/day, it generally does not make economic sense to put a vessel into dry lay-up for less than six months. For short periods, wet lay-up is likely a much more cost-effective option, with a daily operating expense of approximately $2,000/day and more modest reactivation costs.

The table below presents a summary of indicative dry lay-up costs for a Panamax containership by both length of lay-up and the type of cost incurred.

Estimated Long-Term Dry Lay-Up Costs for a Panamax Containership

($’000)

	Entering Lay-Up	In Lay-Up	Reactivation	Total	Cost per Day ($)
6 Months	350	143	500	993	5,456
9 Months	350	213	600	1,163	4,260
1 Year	350	286	800	1,436	3,934
2 Years	350	572	800	1,722	2,359
3 Years	350	858	800	2,008	1,834

Including $500/day for Ship Management and Insurance. Excludes capital costs.

Source: Drewry

Global Alliances

Alliances are generally agreements that cover vessel sharing and operational matters such as the use of certain terminals, where carriers can take advantage of favorable terms for berthing. Often the alliance will implement a best ship policy, whereby members pool vessel resources to deploy the best appropriately-sized vessels in the same service. There are currently three main global alliances:

•	Grand Alliance. This alliance comprises Orient Overseas Container Line (OOCL), Hapag-Lloyd, and Nippon Yusen Kaisha (NYK).

•

New World Alliance. This alliance comprises Mitsui OSK Lines (MOL), Hyundai Merchant Marine and American President Line (APL). It operates within the Trans-Pacific, Trans-Atlantic and Asia-Europe trades.

•	CKYH Alliance. This alliance comprises Cosco, K Line, Yang Ming and Hanjin. It also operates within the Trans-Pacific, Trans-Atlantic and Asia-Europe trades.

While these are official alliances, there are now more agreements, if not necessarily formal alliances, between carriers who were once independent. For example, Evergreen has recently coordinated certain services with China Shipping, and MSC/CMA CGM and Maersk operate a number of joint string voyages in the Trans-Pacific. Also, there may be instances where outsiders cooperate with a more formal alliance. For example, Zim has contributed services to certain Grand Alliance loop voyages. Such cooperative agreements are often motivated by a desire to share costs and jointly fill cargo capacity to more efficiently operate single string voyages.

Container Freight Rates

The following chart shows the average container freight rate per TEU on the core East/West trade lanes: Trans-Pacific, Trans-Atlantic, and Asia-Europe. Terminal handling charges and intermodal rates, where applicable, are included.

Container Rates for East/West Routes: 2000 to 2009

($/TEU)

*	Based on rated January to July 2010

Source: Drewry

Freight rates for specialized cargo, including refrigerated products, normally carry a premium due to increased costs of transportation and more expensive equipment such as temperature-controlled containers. Many surcharges, including fuel, congestion, currency adjustment, peak-season and heavyweight are standard practice in the industry and these are normally paid in addition to the basic port-to-port ocean freight.

Average Container Rates for East/West Routes: 2000 to 2010

	$/TEU	Change yoy
2000	1,421	2.6%
2001	1,269	-10.7%
2002	1,155	-9%
2003	1,352	17.1%
2004	,456	7.5%
2005	1,495	2.7%
2006	1,405	-6.0%
2007	1,435	2.1%
2008	1,580	10.1%
2009	1,146	-27.5%
2010*	1,499	30.8%

*	January to July, 2010

Source: Drewry

Container Time Charter Rates

The same factors that drive freight rates also affect charter rates. The growth in demand for container shipping and the increasing trend among major container operators to charter-in tonnage have generally increased demand pressure and over time have caused an increase in time charter rates. The following chart indicates annual average charter rates for representative containerships from 2000 to the July 2010.

One Year Time Charter Rates for Geared/Gearless Containerships (US$ per Day): 2000 to 2010

Source: Drewry

Period Averages of One Year Containership Time Charter Rates ($ per Day): 2000 to 2010

TEU	1,500 Geared	2,500 Geared	3,500 Gearless
2000	11,625	17,869	24,025
2001	9,475	13,938	19,325
2002	7,188	10,326	14,431
2003	11,741	17,833	23,666
2004	20,200	26,500	31,575
2005	25,125	35,250	38,875
2006	15,400	22,700	27,125
2007	14,175	25,325	29,975
2008	12,950	20,400	26,750
2009	4,760	5,786	6,552
July 2010	7,000	9,900	17,000

Source: Drewry

With some exceptions, time charter rates for all vessel sizes increased steadily from 2002 into 2005, in some cases rising by as much as 50.0%, as charter markets experienced significant growth. Demand for vessels was largely spurred on by growth in the volume of exports from China. In 2006, time charter rates weakened due to supply rising faster than demand and also market perception. This trend continued in 2007 and 2008, and in 2009 rates fell even farther due to rising supply and very weak demand. Certain analysts believe that the containership shipping sector is likely to remain volatile, but with demand increasing in the first half of 2010, operators have gone back to the charter market for more vessels and indeed many vessels have come out of lay-up. As a result, charter rates across most sizes have significantly improved from the lows of 2009, although in historical context they remain poor. For shipowners this is good news as demand for ships has improved their earnings and has increased fixture periods.

Containership Newbuilding Prices

Newbuilding prices have risen steadily since 2002, due to a shortage in newbuilding capacity during a period of high ordering and increased shipbuilders’ costs as a result of rising raw material prices, mainly steel. However, since the second half of 2008 weak market conditions significantly slowed new ordering to the point that virtually no new orders were placed for containerships in 2009. Given the lack of new orders it is very difficult to assess the trend in newbuilding although all the evidence suggests that prices weakened substantially in 2009, as indicated by the figures in the table below.

Containership Newbuilding Prices: 2000 to 2010

(End Period US Millions)

TEU	500	1,000	1,500	2,000	2,500	3,500	5,500	6,500
DWT	8,000	13,500	22,000	29,000	35,000	40-45,000	65-70,000	75,000
TYPE	GEARED	GEARED	GEARED	GEARLESS	GEARLESS	GEARLESS	GEARLESS	GEARLESS
2000	9.4	17.6	23.1	28.5	33.5	39.0	57.0	67.1
2001	9.9	17.6	23.0	29.4	34.9	41.0	60.3	69.9
2002	9.5	15.6	20.8	25.6	29.3	33.8	52.3	63.5
2003	12.9	17.0	22.6	28.1	32.5	36.9	55.8	66.5
2004	18.0	22.0	31.1	34.9	43.4	50.3	74.3	86.0
2005	18.5	24.5	36.4	41.9	49.5	55.9	87.4	101.1
2006	15.8	22.6	34.4	40.3	47.3	54.4	85.0	97.6
2007	16.0	23.8	34.0	40.0	44.9	57.9	85.0	97.4
2008	16.0	27.3	34.0	40.0	55.0	63.8	76.0	97.0
2009	10.0	15.4	23.5	31.5	35.0	38.0	71.0	76.0
2010*	10.0	16.0	23.5	31.5	34.0	37.0	68.0	74.0

* July 2010

Source: Drewry

Containership Newbuilding Prices 2000 to 2010

(US$ Millions):

Source: Drewry

Containership Secondhand Prices

Vessel values are primarily driven by supply and demand for vessels. During extended periods of high demand, as evidenced by high charter rates, vessel values tend to appreciate and vice versa. However, vessel values are also influenced by age and specification and by the replacement cost (newbuilding price) in the case of vessels up to five years old. The following chart indicates average secondhand prices for containerships in the period from 2000 to July 2010.

Containership Secondhand Prices: 2000 to 2010

(US$ Millions)

Source: Drewry

Values for younger vessels tend to fluctuate on a percentage, if not on a nominal, basis less than values for older vessels. This is attributed to the finite life of vessels which makes the price of younger vessels with a commensurably longer remaining economic life less susceptible to the level of prevailing and expected charter rates, while prices of older vessels are influenced more since their remaining economic life is limited.

Vessels are usually sold through specialized brokers who report transactions to the maritime transportation industry on a regular basis. The sale and purchase market for vessels is therefore transparent and liquid, with a large number of vessels changing hands on an annual basis.

With the rise in freight rates in the period 2005-2008 secondhand values for containerships also increased for all major ship sizes. However, when demand fell in 2008 rates and values went into a steep decline. Since then there have been very few reported secondhand sales and the estimation of secondhand value is very difficult. The number of vessels sold so far in 2010 indicates that the market has picked up, and owners not usually prevalent in this sector have bought ships at relatively low prices, attracted by decent charter rates in an improving market. With asset prices now stabilizing and even increasing, buyers can look to sell in the future at a profit.

BUSINESS

Overview

Diana Containerships Inc. is a corporation formed under the laws of the Republic of the Marshall Islands on January 7, 2010, founded to pursue vessel acquisitions in the container shipping industry. Diana Shipping, a global provider of drybulk transportation services, purchased $50.0 million of our common shares in the private offering. On June 8, 2010, we, through our wholly owned subsidiaries, entered into memoranda of agreement to purchase two newbuilding containerships, identified as Hull 558 (named Sagitta) and Hull 559 (named Centaurus), from a third-party seller, each with a carrying capacity of approximately 3,426 TEU, for a purchase price of Euro 37,300,000 per ship (or $45.7 million and $47.2 million, respectively, excluding any predelivery expenses). We took delivery of the vessel Sagitta on June 29, 2010 following which the vessel commenced time charter employment with A.P. Møller-Maersk A/S for a minimum period of nine months and a maximum period of 12 months at a gross daily rate of $16,000. We took delivery of the Centaurus on July 9, 2010 following which the vessel commenced time charter employment with Hapag Lloyd AG, Hamburg for a minimum period of 30 days and a maximum period of 60 days at a gross daily rate of $8,400, and on September 4, 2010 following the expiration of this time charter the vessel was delivered to CSAV, Valparaiso for a period of 24 months plus or minus 45 days at a gross daily rate of $20,000. On July 7, 2010, we entered into a new secured term loan facility with DnB NOR Bank ASA for up to $40.0 million. We have drawn down $10.0 million per vessel in connection with the acquisition of the two newbuilding containerships and under the loan agreement, we are permitted to draw down up to the lower of (a) $20 million and (b) 50% of the market value of the vessels. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Our Fleet

Set forth below is summary information concerning our fleet as of October 1, 2010.

Vessel Name	Size	Built	Delivery Date(1)	Charter Expiration(2)		Gross Daily Rate
Sagitta	3,426 TEU	June 2010	June 30, 2010	Mar. 30, 2011 – Jun. 30, 2011	(3)	$16,000
Centaurus	3,426 TEU	July 2010	Sept. 4, 2010	Jul. 21, 2012 – Oct. 19, 2012		$20,000

Total	6,852 TEU

(1)	Date delivered from the owners to the charterers.
(2)	Dates reflect the charterer’s optional period to re-deliver the vessel.
(3)	Charterers have the right to add the off hire days to the duration of the charter, if any, and therefore the optional period may be extended.

We intend to grow our fleet by capitalizing on the current investment opportunities in the containership market by purchasing containerships in the secondhand market, from shipyards and lending institutions. We may also enter into newbuilding contracts with shipyards for new containerships. We expect to build our fleet primarily through the acquisition of vessels ranging from 2,500 TEU to 7,500 TEU in size; however, we will consider acquisitions of all sizes of containerships if the returns associated with these acquisitions are deemed appropriate by our management team and board of directors. We believe that our acquisition strategy will enable us to capture low points in vessel values within our industry and acquire a fleet that will result in attractive returns. We further believe that by maintaining the flexibility to invest in all sizes of containerships, we will be able to capitalize on dislocations in various segments within the containership market.

We actively monitor charter rates and intend to employ our vessels in the spot market or on short-term or long-term charters if market conditions warrant or we may have to temporarily cease the use of, or lay-up, vessels until our management team determines that charter rates reach a level where the economics of chartering more favorably outweigh the total operating and asset carrying costs present in the current rate environment. We have incurred costs related to administrative costs, vessel maintenance and general business expenses before we were able to generate income and we may not operate our vessels profitably once we employ them.

Our Management Team

Our management team is responsible for the strategic management of our company, including the development of our business plan and overall vision for our operations. Strategic management also involves, among other things, locating, purchasing, financing and selling vessels. We believe that our management team’s experience, expertise and reputation within the international shipping industry will enhance shareholder value for our investors by providing sourcing opportunities for vessel purchases and sales, newbuilding acquisitions, chartering and financing arrangements. We have entered into an Administrative Services Agreement with a wholly-owned subsidiary of Diana Shipping, Diana Shipping Services S.A., whom we refer to as DSS or the Manager, pursuant to which the Manager provides administrative services to us. DSS also provides commercial and technical vessel management services to us through separate vessel management agreements between the Manager and each of our vessel-owning subsidiaries.

We and Diana Shipping have entered into a non-competition agreement whereby we have agreed that, during the term of the Administrative Services Agreement and any vessel management agreements we enter into with DSS, and for six months thereafter, we will not acquire or charter any vessel, or otherwise operate in, the drybulk sector and Diana Shipping will not acquire or charter any vessel, or otherwise operate in, the containership sector.

Our management team is comprised of four executive officers of Diana Shipping who together have an aggregate of over 87 years of experience in the shipping industry and have demonstrated ability in managing the commercial, technical and financial aspects of an international shipping company. Our management team is led by our Chairman and Chief Executive Officer Mr. Symeon Palios, who has served as the Chairman and Chief Executive Officer of Diana Shipping since 2005 and as a director since 1999. Mr. Palios is a qualified naval architect and engineer who has 40 years of experience in the shipping industry and expertise in technical and operational matters. Mr. Anastasios Margaronis, our President and a director, also serves as President and as a director of Diana Shipping and has been employed by the Diana Shipping group of companies since 1979. Mr. Ioannis Zafirakis, our Chief Operating Officer, Secretary and a director, serves as Executive Vice President and Secretary of Diana Shipping and has been employed by the Diana Shipping group of companies since 1997. Mr. Andreas Michalopoulos, our Chief Financial Officer and Treasurer, has held these same offices with Diana Shipping since 2006. Our management team has experience in multiple sectors of the international shipping industry, including in the containership sector, and a proven track record of strategic growth beginning with the formation of the Diana Shipping group of companies in 1972. Our management team is responsible for identifying assets for acquisition and for the operation of our business in order to build our fleet and effectively manage our growth.

Our Manager

DSS performs commercial and technical management services for our vessels. DSS also manages Diana Shipping’s drybulk carrier fleet with a combined cargo carrying capacity of approximately 2.9 million dwt, including two vessels under construction with deliveries expected in the second and third quarter of 2012. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Our Manager also provides to us accounting, administrative, financial reporting and other services necessary for the operation of our business. We actively monitor the performance of our Manager. Pursuant to the Administrative Services Agreement, we have agreed to pay our Manager a monthly fee of $10,000 for administrative services. We, through our vessel-owning subsidiaries, have entered into vessel management agreements with DSS for the provision of commercial and technical management services. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any. Pursuant to the Broker Services Agreement, dated June 1, 2010, the Manager has appointed Diana Enterprises Inc., or Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist the Manager in providing services to the Company. Under the Broker Services Agreement, the Manager pays a commission of $1,040,000 per year to Diana Enterprises. We reimburse this cost to the Manager pursuant to the Administrative Services Agreement. We believe that the above management fees and commissions are consistent with fees and commissions charged by third party managers and are consistent with fees and commissions charged by DSS to Diana Shipping. Please see “—Administrative Services Agreement,” “—Broker Services Agreement” and “—Vessel Management Agreements.”

Our Arrangements with our Affiliates

We were formed on January 7, 2010 as a wholly-owned subsidiary of Diana Shipping and on that date, we issued 500 common shares to Diana Shipping at par value. We sold 3,333,333 common shares to Diana Shipping in the private offering for consideration of $50.0 million. Pursuant to the registration rights agreement, dated April 6, 2010, we have agreed to register the resale of the common shares owned by Diana Shipping. See “Exchange Offer—Registration Rights Agreement.” As of the date of this prospectus, Diana Shipping owns approximately 55% of our common shares. Under the Administrative Services Agreement with the Manager, a wholly-owned subsidiary of Diana Shipping, we pay the Manager a monthly fee of $10,000 for administrative services. We, through our vessel-owning subsidiaries, have entered into vessel management agreements with the Manager for the provision of commercial and technical management services. Pursuant to each vessel management agreement, the Manager receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and $20,000 per vessel per month for laid-up vessels. Pursuant to the Broker Services Agreement, dated June 1, 2010, the Manager has appointed Diana Enterprises Inc., or Diana Enterprises, a related party controlled by our Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist the Manager in providing services to the Company. Under the Broker Services Agreement, the Manager pays a commission of $1,040,000 per year to Diana Enterprises. We reimburse this cost to the Manager pursuant to the Administrative Services Agreement. Please see “—Administrative Services Agreement,” “—Broker Services Agreement” and “—Vessel Management Agreements.” We have issued an aggregate of 213,331 restricted common shares to our executive officers pursuant to the 2010 Equity Incentive Plan. Of these shares, 25% have vested and the remaining shares vest ratably over three years by one-third each year. Following the completion of an initial public offering, we expect to issue an additional 53,333 restricted common shares to our executive officers pursuant to the 2010 Equity Incentive Plan of which 25% will vest upon the grant of such shares, and the remainder will vest ratably over three years from their date of grant. See “Management—2010 Equity Incentive Plan.”

Potential Conflicts of Interest

Our management team is comprised of four executive officers who are also executive officers of Diana Shipping. Three of our executive officers serve on the board of directors of us and of Diana Shipping. Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. As a result, these individuals have fiduciary duties to manage the business of Diana Shipping and its affiliates in a manner beneficial to such entities and their shareholders. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Diana Shipping and us are in conflict. Although Diana Shipping is contractually restricted from competing with us in the containership industry, there may be other business opportunities for which Diana Shipping may compete with us such as hiring employees, acquiring other businesses, or entering into joint ventures, which could have a material adverse effect on our business. In addition, we are contractually restricted from competing with Diana Shipping in the drybulk carrier sector, which limits our ability to expand our operations.

Our Competitive Strengths

We believe that our prospects for success are enhanced by the following aspects of our business:

Experienced management team with established relationships within the international shipping industry and extensive evaluation capabilities

One of our key strengths is our experienced management team comprised of four executive officers of Diana Shipping who have experience in multiple sectors of the international shipping industry, including in the containership sector. We believe that we will be able to capitalize on the industry experience and reputation of our management team who have successfully developed the business of Diana Shipping, a leading provider of seaborne transportation services, from the formation of the Diana Shipping group of companies in 1972, to a fleet of nine vessels at the time of Diana Shipping’s initial public offering in 2005. As of the date of this prospectus, Diana Shipping owns a fleet of 24 vessels, including two newbuilding vessels with deliveries expected in the second and third quarters of 2012. As a result of decades of experience, we believe our management team has developed strong relationships with major international charterers, shipbuilders and financial institutions that reflect the quality of Diana Shipping’s operations and the strength of its management team.

Collectively, over the last 38 years, our management team has purchased and sold numerous vessels, including transactions involving secondhand and newbuilding containerships and multi-purpose vessels that were modified to transport containers. Accordingly, we believe our management team has developed strong target evaluation capabilities that will give us an advantage in analyzing potential acquisitions.

We believe that our capitalization, combined with our management team’s established reputation within the shipping industry and network of relationships will cause us to be viewed as an attractive purchaser of containerships by ship brokers, financial institutions and shipyards. As a result, we believe that we will be afforded the opportunity to evaluate a breadth of potential acquisition opportunities in the containership market, and thus be positioned to acquire vessels that we believe will maximize shareholder returns.

Diana Shipping has invested significant cash in us and therefore Diana Shipping’s interests are aligned with those of our shareholders

Diana Shipping purchased from us $50.0 million of our common shares in the private offering, or 3,333,333 common shares, thereby aligning the interests of Diana Shipping with our shareholders. We believe we will benefit not only from the established reputation of Diana Shipping from enhanced credibility and access to shipping and financial industry participants over our competitors, but also from the incentive for our management team, comprised of executive officers of Diana Shipping, to enhance shareholder value by virtue of Diana Shipping’s $50.0 million investment.

Highly successful and reputable fleet manager

DSS performs commercial and technical management services for the vessels in our fleet. DSS currently manages a modern, high quality fleet of 22 Panamax and Capesize drybulk carriers and two Newcastlemax newbuildings with expected deliveries in the second and third quarter of 2012 for which DSS provides supervisory services, and maintains the quality of its vessels by carrying out regular inspections, both while in port and at sea, and adopting a preventative maintenance program for each vessel. DSS currently employs approximately 60 shore-based personnel in Athens, Greece and 460 offshore employees and, including its predecessors, has, since 1972 managed more than 100 vessels, including nine vessels that were containerships or multi-purpose vessels that were modified to transport containers. DSS provides comprehensive ship management services including technical supervision, such as repairs, maintenance and inspections, safety and quality, crewing and training, as well as supply provisioning. We believe that the resources and reputation of our Manager as a safe and reliable technical manager will provide us with favorable charter opportunities with well established charterers, many of whom consider the reputation of the vessel manager when seeking vessels. DSS will supervise the construction of any newbuilding vessels that we may agree to acquire as well as provide administrative services to us such as accounting and financial reporting services.

We believe that DSS has established a reputation in the international shipping industry for operating and maintaining a fleet with high standards of performance, reliability and safety. DSS has obtained documents of compliance for its office and safety management certificates for the vessels it manages for us. We believe that employing DSS as our technical manager provides us with a competitive advantage over other containership operators by allowing us to more closely monitor our operations and to offer higher quality performance, reliability and efficiency in the maintenance of our vessels. Additionally, we expect to benefit from economies of scale in maintenance, supply and crewing of our vessels, as well in purchasing bunkers and spare parts. We further expect that the experience of DSS in providing administrative services such as office space and equipment, accounting and financial reporting services will result in lower administrative costs to us than if we performed these services in-house or employed a third party service provider.

Business Strategy

Acquire high quality containerships at low valuations

We will seek to provide attractive returns to our investors by purchasing modern containerships in the secondhand market, including from shipyards and lending institutions. We believe that, currently, the container shipping industry is in a period of reduced demand and increased supply, leading to historically low asset values and charter rates, which we expect will provide us with attractive acquisition opportunities. Members of our senior management team have navigated previous market cycles and we believe have the experience and discipline to capitalize on market rebounds. We may also enter into newbuilding contracts with shipyards on terms that meet our acquisition criteria.

Capitalize on the extensive experience of our management team

Our management team and board of directors have extensive experience in the shipping industry with a strong track record in vessel sale and purchase transactions and chartering. We believe that our management team has developed strong relationships with shipyards, ship finance banks and vessel owners from whom we expect to source acquisition opportunities. Collectively, over the last 38 years, our management team has purchased and sold numerous vessels, including transactions involving secondhand and newbuilding containerships and multi-purpose vessels that were modified to transport containers. We believe we will benefit from the extensive experience of our management team by having access to high quality charterers and international financing institutions and gain a competitive advantage over other containership operators.

Maximize total returns by employing vessels in the spot market or on short-term or long-term charters, or by laying-up vessels as market conditions warrant

We intend to actively monitor market conditions, charter rates and vessel operating expenses, as well as the cost of laying-up vessels, in order to selectively employ vessels as market conditions warrant. In market conditions where charter rates may or may not cover the operating costs of a vessel, we may choose to lay-up the vessel with the aim of extending the useful life of the vessel and securing more favorable charter rates when vessel supply and demand are more in balance within the containership market.

Maintain a strong balance sheet

We intend to finance future acquisitions with a combination of equity and debt while maintaining an appropriate leverage profile as determined by our management and board of directors. We believe that maintaining a strong balance sheet will provide us with the flexibility to capitalize on vessel purchase opportunities as they arise, as well as attract potential investors and customers. When determined appropriate by our management team based on prevailing conditions and our outlook for the container market, we will consider incurring further indebtedness in the future to enhance returns to our shareholders.

Maintain low cost, highly efficient and reliable operations

We operate as an efficient and reliable owner of containerships as a result of the experience of our Manager. DSS currently manages a modern fleet of 22 Panamax and Capesize drybulk carriers and two Newcastlemax newbuildings with deliveries expected in the second and third quarter of 2012 for which DSS provides supervisory services. We believe we can build on the reputation of our Manager for safe vessel operations and intend to comply with rigorous health, safety and environmental protection regulation. We further believe we will benefit from economies of scale in maintenance, supply and crewing of our vessels, as well in purchasing bunkers and spare parts.

Corporate Structure

Diana Containerships Inc. is a corporation incorporated under the laws of the Republic of the Marshall Islands on January 7, 2010. Each of our vessels is owned by separate wholly-owned subsidiaries. Diana Containerships Inc. is the owner of all the issued and outstanding shares of the subsidiaries listed in Exhibit 21.1 to the Registration Statement of which this prospectus is a part. We maintain our principal executive offices at Pendelis 16, 175 64 Palaio Faliro, Athens, Greece. Our telephone number at that address is 011 30 210 947 0000. Our office space is provided to us by DSS pursuant to our Administrative Services Agreement with DSS.

Administrative Services Agreement

We have entered into an Administrative Services Agreement with DSS, a wholly-owned subsidiary of Diana Shipping, whereby DSS provides to us accounting, administrative, financial reporting and other services necessary for the operation of our business. We actively monitor the performance of our Manager. We have agreed to pay our Manager, commencing upon the closing of the private offering, a monthly fee of $10,000 for these administrative services. The initial term of the agreement is for a period of one year and will automatically renew for successive twelve month periods unless the agreement is terminated as provided therein. The agreement may be terminated by the Company (i) upon thirty days’ written notice to the Manager; (ii) if the Manager materially breaches the agreement and such breach is not resolved within ninety days; (iii) if the Manager has been convicted of or entered a plea of guilty or nolo contendere with respect to a crime and such occurrence is materially injurious to the Company; (iv) if the holders of a majority of the Company’s outstanding common shares elect to terminate the agreement; (v) if the Manager commits fraud, gross negligence or commits an act of willful misconduct, and the Company is materially injured thereby; (vi) if the Manager becomes insolvent; or (vi) if there is a “change of control” (as defined therein) of the Manager. The Administrative Services Agreement may be terminated by the Manager (i) after the expiration of the initial term, with six months’ notice to the Company; (ii) if the Company materially breaches the agreement and such breach is not resolved within ninety days; or (iii) at any time upon the earlier to occur of (a) the occurrence of a change of control of the Company; (b) the Manager’s receipt of written notice from the Company that a change of control will occur until sixty (60) days after the later of (1) the occurrence of such a change of control or (2) the Manager’s receipt of the written notice in the preceding clause (b). If the Company has knowledge that a change of control of the Company will occur, the Company is required to give prompt written notice thereof to the Manager.

Broker Services Agreement

On June 1, 2010, we terminated our existing Consultancy Agreements with companies controlled by each of the executive officers and that services that were previously provided to the Company by the consultants are provided by DSS under the Administrative Services Agreement. DSS has appointed Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist it in providing these services to the Company pursuant to the Broker Services Agreement, dated June 1, 2010. Pursuant to the agreement, DSS is obligated to pay a commission to Diana Enterprises in the amount of $1,040,000 per year for a term of five years. The commission shall increase to $1,300,000 following the completion of an initial public offering. DSS may pay additional commissions with respect to a transaction as the same may be agreed in writing. In the event that Diana Enterprises terminates the agreement within six months following a Change of Control (as defined in the agreement), Diana Enterprises shall be entitled to a lump sum payment equal to three years’ annual commission.

Vessel Management Agreements

DSS also provides commercial and technical management services for our vessels under separate vessel management agreements with our vessel owning subsidiaries. The vessel management agreements continue unless terminated by either party giving three months’ written notice; provided that we may terminate the agreement without such notice upon payment to the Manager of a fee equal to the average management fees paid to the Manager over during the last three full months immediately preceding such termination. Commercial management includes, among other things, negotiating charters for vessels, monitoring the performance of vessels under charter, and managing our relationships with charterers, obtaining insurance coverage for our vessels, as well as supervision of the technical management of the vessels. Technical management includes managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging the hire of qualified officers and crew, arranging and supervising drydocking and repairs, arranging for the purchase of supplies, spare parts and new equipment for vessels, appointing supervisors and technical consultants and providing technical support. Pursuant to each vessel management agreement, DSS receives a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and will receive $20,000 per vessel per month for laid-up vessels, if any. We do not expect to pay management fees for vessels that may be employed under bareboat charters in the future. We may, from time to time, request additional services offered by our Manager, in which case we expect we will pay fees in accordance with industry practice for these services.

Crewing and Employees

We currently have no employees. DSS, through the Broker Services Agreement with Diana Enterprises and through the Administrative Services Agreement is responsible to provide services to us and through the Vessel Management Agreements is responsible for recruiting, either directly or through a technical manager or a crew manager, the senior officers and all other crew members for the vessels in our fleet. DSS has the responsibility to ensure that all seamen have the qualifications and licenses required to comply with international regulations and shipping conventions, and that the vessels are manned by experienced and competent and trained personnel. DSS is also responsible for ensuring that seafarers’ wages and terms of employment conform to international standards or to general collective bargaining agreement to allow unrestricted worldwide trading of the vessels.

Competition

We operate in markets that are highly competitive and based primarily on supply and demand. Generally, we compete for charters based upon price, customer relationships, operating expertise, professional reputation and size, age and condition of the vessel. Competition for providing containership services comes from a number of experienced shipping companies.

The containership sector of the international shipping industry is characterized by the significant time necessary to develop the operating expertise and professional reputation necessary to obtain and retain customers and, in the past a relative scarcity of secondhand containerships, which necessitated reliance on newbuildings which can take a number of years to complete. We intend to focus on larger TEU capacity containerships, which we believe have fared better than smaller vessels during global downturns in the containership sector. We believe larger containerships, even older containerships if well maintained, provide us with increased flexibility and more stable cash flows than smaller TEU capacity containerships.

Environmental and Other Regulations

Government regulation significantly affects the ownership and operation of our vessels. We are subject to international conventions and treaties, and, in the countries in which our vessels may operate or are registered, national, state and local laws and regulations in force in the countries in which our vessels may operate or are registered relating to safety and health and environmental protection, including the storage, handling, emission, transportation and discharge of hazardous and non-hazardous materials, and the remediation of contamination and liability for damage to natural resources. Compliance with such laws, regulations and other requirements entails significant expense, including vessel modifications and implementation of certain operating procedures.

A variety of governmental and private entities subject our vessels to both scheduled and unscheduled inspections. These entities include the local port authorities, (applicable national authorities such as the U.S. Coast Guard and harbor masters), classification societies, flag state administrations (countries of registry) and charterers. Some of these entities require us to obtain permits, licenses, certificates or approvals for the operation of our vessels. Our failure to maintain necessary permits, licenses, certificates or approvals could require us to incur substantial costs or temporarily suspend operation of one or more of the vessels in our fleet, or lead to the invalidation or reduction of our insurance coverage.

In recent periods, heightened levels of environmental and operational safety concerns among insurance underwriters, regulators and charterers have led to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the shipping industry. Increasing environmental concerns have created a demand for vessels that conform to the stricter environmental standards. We believe that the operation of our vessels will be in substantial compliance with applicable environmental laws and regulations and that our vessels will have all material permits, licenses, certificates or other authorizations necessary for the conduct of our operations. However, because such laws and regulations are frequently changed and may impose increasingly strict requirements, we cannot predict the ultimate cost of complying with these requirements, or the impact of these requirements on the resale value or useful lives of our vessels. In addition, a future serious marine incident that results in significant oil pollution or otherwise causes significant adverse environmental impact could result in additional legislation or regulation that could negatively affect our profitability.

International Maritime Organization (IMO)

The IMO, the United Nations agency for maritime safety and the prevention of pollution, has adopted the International Convention for the Prevention of Pollution from Ships, or MARPOL, which has been updated through various amendments. MARPOL establishes environmental standards relating to oil leakage or spilling, garbage management, sewage, air emissions, handling and disposal of noxious liquids and the handling of harmful substances in packaged forms. For example, Annex III of MARPOL regulates the transportation of packaged dangerous goods (marine pollutants) and includes standards on packing, marking, labeling, documentation, stowage, quantity limitations and pollution prevention.

Air Emissions

In September 1997, the IMO adopted Annex VI to MARPOL to address air pollution from ships. Effective May 2005, Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from all commercial vessel exhausts and prohibits deliberate emissions of ozone depleting substances (such as halons and chlorofluorocarbons), emissions of volatile organic compounds from cargo tanks, and the shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Additional or new conventions, laws and regulations may be adopted that could require the installation of expensive emission control systems and adversely affect our business, cash flows, results of operations and financial condition. In October 2008, the IMO adopted amendments to Annex VI regarding emissions of sulfur oxide, nitrogen oxide, particulate matter and ozone-depleting substances, which amendments are expected to enter into force on July 1, 2010. The amended Annex VI will reduce air pollution from vessels by, among other things, (i) implementing a progressive reduction of sulfur oxide, emissions from ships, by reducing the sulfur fuel cap with the global sulfur cap reduced initially to 3.50% (from the current cap of 4.50%), effective from January 1, 2012, then progressively to 0.50%, effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and (ii) establishing new tiers of stringent nitrogen oxide emissions standards for new marine engines, depending on their date of installation. The United States ratified the Annex VI amendments in October 2008, requiring the United States to promulgate emissions standards equivalent to IMO requirements, which standards are still in the process of being finalized. Once these amendments become effective, we may incur costs to comply with the revised standards.

In March 2010, the IMO accepted the proposal by the United States and Canada to designate the area extending 200 nautical miles from the Atlantic/Gulf and Pacific coasts of the United States and Canada and the Hawaiian Islands as Emission Control Areas under the MARPOL Annex VI amendments, which will subject ocean-going vessels in these areas to stringent emissions controls and may cause us to incur additional costs. We cannot assure you that the jurisdictions in which our vessels operate will not adopt more stringent emissions standards independent of the IMO.

Safety Management System Requirements

The IMO also adopted the International Convention for the Safety of Life at Sea, or SOLAS, and the International Convention on Load Lines, or LL, which impose a variety of standards that regulate the design and operational features of ships. The IMO periodically revises the SOLAS and LL standards.

Our operations are also subject to environmental standards and requirements contained in the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention, or ISM Code, promulgated by the IMO under SOLAS. The ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. We rely upon the safety management system that we and our technical manager implements for compliance with the ISM Code. The failure of a ship owner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels and may result in a denial of access to, or detention in, certain ports.

The ISM Code requires that vessel operators also obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by each flag state, under the ISM Code. We believe that we have all material requisite documents of compliance for our offices and safety management certificates for all of our vessels for which such certificates are required by the ISM Code. We will renew these documents of compliance and safety management certificates as required.

Noncompliance with the ISM Code and other IMO regulations may subject the shipowner or bareboat charterer to increased liability, may lead to decreases in, or invalidation of, available insurance coverage for affected vessels and may result in the denial of access to, or detention in, some ports. The U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code by the applicable deadlines will be prohibited from trading in U.S. and European Union ports, as the case may be.

Pollution Control and Liability Requirements

IMO has negotiated international conventions that impose liability for pollution in international waters and the territorial waters of the signatory nations to such conventions. For example, many countries have ratified and follow the liability plan adopted by the IMO and set out in the International Convention on Civil Liability for Oil

Pollution Damage, or the CLC, although the United States is not a party. Under this convention and depending on whether the country in which the damage results is a party to the 1992 Protocol to the CLC, a vessel’s registered owner is strictly liable, subject to certain defenses, for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil. The limits on liability outlined in the 1992 Protocol use the International Monetary Fund currency unit of Special Drawing Rights, or SDR. The right to limit liability is forfeited under the CLC where the spill is caused by the shipowner’s actual fault and under the 1992 Protocol where the spill is caused by the shipowner’s intentional or reckless conduct. Vessels trading with states that are parties to these conventions must provide evidence of insurance covering the liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to that of the CLC. We believe that our protection and indemnity insurance will cover the liability under the plan adopted by the IMO.

The IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, to impose strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of bunker fuel. The Bunker Convention, which became effective on November 21, 2008, requires registered owners of ships over 1,000 gross tons to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). With respect to non-ratifying states, liability for spills or releases of oil carried as fuel in ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

In addition, IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or BWM, in February 2004. BWM’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. BWM will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard for it to take force.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations might have on our operations.

U.S. Regulations

The U.S. Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S. territorial sea and its 200 nautical mile exclusive economic zone. The United States has also enacted the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, which applies to the discharge of hazardous substances other than oil, whether on land or at sea. Although OPA is primarily directed at oil tankers (which are not operated by us), it also applies to non-tanker ships, including containerships, with respect to the fuel oil, or bunkers, used to power such ships. CERCLA also applies to our operations.

Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. OPA defines these other damages broadly to include:

•	natural resources damage and related assessment costs;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resources damage; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

Effective July 31, 2009, the U.S. Coast Guard adjusted the limits of OPA liability for non-tank vessels to the greater of $1,000 per gross ton or $0.85 million per non-tank vessel that is over 3,000 gross tons (subject to possible adjustment for inflation), and we expect our fleet will be composed of such vessels. CERCLA, which applies to owners and operators of vessels, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million for vessels carrying a hazardous substance as cargo and the greater of $300 per gross ton or $0.5 million for any other vessel. These OPA and CERCLA limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

OPA and the U.S. Coast Guard also require owners and operators of vessels to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet the limit of their potential liability under OPA and CERCLA.

We maintain pollution liability coverage insurance in the amount of $1 billion per incident for each of our vessels. If the damages from a catastrophic spill were to exceed our insurance coverage, it could have a material adverse effect on our business, financial condition, results of operations and cash flows.

The U.S. Clean Water Act, or CWA, prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a duly-issued permit or exemption, and imposes strict liability in the form of penalties for any unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA and CERCLA.

The U.S. Environmental Protection Agency, or the EPA, regulates the discharge of ballast water and other substances in U.S. waters under the CWA. Effective February 6, 2009, EPA regulations require vessels 79 feet in length or longer (other than commercial fishing and recreational vessels) to comply with a Vessel General Permit authorizing ballast water discharges and other discharges incidental to the operation of vessels. The Vessel General Permit imposes technology and water-quality based effluent limits for certain types of discharges and establishes specific inspection, monitoring, recordkeeping and reporting requirements to ensure the effluent limits are met. U.S. Coast Guard regulations adopted under the U.S. National Invasive Species Act, or NISA, also impose mandatory ballast water management practices for all vessels equipped with ballast water tanks entering or operating in U.S. waters, and the Coast Guard recently proposed new ballast water management standards and practices, including limits regarding ballast water releases. Compliance with the EPA and the U.S. Coast Guard regulations could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

European Union Regulations

In October 2009, the European Union amended a directive to impose criminal sanctions for illicit ship-source discharges of polluting substances, including minor discharges, if committed with intent, recklessly or with serious negligence and the discharges individually or in the aggregate result in deterioration of the quality of water. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change, or UNFCC, which we refer to as the Kyoto Protocol, entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol. However, a new treaty may be adopted at the United Nations climate change conference in Copenhagen in December 2009 or at subsequent conferences, and restrictions on shipping may be included. The European Union has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, if such emissions are not regulated through the IMO or the UNFCC by December 31, 2010. In the United States, the EPA has issued a proposed finding that greenhouse gases threaten public health and safety and has been petitioned by the California Attorney General to regulate greenhouse gas emissions from ocean-going vessels. Other federal regulations relating to the control of greenhouse gas emissions may follow, including the climate change initiatives that are being considered in the U.S. Congress and by the EPA. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, including market-based instruments. Any passage of climate control legislation or other regulatory initiatives by the EU, the U.S., IMO or other countries where we operate that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there has been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the U.S. Maritime Transportation Security Act of 2002, or the MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code, or the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. After July 1, 2004, to trade internationally, a vessel must attain an International Ship Security Certificate from a recognized security organization approved by the vessel’s flag state. Among the various requirements are:

•

on-board installation of automatic identification systems to provide a means for the automatic transmission of safety-related information from among similarly equipped ships and shore stations, including information on a ship’s identity, position, course, speed and navigational status;

•	on-board installation of ship security alert systems, which do not sound on the vessel but only alert the authorities on shore;

•	the development of vessel security plans;

•	ship identification number to be permanently marked on a vessel’s hull;

•

a continuous synopsis record kept onboard showing a vessel’s history including the name of the ship and of the state whose flag the ship is entitled to fly, the date on which the ship was registered with that state, the ship’s identification number, the port at which the ship is registered and the name of the registered owner(s) and their registered address; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt from MTSA vessel security measures non-U.S. vessels that have on board, as of July 1, 2004, a valid International Ship Security Certificate attesting to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We intend to implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code.

Inspection by Classification Societies

Every oceangoing vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes on request other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case and/or to the regulations of the country concerned.

For maintenance of the class certification, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•

Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery, including the electrical plant, and where applicable for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery, including the electrical plant, and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle. Upon a shipowner’s request, the surveys required for class renewal may be split according to an agreed schedule to extend over the entire period of class. This process is referred to as continuous class renewal.

All areas subject to survey as defined by the classification society are required to be surveyed at least once per class period, unless shorter intervals between surveys are prescribed elsewhere. The period between two subsequent surveys of each area must not exceed five years.

Vessels have their underwater parts inspected every 30 to 36 months. Depending on the vessel’s age and other factors, this inspection can often be done afloat with minimal disruption to the vessel’s commercial deployment. However, vessels are required to be drydocked, meaning physically removed from the water, for inspection and related repairs at least once every five years from delivery. If any defects are found, the classification surveyor will issue a recommendation which must be rectified by the ship owner within prescribed time limits.

Most insurance underwriters make it a condition for insurance coverage that a vessel be certified as “in class” by a classification society which is a member of the International Association of Classification Societies. All new and secondhand vessels that we purchase must be certified prior to their delivery under our standard agreements.

100% Container Screening

The United States signed into law the 9/11 Commission Act on August 3, 2007. The Act requires that all containers destined to the United States be scanned by x-ray machines before leaving port. This new requirement for 100% scanning is set to take effect in 2014. Ports that ship to the United States will likely have to install new x-ray machines and make infrastructure changes in order to accommodate the screening requirements. Such implementation requirements may change which ports are able to ship to the United States and shipping companies may incur significant increased costs. It is impossible to predict how this requirement will affect the industry as a whole, but changes and additional costs can be reasonably expected.

Risk of Loss and Insurance Coverage

General

The operation of any containership vessel includes risks such as mechanical failure, collision, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of vessels trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market.

While we plan to maintain hull and machinery insurance, war risks insurance, protection and indemnity cover, increased value insurance and freight, demurrage and defense cover for our vessels that we acquire in amounts that we believe to be prudent to cover normal risks in our operations, we may not be able to achieve or maintain this level of coverage throughout a vessel’s useful life. Furthermore, while we plan to procure adequate insurance coverage, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull & Machinery and War Risks Insurance

We plan to maintain for any vessels we acquire marine hull and machinery and war risks insurance, which would cover the risk of actual or constructive total loss. We expect that any vessels we acquire would be covered up to at least fair market value with deductibles which vary according to the size and value of the vessel. We also plan to maintain increased value coverage for any vessels we acquire. Under this increased value coverage, in the event of total loss of a vessel, we would be entitled to recover amounts not recoverable under our hull and machinery policy due to under-insurance.

Protection and Indemnity Insurance

Protection and indemnity insurance is generally provided by mutual protection and indemnity associations, or P&I Associations, which insure our third party liabilities in connection with our shipping activities. This includes third-party liability and other related expenses resulting from the injury or death of crew, passengers and other third parties, the loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.”

We procure protection and indemnity insurance coverage for pollution in the amount of $1 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association which is a member of the International Group, we are subject to calls payable to the associations based on the group’s claim records as well as the claim records of all other members of the individual associations and members of the pool of P&I Associations comprising the International Group. Supplemental calls are made by the P&I Association based on estimates of premium income and anticipated and paid claims and such estimates are adjusted each year by the Board of Directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. The Standard Steamship Owners’ Protection & Indemnity Association (Bermuda) Limited, the P&I Association in which the Company’s vessels are entered, did not charge any supplemental calls for the 2007/08, 2008/09, or 2009/10 policy years. The Company does not know whether any supplemental calls will be charged in respect of 2010/11, which is the first year in which the Company’s vessels were entered with the P&I Association. To the extent we experience supplemental calls, our policy is to expense such amounts.

Legal Proceedings

We have not been involved in any legal proceedings which may have, or have had a significant effect on our business, financial position, results of operations or liquidity, nor are we aware of any proceedings that are pending or threatened which may have a significant effect on our business, financial position, results of operations or liquidity. From time to time, we may be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. We expect that these claims would be covered by insurance, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Exchange Controls

Under Republic of the Marshall Islands law, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

MANAGEMENT

Directors and Senior Management

Set forth below are the names and positions of our directors and executive officers. Our board of directors is elected annually on a staggered basis, and each director elected holds office for a three year term. Our officers are appointed from time to time by the respective board of directors and hold office until a successor is elected.

All of our executive officers are also executive officers of Diana Shipping.

Name	Age	Position
Symeon Palios	68	Class III Director, Chief Executive Officer and Chairman
Anastasios Margaronis	54	Class II Director and President
Ioannis Zafirakis	39	Class I Director, Chief Operating Officer and Secretary
Andreas Michalopoulos	39	Chief Financial Officer and Treasurer
Konstantinos Fotiadis	59	Class III Director
Antonios Karavias	67	Class I Director
Nikolaos Petmezas	60	Class III Director
Reidar Brekke	48	Class II Director

Biographical information concerning the directors and executive officers listed above is set forth below.

Symeon Palios has served as our Chief Executive Officer and Chairman since January 13, 2010 and has served as Chief Executive Officer and Chairman of Diana Shipping since February 21, 2005 and as a Director of that company since March 9, 1999. Mr. Palios also serves as an employee of DSS. Prior to November 12, 2004, Mr. Palios was the Managing Director of Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as Chief Executive Officer. Since 1972, when he formed Diana Shipping Agencies, Mr. Palios has had the overall responsibility of our activities. Mr. Palios has 40 years experience in the shipping industry and expertise in technical and operational issues. He has served as an ensign in the Greek Navy for the inspection of passenger boats on behalf of Ministry of Merchant Marine and is qualified as a naval architect and engineer. Mr. Palios is a member of various leading classification societies worldwide and he is a member of the board of directors of the United Kingdom Freight Demurrage and Defense Association Limited. He holds a bachelor’s degree in Marine Engineering from Durham University.

Anastasios Margaronis has served as our Director and President since January 13, 2010 and has served in these positions with Diana Shipping since February 21, 2005. Mr. Margaronis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Margaronis was employed by Diana Shipping Agencies S.A. and performed on our behalf the services he now performs as President. He joined Diana Shipping Agencies in 1979 and has been responsible for overseeing our insurance matters, including hull and machinery, protection and indemnity and war risks cover. Mr. Margaronis has 27 years of experience in shipping, including in ship finance and insurance. He is a member of the Governing Council of the Greek Shipowner’s Union and a member of the board of directors of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. He holds a bachelor’s degree in Economics from the University of Warwick and a master’s of science degree in Maritime Law from the Wales Institute of Science and Technology.

Ioannis Zafirakis has served as our Director, Chief Operating Officer and Secretary since January 13, 2010 and has served as Director and Executive Vice President and Secretary of Diana Shipping since February 14, 2008, as the Vice President and Secretary of that company since February 21, 2005 and as a director of that company since March 9, 1999. Mr. Zafirakis also serves as an employee of DSS. Prior to February 21, 2005, Mr. Zafirakis was employed by Diana Shipping Agencies S.A. and performed on the behalf of Diana Shipping the services he now performs as Executive Vice President of that company. He joined Diana Shipping Agencies S.A. in 1997 where he held a number of positions in its finance and accounting department. He holds a bachelor’s degree in Business Studies from City University Business School in London and a master’s degree in International Transport from the University of Wales in Cardiff.

Andreas Michalopoulos has served as our Chief Financial Officer and Treasurer since January 13, 2010 and has served in these positions with Diana Shipping since March 8, 2006. Mr. Michalopoulos started his career in 1993 where he joined Merrill Lynch Private Banking in Paris. In 1995, he became an International Corporate Auditor with Nestle SA based in Vevey, Switzerland and moved in 1998 to the position of Trade Marketing and Merchandising Manager. From 2000 to 2002, he worked for McKinsey and Company in Paris, France as an Associate Generalist Consultant before joining from 2002 to 2005, a major Greek Pharmaceutical Group with U.S. R&D activity as a Vice President International Business Development, Member of the Executive Committee. From 2005 to 2006, he joined Diana Shipping Agencies as a Project Manager. Mr. Michalopoulos has graduated from Paris IX Dauphine University with Honours in 1993 obtaining a MSc in Economics and a master’s degree in Management Sciences specialized in Finance. In 1995, he also obtained a master’s degree in business administration from Imperial College, University of London. Mr. Andreas Michalopoulos is married to the youngest daughter of Mr. Symeon Palios.

Konstantinos Fotiadis has served as an independent Director and as the Chairman of our Audit Committee since the completion of the private offering. From 1990 until 1994 Mr. Fotiadis served as the President and Managing Director of Reckitt & Colman (Greece), part of the British multinational Reckitt & Colman plc, manufacturers of cosmetics and health care products. From 1981 until its acquisition in 1989 by Reckitt & Colman plc, Mr. Fotiadis was a General Manager at Dr. Michalis S.A., a Greek company manufacturing and marketing cosmetics and health care products. From 1978 until 1981 Mr. Fotiadis held positions with Esso Chemicals Ltd. and Avrassoglou S.A. Mr. Fotiadis has also been active as a business consultant and real estate developer. Mr. Fotiadis holds a degree in Economics from Technische Universitaet Berlin and in Business Administration from Freie Universitaet Berlin.

Antonios Karavias has served as an independent Director and as the Chairman of our Compensation Committee and member of our Audit Committee since the completion of the private offering. Since 2007 Mr. Karavias has served as an Independent Advisor to the Management of Société Générale Bank and Trust and Marfin Egnatia Bank. Previously, Mr. Karavias was with Alpha Bank from 1999 to 2006 as a Deputy Manager of Private Banking and with Merrill Lynch as a Vice President from 1980 to 1999. He holds a bachelor’s degree in Economics from Mississippi State University and a master’s degree in Economics from Pace University.

Nikolaos Petmezas has served as an independent Director and as a member of our Compensation Committee since the completion of the private offering. Mr. Petmezas has served since 2001 as the C.E.O. of Maersk-Svitzer-Wijsmuller B.V. and, prior to its acquisition by Maersk, as a Partner and as C.E.O. of Wijsmuller Shipping Company B.V. He has also served since 1989 as the C.E.O. of N.G. Petmezas Shipping and Trading, S.A., and since 1984 as the C.E.O. of Shipcare Technical Services Shipping Co. LTD. Since 1995 Mr. Petmezas has served as well as the Managing Director of Kongsberg Gruppen A.S. (Hellenic Office) and, from 1984 to 1995, as the Managing Director of Kongsberg Vaapenfabrik A.S. (Hellenic Branch Office). Mr. Petmezas served on the Board of Directors of Neorion Shipyards, in Syros, Greece from 1989 to 1992. Mr. Petmezas began his career in shipping in 1977, holding sales positions at Austin & Pickersgill Ltd. and British Shipbuilders Corporation until 1983. Mr. Petmezas has been an Advisor at Westinghouse Electric and Northop Grumman since 1983 and a Honorary Consul under the General Consulate of Sri Lanka in Greece since 1995. Mr. Petmezas holds degrees in Law and in Political Sciences and Economics from the Aristotle University of Thessaloniki and an LL.M. in Shipping Law from London University.

Reidar Brekke has served as an independent Director since June 1, 2010. Mr. Brekke has been an advisor and deal-maker in the international energy and transportation sector for the last 15 years. He founded Energy Capital Services Inc. in March 2008 which provides strategic and financial advisory services to international shipping and energy related companies. In addition, he served as President of ECS Inc., a shipping and energy industry consulting and advisory services company, from March 2008 to December 2009. Previously, he served as Manager of Poten Capital Services LLC, a registered broker-dealer specializing in the maritime sector, from 2003 to January 2008. Prior to 2003, Mr. Brekke was C.F.O., then President and C.O.O., of SynchroNet Marine, a logistics service provider to the global container transportation industry. From 1994 to 2000, he held several senior positions with American Marin Advisors, including Fund Manager of American Shipping Fund I LLC, and C.F.O. of its broker-dealer subsidiary. Prior to this, Mr. Brekke was an Advisor for the Norwegian Trade Commission in New York & Oslo, Norway, and a financial advisor in Norway. Mr. Brekke graduated from the New Mexico Military Institute in 1986 and in 1990 he obtained a MBA from the University of Nevada, Reno. He has been an adjunct professor at Columbia University’s School of International and Public Affairs—Center for Energy, Marine Transportation and Public Policy, and is currently on the board of directors of three privately-held companies involved in container logistics, container leasing and drybulk shipping.

Actions by our Board of Directors

Our amended and restated bylaws provide that vessel acquisitions and disposals from or to a related party and long term time charter employment with any charterer that is a related party will require the unanimous approval of the independent members of our Board of Directors and that all other material related party transactions shall be subject to the approval of a majority of the independent members of the Board of Directors.

Compensation of Directors and Senior Management

The members of our senior management are compensated through their affiliation with Diana Enterprises and its respective Broker Services Agreement with DSS. We expect that the commission payable by our Manager to Diana Enterprises (for which we reimburse our Manager) will be approximately $1.04 million prior to the completion of an initial public offering and that such amount will increase to approximately $1.3 million following the completion of an initial public offering. Until the second anniversary of the completion of the private offering, any increase in these amounts is subject to the approval of the independent members of our Board of Directors. Diana Enterprises is a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios.

Our non-executive directors receive annual compensation in the aggregate amount of $40,000 plus reimbursement of their out-of-pocket expenses incurred while attending any meeting of the board of directors or any board committee. In addition, a committee chairman receives an additional $20,000 annually, and other committee members receive an additional $10,000. We do not have a retirement plan for our officers or directors.

Committees of the Board of Directors

We have established an audit committee comprised of two independent members of our board of directors, who are responsible for reviewing our accounting controls and recommending to the board of directors the engagement of our outside auditors. Our audit committee is responsible for reviewing all related party transactions for potential conflicts of interest and all related party transactions will be subject to the approval of the audit committee. Mr. Konstantinos Fotiadis serves as the Chairman of the audit committee and we believe that he qualifies as an audit committee financial expert; as such term is defined under Securities and Exchange Commission rules. We have established a compensation committee comprised of two independent directors which is responsible for recommending to the board of directors our senior executive officers’ compensation and benefits. Mr. Antonios Karavias serves as the Chairman of the compensation committee and Mr. Nikolaos Petmezas serves as a member of our compensation committee. We have also established an executive committee comprised of three directors, Mr. Symeon Palios, Mr. Anastassis Margaronis and Mr. Ioannis Zafirakis. The executive committee is responsible for the overall management of our business.

2010 Equity Incentive Plan

We have adopted an equity incentive plan, which we refer to as the plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates will be eligible to receive options to acquire common stock, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We have reserved a total of 392,198 common shares for issuance under the plan, subject to adjustment for changes in capitalization as provided in the plan. The plan will be administered by our compensation committee, or such other committee of our board of directors as may be designated by the board to administer the plan. We have issued a total of 213,331 restricted shares under the plan to our executive officers.

Following the completion of an initial public offering of our common stock, we expect to issue an additional 53,333 restricted common shares to our executive officers pursuant to the 2010 Equity Incentive Plan, of which 25%will vest upon the grant of such shares, and the remainder of which will vest ratably over three years from their date of grant.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price per common share equal to the fair market value of a common share on the date of grant, unless otherwise specifically provided in an award agreement, but in no event will the exercise price be less than the greater of (i) the fair market value of a common share on the date of grant and (ii) the par value of one share of common stock. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting and forfeiture provisions and other terms and conditions as determined by the plan administrator in accordance with the terms of the plan. Upon the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of restricted stock units that then vest multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend the plan and may amend outstanding awards, provided that no such amendment may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award without the consent of such grantee. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted. The plan administrator may cancel any award and amend any outstanding award agreement except no such amendment shall be made without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement applicable to the outstanding award.

RELATED PARTY TRANSACTIONS

In April 2010, we issued in the private offering an aggregate of 3,333,333 common shares to Diana Shipping, which amounts to approximately 55% of our outstanding common shares, in exchange for $50.0 million.

For a description of our Administrative Services Agreement with Diana Shipping Services S.A., relating to the provision of administrative services to us, please see “Business—Administrative Services Agreement.”

For a description of the Vessel Management Agreements between our wholly owned subsidiaries and Diana Shipping Services S.A. relating to the provision of management services for our vessels, please see “Business—Vessel Management Agreements.”

For a description of the Broker Services Agreement by and between DSS and Diana Enterprises Inc., a related party controlled by our Chief Executive Officer and Chairman Mr. Symeon Palios, please see “Business—Broker Services Agreement.”

For a description of our registration rights agreement between us, FBR Capital Markets & Co. and Diana Shipping, please see “Exchange Offer—Registration Rights.”

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial owners of more than five percent of our common shares and of our officers and directors as a group as of the date of this prospectus. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Beneficial ownership is determined in accordance with the Securities and Exchange Commission’s rules. In computing percentage ownership of each person, common shares subject to options held by that person that are currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this prospectus, are deemed to be beneficially owned by that person. These shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

Identity of person or group	Shares beneficially owned		Percentage of class beneficially owned
Diana Shipping Inc.	3,333,833		54.6%
FBR Capital Markets Corp.PT, Inc.	709,220		11.6%
Barclays Bank Plc	554,500		9.1%
FBR Capital Markets & Co.	364,610		6.0%
Symeon Palios	76,190	(1)(2)	1.2%
Anastasios Margaronis	66,165	(1)(3)	1.1%
Ioannis Zafirakis	34,886	(1)(4)	*
Andreas Michalopoulos	36,090	(1)(5)	*
Directors and officers as a group	213,331		3.5%

(1)	Of these shares, 25% have become vested and the remaining shares vest ratably over a three year period.
(2)	Mr. Palios may be deemed to beneficially own 76,190 of these common shares through Taracan Investments S.A., a company of which he is the controlling person.
(3)	Mr. Margaronis may be deemed to beneficially own 66,165 of these common shares through Weever S.A., a company of which he is the controlling person.
(4)	Mr. Zafirakis may be deemed to beneficially own 34,886 of these common shares through D&G S.A., a company of which he is the controlling person.
(5)	Mr. Michalopoulos may be deemed to beneficially own 36,090 of these common shares through Love Boat S.A., a company of which he is the controlling person.
*	Less than 1%.

THE EXCHANGE OFFER

This section describes the Exchange Offer and the material provisions of the registration rights agreement, but it may not contain all of the information that is important to you. We refer you to the complete provisions of the registration rights agreement, which is incorporated herein by reference and is filed as an exhibit to the registration statement on Form F-4.

Purpose and Effect of this Exchange Offer

General

We sold the Original Shares in a private transaction pursuant to a purchase/placement agent agreement, dated March 29, 2010, by and between us and FBR Capital Markets & Co. In connection with the offering of the Original Shares, we also entered into a registration rights agreement with FBR Capital Markets & Co. and Diana Shipping Inc., which governs our obligation to file a registration statement with the Securities and Exchange Commission and commence the Exchange Offer to exchange the Exchange Shares for the Original Shares. The Exchange Offer is intended to satisfy certain of our obligations under the registration rights agreement.

The registration rights agreement further provides that if we do not complete the Exchange Offer within a certain period of time or under certain other circumstances, we will be obligated to register the resale of the Original Shares. Affiliates of ours (within the meaning of Rule 405 of the Securities Act) may not participate in the Exchange Offer.

Representations upon Tender of Original Shares

To participate in the Exchange Offer, you must execute or agree to be bound by the letter of transmittal, through which you will represent to us, among other things, that:

•	any Exchange Shares received by you will be, and the Original Shares you are tendering in anticipation of receiving the Exchange Shares were, acquired in the ordinary course of business;

•

you do not have any arrangement or understanding with any person to participate in, are not engaged in, and do not intend to engage in, the distribution (within the meaning of the Securities Act) of the Exchange Shares in violation of the provisions of the Securities Act;

•	you are not an “affiliate” of ours, as defined in Rule 405 of the Securities Act;

•	you are not acting on behalf of any person who could not truthfully make the foregoing representations; and

•

if you are a broker-dealer, (i) you will receive Exchange Shares for your own account in exchange for Original Shares that were acquired as a result of market-making activities or other trading activities and (ii) you will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) meeting the requirements of the Securities Act in connection with any resale of those Exchange Shares to the extent required by applicable law or regulation or Securities and Exchange Commission pronouncement.

Resale of the Exchange Shares

Based on existing interpretations of the Securities and Exchange Commission staff with respect to similar transactions, we believe that the Exchange Shares issued pursuant to this exchange offer in exchange for Original Shares may be offered for resale, resold and otherwise transferred by holders thereof without compliance with the registration and prospectus delivery provisions of the Securities Act if:

•	such Exchange Shares are acquired in the ordinary course of the holder’s business;

•	such holder is not engaged in, has no arrangement with any person to participate in, and does not intend to engage in, any public distribution of the Exchange Shares;

•	such holder is not our “affiliate,” as defined in Rule 405 of the Securities Act; and

•

if such holder is a broker-dealer that receives Exchange Shares for its own account in exchange for Original Shares that were acquired as a result of market-making activities, that it will deliver a prospectus, as required by law, in any resale of such Exchange Shares.

Any holder who tenders in this Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Shares:

•	cannot rely on the position of the staff of the Securities and Exchange Commission set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

This prospectus, as it may be amended or supplemented from time to time, may be used for an offer to resell or other transfer of Exchange Shares only as specified in this prospectus. We have agreed to cause the Registration Statement of which this prospectus is a part to remain effective until the earlier of (A) 120 days after the closing of the Exchange Offer and (B) such time as all participating broker-dealers no longer own any Registrable Shares (as defined in the registration rights agreement). Only broker-dealers that acquired the Original Shares as a result of market-making activities or other trading activities may participate in this Exchange Offer. Each participating broker-dealer who receives Exchange Shares for its own account in exchange for Original Shares that were acquired by such broker-dealer as a result of market-making or other trading activities will be required to acknowledge that it will deliver a prospectus (or, to the extent permitted by law, make available a prospectus to purchasers) in connection with any resale by it of Exchange Shares to the extent required by applicable law or regulation or Securities and Exchange Commission pronouncement. The letter of transmittal that accompanies this prospectus states that by acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This Exchange Offer is not being made to, nor will we accept tenders for exchange from, holders of Original Shares in any jurisdiction in which the Exchange Offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Consequences of Failure to Exchange

Original Shares that are not tendered or that are tendered but not accepted by us will, following completion of the Exchange Offer, continue to be subject to the following restrictions on transfer:

•

holders may resell Original Shares only if an exemption from registration under the Securities Act and applicable state securities laws is available or, outside of the United States, to non-U.S. persons in accordance with the requirements of Regulation S under the Securities Act; and

•	The remaining Original Shares will bear a legend restricting transfer in the absence of registration or an exemption from registration.

Pursuant to the registration rights agreement, we have agreed, under certain circumstances, to register the resale of any Original Shares not tendered in exchange for Exchange Shares in the Exchange Offer. See “— Resale Registration Statement” below.

Based on interpretations of the Securities and Exchange Commission staff, Exchange Shares issued pursuant to this Exchange Offer may be offered for resale, resold or otherwise transferred by their holders (other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Shares in the ordinary course of business and the holders are not engaged in, have no arrangement with any person to participate in, and do not intend to engage in, any public distribution of the Exchange Shares to be acquired in this Exchange Offer. Any holder who tenders in this Exchange Offer and is engaged in, has an arrangement with any person to participate in, or intends to engage in, any public distribution of the Exchange Shares (i) may not rely on the applicable interpretations of the Securities and Exchange Commission and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange any and all Original Shares validly tendered and not properly withdrawn prior to 5:00 p.m., New York City time, on the Expiration Date. The Exchange Offer will remain open for at least 20 full business days (as required by Exchange Act Rule 14e-1(a)) and will expire at 5:00 p.m., New York City time, on November 18, 2010, or such later date and time to which we extend it. Holders may tender some or all of their Original Shares pursuant to the Exchange Offer. The date of acceptance for exchange of the Original Shares, and completion of the Exchange Offer, will be the exchange date, which will be the first business day following the Expiration Date (unless such period is extended as described in this prospectus). The Exchange Shares issued in connection with this Exchange Offer will be delivered promptly following the exchange date.

The form of the Exchange Shares will be substantially the same as the form of the Original Shares except that the Exchange Shares will have been registered under the Securities Act and will not bear legends restricting the transfer thereof.

As of the date of this prospectus, we have 6,106,161 shares of common stock outstanding, of which 3,333,833 common shares are owned by Diana Shipping. Diana Shipping is subject to a one-year lock up agreement with respect to its shares. We have agreed to register the resale of shares owned by Diana Shipping pursuant to the registration rights agreement following the expiration of the lock up period. This prospectus and the letter of transmittal are being sent to all registered holders of Original Shares other than our affiliates.

We intend to conduct this Exchange Offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the Securities and Exchange Commission. Original Shares that are not tendered for exchange in this Exchange Offer will remain outstanding.

We shall be deemed to have accepted validly tendered Original Shares when, as and if we have given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering holders for the purpose of receiving the Exchange Shares from us and delivering the Exchange Shares to the tendering holders.

Holders who tender Original Shares in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Original Shares pursuant to the Exchange Offer. We will pay all charges and expenses, other than certain applicable taxes in certain circumstances, in connection with the Exchange Offer. See “—Fees and Expenses.”

If any tendered Original Shares are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the Original Shares, without expense, to the tendering holder promptly after the Expiration Date.

Expiration Date; Extensions; Amendments; Termination

The term “expiration date” means 5:00 p.m., New York City time, on November 18, 2010, unless we, in our sole discretion, extend the Exchange Offer, in which case the term “Expiration Date” means the latest date and time to which we extend the Exchange Offer. To extend the Expiration Date, we will notify the Exchange Agent of any extension by written notice. We will notify holders of the Original Shares of any extension by press release or other public announcement.

We reserve the right to amend the terms of the Exchange Offer in any manner. In the event of any material change in the Exchange Offer, including the waiver of any material condition of the Exchange Offer, we will extend the offer period for at least five business days following notice of the material change. In addition, if we determine that any of the events set forth under “—Conditions of the Exchange Offer” has occurred, we also reserve the right, in our sole discretion, to:

•	delay acceptance of any Original Shares as may be permitted under Securities and Exchange Commission rules;

•

extend the Exchange Offer and retain all Original Shares tendered before the expiration date of the Exchange Offer, subject to the rights of the holders of tendered Original Shares to withdraw their tendered Original Shares;

•	terminate the Exchange Offer and refuse to accept any Original Shares; or

•	waive the termination event with respect to the Exchange Offer and accept all properly tendered Original Shares that have not been withdrawn.

If we do so, we will give written notice of this delay in acceptance, extension, termination or waiver to the Exchange Agent. If the amendment constitutes a material change to the Exchange Offer, we will promptly disclose such amendment by giving written notice to the holders of Original Shares, by press release or other public announcement.

Procedures for Tendering

To participate in the Exchange Offer, you must properly tender your Original Shares to the Exchange Agent as described below. We will only issue Exchange Shares in exchange for Original Shares that you timely and properly tender. Therefore, you should allow sufficient time to ensure timely delivery of the Original Shares, and you should follow carefully the instructions on how to tender your Original Shares. It is your responsibility to properly tender your Original Shares. We have the right to waive any defects in your tender. However, we are not required to waive any defects, and neither we nor the Exchange Agent is required to notify you of defects in your tender.

If you have any questions or need help in exchanging your Original Shares, please contact the Exchange Agent at the address or telephone number described below.

Except as stated below under “—Book-Entry Transfer,” to tender in the exchange offer:

•

if you do not hold your position through DTC, Euroclear or Clearstream, Luxembourg, you must, on or before the expiration date, deliver a duly completed letter of transmittal to the Exchange Agent at its address specified in the letter of transmittal, and certificates for your Original Shares must be received by the Exchange Agent along with the letter of transmittal;

•

if you hold your position through DTC, you must instruct DTC and a DTC participant by completing the form “Instructions with respect to the Offer to Exchange unregistered shares of Common Stock of Diana Containerships Inc. for registered shares of Diana Containerships Inc.” accompanying this prospectus of your intention whether or not you wish to tender your Original Shares for Exchange Shares, and you must in turn follow the procedures for book-entry transfer as set forth below under “— Book-Entry Transfer” and in the letter of transmittal; or

•

if you hold your position through Euroclear or Clearstream, Luxembourg, the form “Instructions with respect to the Offer to Exchange unregistered shares of Common Stock of Diana Containerships Inc. for registered shares of Diana Containerships Inc.” with respect to Original Shares held through Euroclear or Clearstream, Luxembourg must be completed by a direct accountholder in Euroclear or Clearstream, Luxembourg, and the Original Shares must be tendered in compliance with procedures established by Euroclear or Clearstream, Luxembourg.

If you intend to use the guaranteed delivery procedures, you must comply with the guaranteed delivery procedures described below.

Neither we nor the Exchange Agent will be responsible for the communication of tenders by holders to the accountholders in DTC, Euroclear or Clearstream, Luxembourg through which they hold Original Shares or by such accountholders to the Exchange Agent, DTC, Euroclear or Clearstream, Luxembourg.

Holders will not be responsible for the payment of any fees or commissions to the Exchange Agent for the Original Shares.

In no event should a holder submitting a tender for exchange send a letter of transmittal or Original Shares to any agent of ours other than the Exchange Agent, or to DTC, Euroclear or Clearstream, Luxembourg.

Holders may contact the Exchange Agent for assistance in filling out and delivering letters of transmittal and for additional copies of the Exchange Offer materials.

To be tendered effectively, a letter of transmittal or, as described below under “—Book-Entry Transfer,” an “agent’s message” and other required documents must be received by the Exchange Agent at its address set forth under “—Exchange Agent” below prior to the Expiration Date.

If you do not withdraw your tender before the Expiration Date, your tender will constitute an agreement between you and us in accordance with the terms and conditions in this prospectus and in the letter of transmittal.

The method of delivery of your Original Shares, the letter of transmittal and all other required documents to be delivered to the Exchange Agent is at your election and risk. Instead of delivery by mail, it is recommended that you use an overnight or hand delivery service. In all cases, you should allow sufficient time to ensure delivery to the Exchange Agent before the Expiration Date. No letter of transmittal or Original Shares should be sent to us. You may request your brokers, dealers, commercial banks, trust companies or nominees to effect these transactions on your behalf.

Procedure if the Original Shares Are Not Registered in Your Name

If your Original Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your Original Shares, then you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on behalf of a registered owner, you must, prior to completing and executing a letter of transmittal and delivering the registered owner’s Original Shares, either make appropriate arrangements to register ownership of the Original Shares in your name or obtain a properly completed power of attorney or other proper endorsement from the registered holder. We strongly urge you to act immediately since the transfer of registered ownership may take considerable time.

Signature Requirements and Signature Guarantees

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an “eligible guarantor institution” within the meaning of Rule 17Ad-15 under the Exchange Act, referred to as an “eligible institution,” that is a member of specified signature guarantee programs. Signatures on a letter of transmittal or a notice of withdrawal will not be required to be guaranteed if the Original Shares are tendered:

•	by a registered holder that has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If a letter of transmittal or any notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Evidence satisfactory to us of their authority to so act must be submitted with such letter of transmittal unless.

Book-Entry Transfer

We expect that the Exchange Agent will establish a new account or utilize an existing account promptly after the date of this prospectus with respect to the Original Shares at DTC for the purpose of facilitating the Exchange Offer. Any financial institution that is a participant in DTC’s system may make book-entry delivery of Original Shares by causing DTC, Euroclear or Clearstream, Luxembourg, as the case may be, to transfer such Original Shares into the Exchange Agent’s DTC account in accordance with DTC’s electronic Automated Tender Offer Program procedures for such transfer. The exchange of Exchange Shares for tendered Original Shares will only be made after timely:

•	confirmation of book-entry transfer of the Original Shares into the Exchange Agent’s account; and

•	receipt by the Exchange Agent of an executed and properly completed letter of transmittal or an “agent’s message” and all other required documents specified in the letter of transmittal.

The confirmation, letter of transmittal or agent’s message and any other required documents must be received at the Exchange Agent’s address listed below under “—Exchange Agent” on or before 5:00 p.m., New York City time, on the Expiration Date of the Exchange Offer or, if the guaranteed delivery procedures described below are complied with, within the time period provided under those procedures.

As indicated above, delivery of documents to any of DTC, Euroclear or Clearstream, Luxembourg in accordance with its procedures does not constitute delivery to the Exchange Agent.

The term “agent’s message” means a message, transmitted by DTC and received by the Exchange Agent and forming part of the confirmation of a book-entry transfer, which states that DTC has received an express acknowledgment from a participant in DTC tendering Original Shares stating:

•	the aggregate amount of Original Shares that have been tendered by the participant;

•	that such participant has received an appropriate letter of transmittal and agrees to be bound by the terms of the letter of transmittal and the terms of the Exchange Offer; and

•	that we may enforce such agreement against the participant.

Delivery of an agent’s message will also constitute an acknowledgment from the tendering DTC participant that the representations contained in the letter of transmittal are true and correct.

Guaranteed Delivery Procedures

If you wish to tender your Original Shares and the Original Shares are not immediately available, or time will not permit your Original Shares or other required documents to reach the Exchange Agent before the Expiration Date, or the procedure for book-entry transfer cannot be completed on a timely basis, a tender may be effected if:

•	the tender is made through an eligible institution;

•

before the Expiration Date, the Exchange Agent has received from such eligible institution a properly completed and duly executed letter of transmittal, or a facsimile thereof, and notice of guaranteed delivery substantially in the form provided by us, by facsimile transmission, mail or hand delivery; such notice of guaranteed delivery shall state your name and address and the amount of the Original Shares tendered, shall state that the tender is being made thereby and shall guarantee that, within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery, the certificates for all physically tendered Original Shares, in proper form for transfer, or a confirmation from DTC of book-entry transfer, the letter of transmittal, or a manually executed facsimile thereof, properly completed and duly executed, and any other documents required by the applicable letter of transmittal will be deposited by the eligible institution with the Exchange Agent; and

•

the certificates for all physically tendered Original Shares, in proper form for transfer, or a confirmation from DTC of book-entry transfer, the properly completed and duly executed letter of transmittal, or a manually executed facsimile thereof, and all other documents required by the applicable letter of transmittal are received by the Exchange Agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

Withdrawal Rights

You may withdraw your tender of Original Shares at any time prior to the Expiration Date.

For a withdrawal of tendered Original Shares to be effective, a written, or for a DTC participant, electronic, notice of withdrawal must be received by the Exchange Agent, at its address set forth in the section of this prospectus entitled “—Exchange Agent,” prior to the Expiration Date.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the Original Shares to be withdrawn;

•

identify the Original Shares to be withdrawn, including the certificate number or numbers shown on the particular certificates evidencing such shares (unless such shares were tendered by book-entry transfer), and

•

be signed by the holder of such Original Shares in the same manner as the original signature on the Letter of Transmittal by which such Original Shares were tendered (including any required signature guarantees), or be accompanied by (i) documents of transfer sufficient to have the transfer agent of the Company register the transfer of the Original Shares into the name of the person withdrawing such Original Shares, and (ii) a properly completed irrevocable proxy authorizing such person to effect such withdrawal on behalf of such holder. If the Original Shares to be withdrawn have been delivered or otherwise identified to the Exchange Agent, a signed notice of withdrawal is effective immediately upon written or facsimile notice of such withdrawal even if physical release is not yet effected.

All questions as to the validity, form and eligibility, including time of receipt, of such notices will be determined by us, and our determination shall be final and binding on all parties. Any Original Shares withdrawn will be considered not to have been validly tendered for exchange for the purposes of the Exchange Offer. Any

Original Shares that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost promptly after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn Original Shares may be re-tendered by following one of the procedures described above in “—Procedures for Tendering” at any time on or prior to the Expiration Date.

Transfer Taxes

If you tender Original Shares for exchange, you will not be obligated to pay any transfer taxes unless you instruct us to register your Exchange Shares in a different name or if a transfer tax is imposed for a reason other than the exchange of Original Shares pursuant to this Exchange Offer. If you request that your Original Shares not tendered or not accepted in the Exchange Offer be returned to a different person, you will be responsible for the payment of any applicable transfer tax.

Conditions of the Exchange Offer

Notwithstanding any other provisions of the Exchange Offer, we will not be required to accept for exchange, or to issue Exchange Shares in exchange for, any Original Shares and may terminate or amend the Exchange Offer, if at any time before the Expiration Date, that acceptance or issuance would violate applicable law or any interpretation of the staff of the Securities and Exchange Commission.

That condition is for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances giving rise to that condition. Our failure at any time to exercise the foregoing rights shall not be considered a waiver by us of that right. Our rights described in the prior paragraph are ongoing rights, which we may assert at any time and from time to time.

In addition, we will not accept for exchange any Original Shares tendered, and no Exchange Shares will be issued in exchange for any Original Shares, if at any time before the Expiration Date any stop order shall be threatened or in effect with respect to the registration statement to which this prospectus relates. In any of those events we are required to use every reasonable effort to obtain the withdrawal of any stop order as promptly as practicable.

Exchange Agent

We have appointed BNY Mellon Shareowner Services as Exchange Agent for the Exchange Offer. All executed letters of transmittal should be directed to the Exchange Agent at its address provided below.

By Mail:	By Hand or Overnight Courier:

BNY Mellon Shareowner Services Corporate Action Department PO Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Corporate Action Department 480 Washington Blvd., 27th Fl Jersey City, NJ 07310

Fees and Expenses

We will bear the expenses of soliciting tenders in the Exchange Offer. The principal solicitation for tenders in the Exchange Offer is being made by mail. Additional solicitations may be made by our officers and regular employees in person, by facsimile or by telephone.

We have not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or other persons soliciting acceptances of the Exchange Offer. We will, however, pay the Exchange Agent reasonable and customary fees for their services and reimburse them for their reasonable and documented out-of-pocket expenses in connection with these services. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable and documented out-of-pocket expenses they incur in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the Original Shares and in handling or forwarding tenders for exchange.

We will pay the expenses to be incurred in connection with the Exchange Offer, including fees and expenses of the Exchange Agent, printing, accounting and legal fees.

Registration Rights Agreement

We have entered into a registration rights agreement, dated April 6, 2010, with FBR Capital Markets & Co. and Diana Shipping Inc. The registration rights agreement covers the shares sold in the private offering, including shares purchased by Diana Shipping Inc., plus any additional shares of common stock issued in respect thereof whether by stock dividend, stock distribution, stock split, or otherwise. This exchange offer is intended to satisfy certain of our obligations under the registration rights agreement. Pursuant to the registration rights agreement, we have agreed to maintain the effectiveness of this exchange offer registration statement until the earlier of (a) 120 days after the closing of the Exchange Offer and (b) such time as all Participating Broker-Dealers (as defined in the agreement) no longer own any Registrable Shares (as defined in the agreement). We have further agreed to use our reasonable best efforts to complete the Exchange Offer not later than 60 days after the effective date of the Exchange Offer registration statement.

Resale Registration Statement

Under the registration rights agreement, in the event that (i) we determine that the Exchange Offer registration is not permitted or may not be completed as soon as practicable after the last Exchange Date (as defined therein) because it would violate any applicable law or applicable interpretations of the Staff of the Securities and Exchange Commission, or because the Exchange Shares received by holders are not or would not be, upon receipt, transferable by each such holder without need for further compliance with Section 5 of the Securities Act (except for the requirements to deliver a prospectus in connection with any resale by a Participating Broker-Dealer), (ii) the Exchange Offer is not for any other reason completed by December 1, 2010 or (iii) upon completion of the Exchange Offer any of the holders shall so request in connection with any offering or sale of the Registrable Shares (as defined therein), we have agreed to cause to be filed with the Securities and Exchange Commission as soon as practicable after such determination, date or request, as the case may be (but in no event later than the date that is 60 days after the date of the earlier of such determination, date or request), one resale Registration Statement on Form F-1 or such other form under the Securities Act then available to the Company providing for the resale of the outstanding Registrable Shares pursuant to Rule 415 from time to time by the holders. We have agreed to use our reasonable efforts to cause such resale registration statement to be declared effective by the Securities and Exchange Commission as soon as practicable after the initial filing thereof and to remain effective, subject to applicable black-out provisions, until the earlier of (A) such time as all Registrable Shares covered thereby have been sold in accordance with the intended distribution of such Registrable Shares, (B) there are no Registrable Shares outstanding or (C) the first anniversary of the effective date of such resale registration statement (subject to extension under certain circumstances) and the condition that the Registrable Shares have been transferred to an unrestricted CUSIP and are listed on the New York Stock Exchange or the Nasdaq Global Market, or on an alternative trading system with the Registrable Shares qualified under the applicable state securities or “blue sky” laws of all fifty (50) states); provided, however, that if we have an effective resale registration statement on Form F-1 (or other form then available to the Company) under the Securities Act and becomes eligible to use Form F-3 or such other short-form registration statement form under the Securities Act, we may, upon thirty (30) business days’ prior written notice to all holders, register any Registrable Shares registered but not yet distributed under the effective resale registration statement on such a short-form shelf registration statement and, once the short-form shelf registration statement is declared effective, withdraw the previous registration statement and, if permitted, transfer the filing fees from the previous registration statement (such transfer pursuant to Rule 429, if applicable) unless any holder registered under the initial resale registration statement notifies the Company within fifteen (15) business days of receipt of the Company notice that it intends to file a new registration statement that withdrawal of the initial resale registration statement would interfere with its distribution of Registrable Shares already in progress, in which case, the Company shall delay the effectiveness of the shelf registration statement and termination of the then-effective initial resale registration statement for a period of not less than thirty (30) days from the date that the Company receives the notice from such holders requesting a delay. Any shelf registration statement shall provide for the resale from time to time, subject to certain conditions, and pursuant to any method or combination of methods legally available (including, without limitation, an underwritten offering, a direct sale to purchasers or a sale through brokers or agents, which may include sales over the internet) by the holders of any and all Registrable Shares. We are not obligated to maintain the effectiveness of any shelf registration statement beyond the first anniversary of the effective date of the initial resale registration statement (subject to extension as provided in the agreement and the condition that the Registrable Shares have been transferred to an unrestricted CUSIP and are listed on the New York Stock Exchange or the Nasdaq Global Market, or on an alternative trading system with the Registrable Shares qualified under the applicable state securities or “blue sky” laws of all fifty (50) states).

In addition, under the registration rights agreement, we propose to file a registration statement on Form F-1 or such other form under the Securities Act providing for the initial public offering of shares of our common stock before the later of (A) April 6, 2011 and (B) the earlier of (i) the completion of the Exchange Offer or (ii) the effectiveness of a resale registration statement, then holders of the Registrable Shares have certain “piggy-back” registration rights.

The registration rights agreement is governed by, and shall be construed in accordance with, the laws of the State of New York. The summary herein of certain provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, which is attached as an exhibit to the registration statement on Form F-4.

Other

Participation in this Exchange Offer is voluntary, and you should carefully consider whether to participate. You are urged to consult your financial and tax advisors in making your own decision as to what action to take.

DESCRIPTION OF EXCHANGE SHARES

Exchange Shares are identical to Original Shares except that Exchange Shares include preferred stock purchase rights and are registered under the Securities Act and, therefore, will not bear legends restricting their transfer.

DESCRIPTION OF CAPITAL STOCK

The following is a description of the material terms of our amended and restated articles of incorporation and bylaws. Please see our amended and restated articles of incorporation and bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part.

Purpose

Our purpose, as stated in our amended and restated articles of incorporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the Business Corporations Act of the Marshall Islands (the “BCA”). Our amended and restated articles of incorporation and bylaws do not impose any limitations on the ownership rights of our shareholders.

Authorized Capitalization

Under our amended and restated articles of incorporation, our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, of which 6,106,161 shares are issued and outstanding, and 25.0 million shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding.

Common Stock

Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of shareholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of shares of common stock are entitled to receive ratably all dividends, if any, declared by our board of directors out of funds legally available for dividends. Upon our dissolution or liquidation or the sale of all or substantially all of our assets, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of our common stock will be entitled to receive pro rata our remaining assets available for distribution. Except as provided below, holders of common stock do not have conversion, exchange, redemption or preemptive rights to subscribe to any of our securities. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of any shares of preferred stock which we may issue in the future.

Preferred Stock

Our amended and restated articles of incorporation authorize our board of directors to establish one or more series of preferred stock and to determine, with respect to any series of preferred stock, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the preferences and relative, participating, option or other special rights, if any, and any qualifications, limitations or restrictions of such series; and

•	the voting rights, if any, of the holders of the series.

Preferred Stock Purchase Rights

We have entered into a stockholders rights agreement dated August 2, 2010, or the Stockholders Rights Agreement, with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of our common stock includes one right, which we refer to as a Right that entitles the holder to purchase from us a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.

The Rights may have anti-takeover effects. The Rights will cause substantial dilution to any person or group that attempts to acquire us without the approval of our board of directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempt to acquire us. Because our board of directors can approve a redemption of the Rights or a permitted offer, the Rights should not interfere with a merger or other business combination approved by our board of directors.

We have summarized the material terms and conditions of the Stockholders Rights Agreement and the related Rights below.

Detachment of the Rights

The Rights are attached to all certificates representing our currently outstanding common stock and will attach to all common stock certificates we issue prior to the Rights distribution date that we describe below. The Rights are not exercisable until after the Rights distribution date and will expire at the close of business on the tenth anniversary date of the adoption of the Rights plan, unless we redeem or exchange them earlier as we describe below. The Rights will separate from the common stock and a Rights distribution date would occur, subject to specified exceptions, on the earlier of the following two dates:

•	the 10th day after public announcement that a person or group has acquired ownership of 15% or more of the Company’s common stock or

•

the 10th business day (or such later date as determined by the Company’s board of directors) after a person or group announces a tender or exchange offer which would result in that person or group holding 15% or more of the Company’s common stock.

“Acquiring person” is generally defined in the Stockholders Rights Agreement as any person, together with all affiliates or associates, who beneficially owns 15% or more of the Company’s common stock. However, Diana Shipping Inc. is excluded from the definition of “acquiring person.” In addition, persons who beneficially own 15% or more of the Company’s common stock on the effective date of the Stockholders Rights Agreement are excluded from the definition of “acquiring person” until such time as they acquire additional shares in excess of 1% of the Company’s then outstanding common stock as specified in the Stockholders Rights Agreement for purposes of the Rights, and therefore until such time, their ownership cannot trigger the Rights. Specified “inadvertent” owners that would otherwise become an acquiring person, including those who would have this designation as a result of repurchases of common stock by us, will not become acquiring persons as a result of those transactions.

Our board of directors may defer the Rights distribution date in some circumstances, and some inadvertent acquisitions will not result in a person becoming an acquiring person if the person promptly divests itself of a sufficient number of shares of common stock.

Until the Rights distribution date:

•	our common stock certificates will evidence the Rights, and the Rights will be transferable only with those certificates; and

•	any new common stock will be issued with Rights and new certificates will contain a notation incorporating the Stockholders Rights Agreement by reference.

As soon as practicable after the Rights distribution date, the Rights Agent will mail certificates representing the Rights to holders of record of common stock at the close of business on that date. After the Rights distribution date, only separate Rights certificates will represent the Rights.

We will not issue Rights with any shares of common stock we issue after the Rights distribution date, except as our board of directors may otherwise determine.

Flip-In Event

A “flip-in event” will occur under the Stockholders Rights Agreement when a person becomes an acquiring person other than pursuant to certain kinds of permitted offers. An offer is permitted under the Stockholders Rights Agreement if a person will become an acquiring person pursuant to a merger or other acquisition agreement that has been approved by our board of directors prior to that person becoming an acquiring person.

If a flip-in event occurs and we have not previously redeemed the Rights as described under the heading “Redemption of Rights” below or, if the acquiring person acquires less than 50% of our outstanding common stock and we do not exchange the Rights as described under the heading “Exchange of Rights” below, each Right, other than any Right that has become void, as we describe below, will become exercisable at the time it is no longer redeemable for the number of shares of common stock, or, in some cases, cash, property or other of our securities, having a current market price equal to two times the exercise price of such Right.

When a flip-in event occurs, all Rights that then are, or in some circumstances that were, beneficially owned by or transferred to an acquiring person or specified related parties will become void in the circumstances the Stockholders Rights Agreement specifies.

Flip-Over Event

A “flip-over event” will occur under the Stockholders Rights Agreement when, at any time after a person has become an acquiring person:

•	we are acquired in a merger or other business combination transaction, other than specified mergers that follow a permitted offer of the type we describe above; or

•	50% or more of our assets or earning power is sold or transferred.

If a flip-over event occurs, each holder of a Right, other than any Right that has become void as we describe under the heading “Flip-In Event” above, will have the right to receive the number of shares of common stock of the acquiring company which has a current market price equal to two times the exercise price of such Right.

Antidilution

The number of outstanding Rights associated with our common stock is subject to adjustment for any stock split, stock dividend or subdivision, combination or reclassification of our common stock occurring prior to the Rights distribution date. With some exceptions, the Stockholders Rights Agreement will not require us to adjust the exercise price of the Rights until cumulative adjustments amount to at least 1% of the exercise price. It also will not require us to issue fractional shares of our preferred stock that are not integral multiples of one-thousandth of a share, and, instead we may make a cash adjustment based on the market price of the common stock on the last trading date prior to the date of exercise.

Redemption of Rights

At any time until the date on which the occurrence of a flip-in event is first publicly announced, we may order redemption of the Rights in whole, but not in part, at a redemption price of $0.01 per Right. The redemption price is subject to adjustment for any stock split, stock dividend or similar transaction occurring before the date of redemption. At our option, we may pay that redemption price in cash or shares of common stock. The Rights are not exercisable after a flip-in event if they are timely redeemed by us or until ten days following the first public announcement of a flip-in event. If our board of directors timely orders the redemption of the Rights, the Rights will terminate on the effectiveness of that action.

Exchange of Rights

We may, at our option, exchange the Rights (other than Rights owned by an acquiring person or an affiliate or an associate of an acquiring person, which have become void), in whole or in part. The exchange will be at an exchange ratio of one share of common stock per Right, subject to specified adjustments at any time after the occurrence of a flip-in event and prior to any person other than us or our existing stockholders becoming the beneficial owner of 50% or more of our outstanding common stock for the purposes of the Stockholders Rights Agreement.

Amendment of Terms of Rights

During the time the Rights are redeemable, we may amend any of the provisions of the Stockholders Rights Agreement, other than by decreasing the redemption price. Once the Rights cease to be redeemable, we generally may amend the provisions of the Stockholders Rights Agreement, other than to decrease the redemption price, only as follows:

•	to cure any ambiguity, defect or inconsistency;

•	to make changes that do not materially adversely affect the interests of holders of Rights, excluding the interests of any acquiring person; or

•

to shorten or lengthen any time period under the Stockholders Rights Agreement, except that we cannot lengthen the time period governing redemption or lengthen any time period that protects, enhances or clarifies the benefits of holders of Rights other than an acquiring person.

Pre-emptive Rights

Under our amended and restated articles of incorporation, our shareholders have the right, including Diana Shipping, to purchase, at the same price per share as new investors, such additional shares of our common stock in order to maintain their respective beneficial ownership percentages in the event we issue further equity, other than pursuant to the 2010 Equity Incentive Plan, prior to the completion of an initial public offering.

Directors

Our directors are elected by a plurality of the votes cast by shareholders entitled to vote. There is no provision for cumulative voting.

Our board of directors must consist of at least three members. Our amended and restated articles of incorporation provide that the board of directors may only change the number of directors by a vote of not less than two-thirds of the entire board. Directors are elected annually on a staggered basis, and each shall serve for a three year term and until his successor shall have been duly elected and qualified, except in the event of his death, resignation, removal, or the earlier termination of his term of office. Our board of directors has the authority to fix the amounts which shall be payable to the members of the board of directors for attendance at any meeting or for services rendered to us.

Shareholder Meetings

Under our amended and restated bylaws annual shareholder meetings will be held at a time and place selected by our board of directors. The meetings may be held in or outside of the Marshall Islands. Special meetings may be called for any purpose or purposes at any time by a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director. Our board of directors may set a record date between 15 and 60 days before the date of any meeting to determine the shareholders that will be eligible to receive notice and vote at the meeting. Shareholders of record holding at least one-third of the shares issued and outstanding and entitled to vote at such meetings, present in person or by proxy, will constitute a quorum at all meetings of shareholders.

Dissenters’ Rights of Appraisal and Payment

Under the BCA, our shareholders have the right to dissent from various corporate actions, including any merger or consolidation sale of all or substantially all of our assets not made in the usual course of our business, and receive payment of the fair value of their shares. In the event of any further amendment of our amended and restated articles of incorporation a shareholder also has the right to dissent and receive payment for his or her shares if the amendment alters certain rights in respect of those shares. The dissenting shareholder must follow the procedures set forth in the BCA to receive payment. In the event that we and any dissenting shareholder fail to agree on a price for the shares, the BCA procedures involve, among other things, the institution of proceedings in the high court of the Republic of the Marshall Islands or in any appropriate court in any jurisdiction in which the company’s shares are primarily traded on a local or national securities exchange.

Shareholders’ Derivative Actions

Under the BCA, any of our shareholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of common stock both at the time the derivative action is commenced and at the time of the transaction to which the action relates.

Limitations on Liability and Indemnification of Officers and Directors

The BCA authorizes corporations to limit or eliminate the personal liability of directors and officers to corporations and their shareholders for monetary damages for breaches of directors’ fiduciary duties.

Our amended and restated bylaws provide that certain individuals, including our directors and officers, are entitled to be indemnified by us to the extent authorized by the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. We shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, subject to certain conditions. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability and indemnification provisions in our amended and restated articles of incorporation and bylaws may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Anti-takeover Effect of Certain Provisions of our Amended and Restated Articles of Incorporation and Bylaws

Several provisions of our amended and restated articles of incorporation and bylaws may have anti-takeover effects. These provisions, which are summarized below, are intended to avoid costly takeover battles, lessen our vulnerability to a hostile change of control and enhance the ability of our board of directors to maximize shareholder value in connection with any unsolicited offer to acquire us. However, these anti-takeover provisions, which are summarized below, could also discourage, delay or prevent (1) the merger or acquisition of our company by means of a tender offer, a proxy contest or otherwise that a shareholder may consider in its best interest and (2) the removal of incumbent officers and directors.

Blank Check Preferred Stock

Under the terms of our amended and restated articles of incorporation, our board of directors has authority, without any further vote or action by our shareholders, to issue up to 25 million shares of blank check preferred stock. Our board of directors may issue shares of preferred stock on terms calculated to discourage, delay or prevent a change of control of our company or the removal of our management.

Classified Board of Directors

Our amended and restated articles of incorporation provide for the division of our board of directors into three classes of directors, with each class as nearly equal in number as possible, serving staggered, three-year terms. Approximately one-third of our board of directors will be elected each year. This classified board provision could discourage a third party from making a tender offer for our shares or attempting to obtain control of us. It could also delay shareholders who do not agree with the policies of our board of directors from removing a majority of our board of directors for two years.

Election and Removal of Directors

Our amended and restated articles of incorporation prohibit cumulative voting in the election of directors. Our amended and restated bylaws require parties other than the board of directors to give advance written notice of nominations for the election of directors. Our amended and restated articles of incorporation also provide that our directors may be removed only for cause and only upon the affirmative vote of two-thirds of the outstanding shares of our capital stock entitled to vote for those directors. These provisions may discourage, delay or prevent the removal of incumbent officers and directors.

Limited Actions by Shareholders

Under the BCA, our amended and restated articles of incorporation and bylaws any action required or permitted to be taken by our shareholders must be effected at an annual or special meeting of shareholders or by the unanimous written consent of our shareholders. Our amended and restated articles of incorporation and bylaws provide that, unless otherwise prescribed by law, only a majority of our board of directors, the chairman of our board of directors or an officer of the Company who is also a director may call special meetings of our shareholders, and the business transacted at the special meeting is limited to the purposes stated in the notice. Accordingly, a shareholder may be prevented from calling a special meeting for shareholder consideration of a proposal over the opposition of our board of directors and shareholder consideration of a proposal may be delayed until the next annual meeting.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Our amended and restated bylaws provide that shareholders seeking to nominate candidates for election as directors or to bring business before an annual meeting of shareholders must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice must be received at our principal executive offices not less than 150 days nor more than 180 days prior to the one-year anniversary of the preceding year’s annual meeting. Our amended and restated bylaws also specify requirements as to the form and content of a shareholder’s notice. These provisions may impede shareholders’ ability to bring matters before an annual meeting of shareholders or make nominations for directors at an annual meeting of shareholders.

Transfer Agent

The registrar and transfer agent for the common stock is BNY Mellon Shareowner Services.

REPUBLIC OF THE MARSHALL ISLANDS COMPANY CONSIDERATIONS

Our corporate affairs are governed by our amended and restated articles of incorporation and bylaws and by the BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. While the BCA also provides that it is to be interpreted according to the laws of the State of Delaware and other states with substantially similar legislative provisions, there have been few, if any, court cases interpreting the BCA in the Republic of The Marshall Islands and we cannot predict whether Marshall Islands courts would reach the same conclusions as courts in the United States. Thus, you may have more difficulty in protecting your interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a United States jurisdiction which has developed a substantial body of case law. The following table provides a comparison between the statutory provisions of the BCA and the Delaware General Corporation Law relating to shareholders’ rights.

Marshall Islands	Delaware
Shareholder Meetings

Held at a time and place as designated in the bylaws.	May be held at such time or place as designated in the certificate of incorporation or the bylaws, or if not so designated, as determined by the board of directors.

Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the articles of incorporation or by the bylaws.	Special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

May be held within or without the Marshall Islands.	May be held within or without Delaware.

Notice:	Notice:

Whenever shareholders are required to take any action at a meeting, written notice of the meeting shall be given which shall state the place, date and hour of the meeting and, unless it is an annual meeting, indicate that it is being issued by or at the direction of the person calling the meeting.

Whenever shareholders are required to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and hour of the meeting, and the means of remote communication, if any.

A copy of the notice of any meeting shall be given personally or sent by mail not less than 15 nor more than 60 days before the meeting.	Written notice shall be given not less than 10 nor more than 60 days before the meeting.

Shareholders’ Voting Rights

Any action required to be taken by a meeting of shareholders may be taken without meeting if consent is in writing and is signed by all the shareholders entitled to vote.	Any action required to be taken at a meeting of shareholders may be taken without a meeting if a consent for such action is in writing and is signed by shareholders having not fewer than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Any person authorized to vote may authorize another person or persons to act for him by proxy.	Any person authorized to vote may authorize another person or persons to act for him by proxy.

Marshall Islands	Delaware
Unless otherwise provided in the articles of incorporation, a majority of shares entitled to vote constitutes a quorum. In no event shall a quorum consist of fewer than one-third of the shares entitled to vote at a meeting.	For stock corporations, the certificate of incorporation or bylaws may specify the number of shares required to constitute a quorum but in no event shall a quorum consist of less than one-third of shares entitled to vote at a meeting. In the absence of such specifications, a majority of shares entitled to vote shall constitute a quorum.

When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.	When a quorum is once present to organize a meeting, it is not broken by the subsequent withdrawal of any shareholders.

The articles of incorporation may provide for cumulative voting in the election of directors.	The certificate of incorporation may provide for cumulative voting in the election of directors.

Any two or more domestic corporations may merge into a single corporation if approved by the board and if authorized by a majority vote of the holders of outstanding shares at a shareholder meeting.	Any two or more corporations existing under the laws of the state may merge into a single corporation pursuant to a board resolution and upon the majority vote by shareholders of each constituent corporation at an annual or special meeting.

Any sale, lease, exchange or other disposition of all or substantially all the assets of a corporation, if not made in the corporation’s usual or regular course of business, once approved by the board, shall be authorized by the affirmative vote of two-thirds of the shares of those entitled to vote at a shareholder meeting.	Every corporation may at any meeting of the board sell, lease or exchange all or substantially all of its property and assets as its board deems expedient and for the best interests of the corporation when so authorized by a resolution adopted by the holders of a majority of the outstanding stock of the corporation entitled to vote.

Any domestic corporation owning at least 90% of the outstanding shares of each class of another domestic corporation may merge such other corporation into itself without the authorization of the shareholders of any corporation.	Any corporation owning at least 90% of the outstanding shares of each class of another corporation may merge the other corporation into itself and assume all of its obligations without the vote or consent of shareholders; however, in case the parent corporation is not the surviving corporation, the proposed merger shall be approved by a majority of the outstanding stock of the parent corporation entitled to vote at a duly called shareholder meeting.

Any mortgage, pledge of or creation of a security interest in all or any part of the corporate property may be authorized without the vote or consent of the shareholders, unless otherwise provided for in the articles of incorporation.	Any mortgage or pledge of a corporation’s property and assets may be authorized without the vote or consent of shareholders, except to the extent that the certificate of incorporation otherwise provides.

Directors

The board of directors must consist of at least one member.	The board of directors must consist of at least one member.

The number of board members may be changed by an amendment to the bylaws, by the shareholders, or by action of the board under the specific provisions of a bylaw.	The number of board members shall be fixed by, or in a manner provided by, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number shall be made only by an amendment to the certificate of incorporation.

Marshall Islands	Delaware
If the board is authorized to change the number of directors, it can only do so by a majority of the entire board and so long as no decrease in the number shall shorten the term of any incumbent director.	If the number of directors is fixed by the certificate of incorporation, a change in the number shall be made only by an amendment of the certificate.

Removal:	Removal:

Any or all of the directors may be removed for cause by vote of the shareholders.	Any or all of the directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote unless the certificate of incorporation otherwise provides.

If the articles of incorporation or the bylaws so provide, any or all of the directors may be removed without cause by vote of the shareholders.	In the case of a classified board, shareholders may effect removal of any or all directors only for cause.

Dissenters’ Rights of Appraisal

Shareholders have a right to dissent from any plan of merger, consolidation or sale of all or substantially all assets not made in the usual course of business, and receive payment of the fair value of their shares.	Appraisal rights shall be available for the shares of any class or series of stock of a corporation in a merger or consolidation, subject to limited exceptions, such as a merger or consolidation of corporations listed on a national securities exchange in which listed stock is the offered consideration.

A holder of any adversely affected shares who does not vote on or consent in writing to an amendment to the articles of incorporation has the right to dissent and to receive payment for such shares if the amendment:

Alters or abolishes any preferential right of any outstanding shares having preference; or

Creates, alters, or abolishes any provision or right in respect to the redemption of any outstanding shares; or

Alters or abolishes any preemptive right of such holder to acquire shares or other securities; or

Excludes or limits the right of such holder to vote on any matter, except as such right may be limited by the voting rights given to new shares then being authorized of any existing or new class.

Shareholder’s Derivative Actions

An action may be brought in the right of a corporation to procure a judgment in its favor, by a holder of shares or of voting trust certificates or of a beneficial interest in such shares or certificates. It shall be made to appear that the plaintiff is such a holder at the time of bringing the action and that he was such a holder at the time of the transaction of which he complains, or that his shares or his interest therein devolved upon him by operation of law.	In any derivative suit instituted by a shareholder of a corporation, it shall be averred in the complaint that the plaintiff was a shareholder of the corporation at the time of the transaction of which he complains or that such shareholder’s stock thereafter devolved upon such shareholder by operation of law.

Marshall Islands	Delaware
A complaint shall set forth with particularity the efforts of the plaintiff to secure the initiation of such action by the board or the reasons for not making such effort.	Other requirements regarding derivative suits have been created by judicial decision, including that a shareholder may not bring a derivative suit unless he or she first demands that the corporation sue on its own behalf and that demand is refused (unless it is shown that such demand would have been futile).

Such action shall not be discontinued, compromised or settled, without the approval of the High Court of the Republic of The Marshall Islands.

Reasonable expenses including attorney’s fees may be awarded if the action is successful.

A corporation may require a plaintiff bringing a derivative suit to give security for reasonable expenses if the plaintiff owns less than 5% of any class of stock and the shares have a value of less than $50,000.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with an investment in our common stock by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts (“IRAs”) and other arrangements that are subject to Section 4975 of the United States Internal Revenue Code of 1986, as amended (the “Code”), or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment by a Plan in our common stock, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duties to the Plan, including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code. The acquisition and/or ownership of our common stock by an ERISA Plan with respect to which we are considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the United States Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 regarding transactions determined by independent qualified professional asset managers (“QPAMs”), PTCE 90-1 regarding insurance company pooled separate accounts, PTCE 91-38 regarding bank collective investment funds, PTCE 95-60 regarding life insurance company general accounts and PTCE 96-23 regarding transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Plan Assets

Under ERISA and the regulations promulgated thereunder (the “Plan Asset Regulation”), when an ERISA Plan acquires an equity interest in an entity that is neither a “publicly-offered security” nor a security issued by an investment company registered under the Investment Company Act, the ERISA Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity unless it is established that either (i) less than 25% of the total value of each class of equity interest in the entity is held by “benefit plan investors” as defined in Section 3(42) of ERISA (the “25% Test”) or (ii) the entity is an “operating company” as defined in the Plan Asset Regulation. It is not anticipated that we will register as an investment company under the Investment Company Act.

For purposes of the Plan Asset Regulation, a “publicly-offered security” is a security that is (a) “freely transferable”, (b) part of a class of securities that is “widely held,” and (c) (i) sold to the plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the class of securities to which such security is a part is registered under the Exchange Act within 120 days after the end of the fiscal year of the issuer during which the offering of such securities to the public has occurred, or (ii) is part of a class of securities that is registered under Section 12 of the Exchange Act. While our common stock will be offered to the public pursuant to an effective registration statement under the Securities Act, it has not yet been registered under the Exchange Act, and while we intend to effect a registration under the Exchange Act within 120 days after the end of our current fiscal year, no assurance can be given in this regard.

The Plan Asset Regulation provides that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial offering thereof as a result of events beyond the control of the issuer. Our common stock may be “widely held” within the meaning of the Plan Asset Regulation following the Exchange Offer and it is anticipated that our common stock will be “widely held” following the intended registration of our common stock under the Exchange Act, although no assurance can be given in this regard. The Plan Asset Regulation provides that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. It is anticipated that our common stock will be “freely transferable” within the meaning of the Plan Asset Regulation following the Exchange Offer, although no assurance can be given in this regard.

Because of the nature of our business, it is anticipated that we will qualify as an “operating company” within the meaning of the Plan Asset Regulation, although no assurance can be given in this regard. Furthermore, no assurance can be given that less than 25% or more of the value of any class of our equity interests will be held by “benefit plan investors” within the meaning of the Plan Asset Regulation.

Plan Asset Consequences

If our assets were deemed to be “plan assets” under ERISA, this would result, among other things, in (i) the application of the prudence and other fiduciary responsibility standards of ERISA to investments made by us and (ii) the possibility that certain transactions in which we might seek to engage could constitute “prohibited transactions” under ERISA and the Code. If a prohibited transaction occurs for which no exemption is available, any fiduciary that has engaged in the prohibited transaction could be required to restore to the ERISA Plan any losses suffered by the ERISA Plan as a result of the investment. In addition, each disqualified person (within the meaning of Section 4975 of the Code) involved could be subject to an excise tax equal to 15% of the amount involved in the prohibited transaction for each year the transaction continues and, unless the transaction is corrected within statutorily required periods, to a tax of 100%. ERISA Plan fiduciaries who decide to invest in our common stock could, under certain circumstances, be liable for prohibited transactions or other violations as a result of their investment in our common stock. With respect to an IRA that invests in our common stock, the occurrence of a prohibited transaction involving the individual who established the IRA, or his or her beneficiaries, would cause the IRA to lose its tax-exempt status.

Each purchaser and subsequent transferee of our common stock will be deemed, by its acquisition of our common stock, to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire and hold the common stock constitutes assets of any Plan or (ii) the purchase and holding of the common stock by such purchaser or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Each Plan fiduciary should consult with its legal advisor concerning the considerations discussed above before making an investment in our common stock. As indicated above, Similar Laws governing the investment and management of the assets of governmental or non-U.S. plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code. Accordingly, fiduciaries of such governmental or non-U.S. plans, in consultation with their advisors, should consider the impact of their respective laws and regulations on an investment in our common stock and the considerations discussed above, if applicable.

TAXATION

The following is a discussion of the material Marshall Islands and U.S. federal income tax considerations relevant to an investment decision by a U.S. Holder and a Non-U.S. Holder, each as defined below, with respect to the common stock and the Exchange Offer. This discussion does not purport to deal with the tax consequences of owning common stock or participation in the Exchange Offer to all categories of investors, some of which, such as dealers in securities, U.S. Holders whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of the Company’s common stock, may be subject to special rules. This discussion deals only with holders who exchange their unregistered common stock for registered common stock in connection with this exchange offer and hold the common stock as a capital asset. You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under U.S. federal, state, local or foreign law of the ownership of common stock.

Marshall Islands Tax Considerations

In the opinion of Seward & Kissel LLP, the following are the material Marshall Islands tax consequences of the Company’s activities to the Company and its shareholders of the common stock. The Company is incorporated in the Marshall Islands. Under current Marshall Islands law, the Company is not subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments of dividends by the Company to its shareholders.

United States Federal Income Tax Considerations

In the opinion of Seward & Kissel LLP, the Company’s U.S. counsel, the following are the material U.S. federal income tax consequences to the Company of its activities and to U.S. Holders and Non-U.S Holders, each as defined below, of the common stock. The following discussion of U.S. federal income tax matters is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Department of the Treasury, all of which are subject to change, possibly with retroactive effect.

Taxation of Operating Income: In General

The following discussion addresses the U.S. federal income taxation of our operating income if we are engaged in the international operation of vessels.

Unless exempt from U.S. federal income taxation under the rules discussed below, a foreign corporation is subject to U.S. federal income taxation in respect of any income that is derived from the use of vessels, from the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, from the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing arrangements or other joint venture it directly or indirectly owns or participates in that generates such income, or from the performance of services directly related to those uses, which we refer to as “shipping income,” to the extent that the shipping income is derived from sources within the United States. For these purposes, 50% of shipping income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States constitutes income from sources within the United States, which we refer to as “U.S.-source shipping income.”

Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% from sources within the United States. We are not permitted by law to engage in transportation that produces income which is considered to be 100% from sources within the United States.

Shipping income attributable to transportation exclusively between non-U.S. ports will be considered to be 100% derived from sources outside the United States. Shipping income derived from sources outside the United States will not be subject to any U.S. federal income tax.

In the absence of exemption from tax under Section 883 of the Code, we anticipate that our gross U.S.-source shipping income would be subject to a 4% tax imposed without allowance for deductions as described below.

Exemption of Operating Income from U.S. Federal Income Taxation

Under Section 883 of the Code, we will be exempt from U.S. federal income taxation on our U.S.-source shipping income if:

•	we are organized in a foreign country that grants an “equivalent exemption” to corporations organized in the United States (“United States corporations”); and

•	either:

•	more than 50% of the value of our common stock is owned, directly or indirectly, by “qualified shareholders,” as described in more detail below, which we refer to as the “50% Ownership Test,” or

•

our common stock is “primarily and regularly traded on an established securities market” in a country that grants an “equivalent exemption” to United States corporations or in the United States, which we refer to as the “Publicly-Traded Test.”

The Marshall Islands, the jurisdiction where we are incorporated, grant an “equivalent exemption” to United States corporations. We anticipate that any of our shipholding subsidiaries will be incorporated in a jurisdiction that provides an “equivalent exemption” to United States corporations. Therefore, we will be exempt from U.S. federal income taxation with respect to our U.S.-source shipping income if either the 50% Ownership Test or the Publicly-Traded Test is met.

In order for us to satisfy the 50% Ownership Test, more than 50% of the value of our common stock would have to be owned, directly or indirectly, by one or more “qualified shareholders.” Qualified shareholders include (i) individuals who are “residents” of a “qualified foreign country,” which is a foreign country that grants an “equivalent exemption” from taxation of shipping income to United States corporations, (ii) certain publicly-traded corporations organized in a qualified foreign country, (iii) the government of a qualified foreign country and (iv) certain charitable organizations organized in a qualified foreign country.

In addition, we would have to substantiate our ownership by such “qualified shareholders” by obtaining ownership statements from each such qualified shareholder and each intermediary entity between ourselves and such qualified shareholder in the chain of ownership. Such statements would be required to be signed under penalties of perjury and meet certain other requirements specified under applicable Treasury Regulations. These substantiation requirements are onerous and we may be unable to satisfy them. As a result, it may be difficult for us to satisfy the 50% Ownership Test.

Immediately after the Exchange Offer, we do not expect to satisfy the Publicly-Traded Test because, as discussed in more detail below, we do not anticipate that our common stock will be traded on an established securities market. However, after the filing of a registration statement with the Securities and Exchange Commission, our common stock may come to be traded on an established securities market.

The regulations under Section 883 provide, in pertinent part, that shares of a foreign corporation will be considered to be “primarily traded” on an established securities market in a country if the number of shares of each class of shares that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country.

The regulations define an “established securities market” to include a national securities exchange that is registered under section 6 of the Securities Act of 1934, a “United States over-the-counter market,” and certain foreign securities exchanges. We do not believe that the FBR PLUSTM System qualifies as an “established securities market” for this purpose. Therefore, prior to the filing of a registration statement with the Securities and Exchange Commission, we will not satisfy the Publicly-Traded Test for any taxable year during which our stock is solely traded on the FBR PLUSTM System for more than half the days of the taxable year.

Under the regulations, stock of a foreign corporation will be considered to be “regularly traded” on an established securities market if one or more classes of stock representing more than 50% of the outstanding stock, by both total combined voting power of all classes of shares entitled to vote and total value, are listed on such market, to which we refer as the “listing threshold.”

It is further required that with respect to each class of shares relied upon to meet the listing threshold, (i) such class of shares is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or one-sixth of the days in a short taxable year; and (ii) the aggregate number of shares of such class of shares traded on such market during the taxable year is at least 10% of the average number of shares of such class of shares outstanding during such year or as appropriately adjusted in the case of a short taxable year. Even if these tests are not satisfied, the regulations provide that such trading frequency and trading volume tests will be deemed satisfied if such class of shares is traded on an established securities market in the United States and such shares are regularly quoted by dealers making a market in such shares.

Notwithstanding the foregoing, the regulations provide, in pertinent part, that a class of shares will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified share attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the vote and value of such class of outstanding shares, to which we refer as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who actually or constructively own 5% or more of the vote and value of our common stock, or “5% Shareholders,” the regulations permit us to rely on those persons that are identified on Schedule 13G and Schedule 13D filings with the Securities and Exchange Commission, as owning 5% or more of our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Shareholder for such purposes.

In the event the 5 Percent Override Rule is triggered, the regulations provide that the 5 Percent Override Rule will nevertheless not apply if we can establish that within the group of 5% Shareholders, there are sufficient qualified shareholders for purposes of Section 883 to preclude non-qualified shareholders in such group from owning 50% or more of our common stock for more than half the number of days during the taxable year.

As noted above, both before and immediately after the Exchange Offer, in the opinion of Seward & Kissel LLP, we will not satisfy the Publicly-Traded Test since our common stock will not be traded on an established securities market. However, after the filing of a registration statement with the Securities and Exchange Commission, our common stock may come to be traded on an established securities market in the United States. We can provide no assurance whether, even after our common stock comes to be publicly traded, we will be able to satisfy the Publicly-Traded Test.

Taxation In Absence of Exemption

To the extent the benefits of Section 883 of the Code are unavailable, our U.S.-source shipping income, to the extent not considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, would be subject to a 4% tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Since under the sourcing rules described above, no more than 50% of our shipping income would be treated as being derived from U.S. sources, the maximum effective rate of U.S. federal income tax on our shipping income would never exceed 2% under the 4% gross basis tax regime.

To the extent the benefits of the Section 883 of the Code exemption are unavailable and our U.S.-source shipping income is considered to be “effectively connected” with the conduct of a U.S. trade or business, as described below, any such “effectively connected” U.S.-source shipping income, net of applicable deductions, would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%. In addition, we may be subject to an additional 30% “branch profits” tax on earnings effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of our U.S. trade or business.

Our U.S.-source shipping income would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we have, or are considered to have, a fixed place of business in the United States involved in the earning of shipping income; and

•

substantially all of our U.S.-source shipping income is attributable to regularly scheduled transportation, such as the operation of a vessel that follows a published schedule with repeated sailings at regular intervals between the same points for voyages that begin or end in the United States (or, in the case of income from the bareboat chartering of a vessel, is attributable to a fixed place of business in the United States).

We do not anticipate that we will have any vessel operating to the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and other activities, we do not anticipate that any of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

United States Federal Income Taxation of Gain on Sale of Vessels

Regardless of whether we qualify for exemption under Section 883 of the Code, we will not be subject to U.S. federal income taxation with respect to gain realized on a sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by us will be considered to occur outside of the United States.

United States Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of common stock that is an individual United States citizen or resident, a United States corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership holds the common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding the common stock, you are encouraged to consult your tax advisor.

Taxation of the Exchange of Original Shares for Exchange Shares Pursuant to the Exchange Offer

A U.S. Holder who exchanges Original Shares for Exchange Shares pursuant to the Exchange Offer will not recognize gain or loss for U.S. federal income tax purposes. The U.S. Holder’s holding period for U.S. federal income tax purposes in the Exchange Shares received in the Exchange Offer will include the U.S. Holder’s holding period of the Original Shares. The U.S. Holder’s tax basis in the Exchange Shares received in the exchange offer will be equal to the U.S. Holder’s tax basis in the Original Shares.

Distributions

Subject to the discussion of the passive foreign investment company (“PFIC”) rules below, distributions made by us with respect to our common stock (other than certain pro-rata distributions of our common stock) to a U.S. Holder will generally constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because we are not a United States corporation, U.S. Holders that are corporations will not be entitled to claim a dividends-received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock will generally be treated as income from sources outside the United States and will generally constitute “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate, which we refer to as a U.S. Individual Holder, will generally be treated as “qualified dividend income” that is taxable to such U.S. Individual Holders at preferential tax rates (through taxable years beginning on or before December 31, 2010) provided that (1) the common stock is readily tradable on an established securities market in the United States (which we do not expect to initially be the case); (2) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (as discussed below); (3) the U.S. Individual Holder has held the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (4) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property.

Until our common stock becomes publicly traded on an established securities market in the United States, we do not expect that any of our dividends will qualify for this preferential tax rate. Any dividends paid by us which are not eligible for these preferential rates will be taxed as ordinary dividend income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend,” generally, a dividend paid by us in an amount which is equal to or in excess of ten percent of a U.S. Holder’s adjusted tax basis (or fair market value in certain circumstances) in a share of our common stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or other Disposition of Common Stock

Subject to the discussion of the PFIC rules below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. A U.S. Holder’s tax basis in the common stock generally will equal the U.S. Holder’s acquisition cost less any prior return of capital. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition and will generally be treated as U.S.-source income or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

PFIC Status and Significant Tax Consequences

Special U.S. federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which such U.S. Holder held our common stock, either:

•

at least 75% of our gross income for such taxable year consists of passive income (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business), which we refer to as the income test; or

•	at least 50% of the average value of our assets during such taxable year produce, or are held for the production of, passive income, which we refer to as the asset test.

For purposes of determining whether we are a PFIC, cash will be treated as an asset which is held for the production of passive income. In addition, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income earned, or deemed earned, by us in connection with the performance of services would not constitute passive income. By contrast, rental income would generally constitute “passive income” unless we were treated under specific rules as deriving our rental income in the active conduct of a trade or business.

Because we have no current active business, we believe that it is likely that we will satisfy the asset test or the income test for our initial taxable year. However, the PFIC rules contain an exception pursuant to which a foreign corporation will not be treated as a PFIC during its “start-up year.” Under this exception, a foreign corporation will not be treated as a PFIC for the first taxable year the corporation has gross income (the “start-up year”) if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of these years. We may be able to rely upon the start-up year exception to avoid being treated as a PFIC for our initial taxable year. However, there is no assurance that we will be able to do so. For example, we may still satisfy either the income test or the asset test for a subsequent taxable year depending on the timing of the acquisition of vessels or other active assets during such taxable year. In addition, any assets which we acquire may be treated as a predecessor corporation of us for purposes of the start-up year exception. If this predecessor corporation has previously been a PFIC, then we would not qualify for the “start-up year” exception.

After our acquisition of vessels, our status as a PFIC will depend upon the operations of those vessels. Therefore, we can give no assurances as to whether we will be a PFIC with respect to any taxable year. In making the determination as to whether we are a PFIC, we intend to treat the gross income we derive or are deemed to derive from the time chartering and voyage chartering activities of us or any of our wholly owned subsidiaries as services income, rather than rental income. Correspondingly, in the opinion of Seward & Kissel LLP, such income should not constitute passive income, and the assets that we or our wholly owned subsidiaries own and operate in connection with the production of such income, should not constitute passive assets for purposes of determining whether we are a PFIC. There is substantial legal authority supporting this position consisting of case law and IRS pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. In the absence of any legal authority specifically relating to the statutory provisions governing PFICs, the IRS or a court could disagree with the opinion of Seward & Kissel LLP. On the other hand, any income we derive from bareboat chartering activities will likely be treated as passive income for purposes of the income test. Likewise, any assets utilized in the performance of bareboat chartering activities will likely be treated as generating passive income for purposes of the asset test.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which election we refer to as a “QEF election.” For taxable years beginning on or after March 18, 2010, a U.S. Holder of shares in a PFIC will be required to file an annual information return containing information regarding the PFIC as required by applicable Treasury Regulations. For so long as our common stock is traded on the FBR PLUSTM System, a U.S. Holder will not be able to make a “mark-to-market” election with respect to our common stock.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election, which U.S. Holder we refer to as an “Electing Holder,” the Electing Holder must report each year for U.S. federal income tax purposes his pro rata share of our ordinary earnings and our net capital gain, if any, for our taxable year that ends with or within the taxable year of the Electing Holder, regardless of whether or not distributions were received from us by the Electing Holder. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that had been previously taxed will result in a corresponding reduction in the adjusted tax basis in the common stock and will not be taxed again once distributed. An Electing Holder would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder would make a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with his U.S. federal income tax return. After the end of each taxable year, we will determine whether we were a PFIC for such taxable year. If we determine or otherwise become aware that we are a PFIC for any taxable year, we will provide each U.S. Holder with all necessary information (including a PFIC annual information statement) in order to allow such holder to make a QEF election for such taxable year.

Taxation of U.S. Holders Not Making a Timely QEF Election. Finally, if we were to be treated as a PFIC for any taxable year, a U.S. Holder who has not timely made a QEF election for the first taxable year in which it holds our common stock and during which we are treated as PFIC, whom we refer to as a “Non-Electing Holder,” would be subject to special rules with respect to (1) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably to each day over the Non-Electing Holders’ aggregate holding period for the common stock;

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxed as ordinary income; and

•

the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These adverse tax consequence would not apply to a pension or profit sharing trust or other tax-exempt organization that did not borrow funds or otherwise utilize leverage in connection with its acquisition of our common stock. In addition, if a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such common stock.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership or entity treated as a partnership for U.S. Federal income tax purposes) that is not a U.S. Holder is referred to herein as a “Non-U.S. Holder.”

Taxation of the Exchange of Original Shares for Exchange Shares Pursuant to the Exchange Offer

A Non-U.S. Holder who exchanges Original Shares for Exchange Shares pursuant to the Exchange Offer will not recognize gain or loss for U.S. federal income tax purposes.

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on dividends received from us with respect to our common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain U.S. income tax treaties with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States.

Sale, Exchange or Other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. In general, if the Non-U.S. Holder is entitled to the benefits of certain income tax treaties with respect to that gain, that gain is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States; or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-U.S. Holder is engaged in a United States trade or business for U.S. federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock that is effectively connected with the conduct of that trade or business will generally be subject to regular U.S. federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if you are a corporate Non-U.S. Holder, your earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of 30%, or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to you will be subject to information reporting requirements. Such payments will also be subject to backup withholding tax if you are a non-corporate U.S. Holder and you:

•	fail to provide an accurate taxpayer identification number;

•	are notified by the IRS that you have failed to report all interest or dividends required to be shown on your U.S. federal income tax returns; or

•	in certain circumstances, fail to comply with applicable certification requirements.

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.

If you sell your common stock through a United States office or broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless you certify that you are a non-U.S. person, under penalties of perjury, or you otherwise establish an exemption. If you sell your common stock through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States then information reporting and backup withholding generally will not apply to that payment. However, U.S. information reporting requirements, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made to you outside the United States, if you sell your common stock through a non-U.S. office of a broker that is a U.S. person or has certain other contacts with the United States.

Backup withholding is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed your U.S. federal income tax liability by timely filing a refund claim with the IRS.

DIVIDEND POLICY

We currently do not intend to pay dividends to our shareholders. Our board of directors from time to time will re-evaluate our dividend policy in light of various factors including, among others, available distributable cash from operating revenue, present vessel acquisition opportunities and vessel prices, current charter rates, market trends and restrictions contained in any loan agreements. Marshall Islands law generally prohibits the payment of dividends other than from surplus or when a company is insolvent or if the payment of the dividend would render the company insolvent.

In connection with its review of our dividend policy from time to time, our Board of Directors will consider the distribution of up to the full amount of the Company’s free cash flow, as determined by our Board of Directors in its discretion, at such time as market conditions improve significantly and the net proceeds of the private offering have been invested in a Permitted Purpose, as defined in the section of this prospectus entitled “Use of Proceeds.”

Please see the section of this prospectus entitled “Taxation—Tax Considerations—United States Federal Income Taxation of U.S. Holders” for additional information relating to the tax treatment of our dividend payments, if any.

PLAN OF DISTRIBUTION

The following requirements apply only to broker-dealers. If you are not a broker-dealer as defined in Section 3(a)(4) and Section 3(a)(5) of the Exchange Act, these requirements do not affect you.

Each broker-dealer that receives Exchange Shares for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Shares. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Shares received in exchange for Original Shares where such Original Shares were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will amend or supplement this prospectus, if requested by any broker-dealer for use in connection with any resale of Exchange Shares received in exchange for Original Shares.

We will not receive any proceeds from any sale of Exchange Shares by broker-dealers.

Exchange Shares received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Shares or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any Exchange Shares.

Any broker-dealer that resells Exchange Shares that were received by it for its own account in the Exchange Offer and any broker or dealer that participates in a distribution of those Exchange Shares may be deemed to be an “underwriter” within the meaning of the Securities Act. Any profit on any resale of Exchange Shares and any commissions or concessions received by any of those persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of up to 120 days from the last date on which Original Shares are accepted for exchange, we will promptly send additional copies of this prospectus and any amendment or supplement to the prospectus to any broker-dealer that requests those documents. We have agreed to pay all expenses incident to the Exchange Offer, other than commissions or concessions of any brokers or dealers.

LEGAL MATTERS

The validity of the Exchange Shares offered hereby and other matters relating to Marshall Islands and United States law will be passed upon for us by Seward & Kissel LLP, One Battery Park Plaza, New York, New York 10004.

EXPERTS

The balance sheet of Diana Containerships Inc. as of January 7, 2010 included in the Registration Statement of which this prospectus is a part has been audited by Ernst & Young (Hellas) Certified Auditors Accountants S.A., Athens, Greece, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The sections in this prospectus titled “Prospectus Summary—Industry Trends” and “The International Containership Industry” have been reviewed by Drewry Shipping Consultants Ltd. which has confirmed to us that such sections accurately describe the international containership market, subject to the availability and reliability of the data supporting the statistical information presented in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form F-4 under the Securities Act with respect to the Exchange Shares offered hereby. For the purposes of this section, the term registration statement means the original registration statement and any and all amendments including the schedules and exhibits to the original registration statement or any amendment. This prospectus does not contain all of the information set forth in the registration statement we filed. Each statement made in this prospectus concerning a document filed as an exhibit to the registration statement is qualified by reference to that exhibit for a complete statement of its provisions. The registration statement, including its exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) Securities and Exchange Commission-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Securities and Exchange Commission at its principal office in Washington, D.C. 20549. The Securities and Exchange Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission.

Information Provided by the Company

We will furnish holders of our common shares with annual reports containing audited financial statements and a report by our independent registered public accounting firm. The audited financial statements will be prepared in accordance with U.S. generally accepted accounting principles. As a “foreign private issuer,” we are exempt from the rules under the Securities Exchange Act prescribing the furnishing and content of proxy statements to shareholders. While we furnish proxy statements to shareholders in accordance with the rules of any stock exchange on which our common shares may be listed in the future, those proxy statements will not conform to Schedule 14A of the proxy rules promulgated under the Securities Exchange Act. In addition, as a “foreign private issuer,” our officers and directors are exempt from the rules under the Securities Exchange Act relating to short swing profit reporting and liability.

Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

DIANA CONTAINERSHIPS INC.

*	These financial statements as of January 7, 2010 (date of incorporation) do not include statements of operations, cash flows and statement of changes in shareholder’s equity as the Company had not commenced operations. Refer to Note 1 to the accompanying notes to the Opening Balance sheet.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of DIANA CONTAINERSHIPS INC.

We have audited the accompanying balance sheet of Diana Containerships Inc. as of January 7, 2010. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Diana Containerships Inc. at January 7, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young (Hellas) Certified Auditors Accountants S.A.

Athens, Greece

January 13, 2010

(except for Notes 4 (a) through 4(e), as to which the date is May 6, 2010; Note 4(f), as to which the date is June 28, 2010; Note 4(h), as to which the date is August 2, 2010; and Notes 4(g) and 4(i), as to which the date is September 7, 2010)

Diana Containerships Inc.

(a development stage enterprise)

Balance Sheet January 7, 2010 (inception date)

(Expressed in U.S. Dollars)

ASSETS
Cash	$500

Total assets	$500

SHAREHOLDER’S EQUITY:
Common shares, $0.01 par value; 500 shares authorized, issued and outstanding.	$5
Additional paid-in capital	495

Total shareholder’s equity	$500

The accompanying notes are an integral part of this balance sheet.

Diana Containerships Inc.

(a development stage enterprise)

Notes to Balance Sheet January 7, 2010 (inception date)

(Expressed in United States Dollars)

1. General Information:

Diana Containerships Inc. (the “Company”), a development stage enterprise, was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act and until the date of its initial funding by its sole stockholder as discussed in Note 3 had no activities. The Company plans to engage in the seaborne transportation industry, initially, through the ownership and operation of containerships. The Company has not commenced operations, and therefore other than the capital contribution of $500 made by Diana Shipping Inc. has no assets and liabilities and has not generated any revenues from its planned principal operations since inception and, accordingly, is considered to be in the development stage as defined in Statement of Financial Accounting Standards Codification 915 “Development Stage Companies”. The Company’s expected fiscal year end will be on December 31.

2. Significant Accounting Policies:

The accompanying balance sheet has been prepared in accordance with U.S. generally accepted accounting principles. As the Company has not commenced its planned principal operations, significant accounting policies have not been selected as of the balance sheet date, except for:

Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits and certificates of deposit with an original maturity of three months or less to be cash equivalents.

3. Common Shares:

The Company’s authorized share capital consists of 500 common shares, par value $0.01 per share. On January 7, 2010, the Company issued 500 common shares at their par value to one shareholder.

4. Subsequent Events:

(a)	On April 6, 2010, the Company sold 5,892,330 shares of common stock in a private offering pursuant to Rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended (the “Offering”), of which 3,333,333 common shares were acquired by Diana Shipping Inc., a related party and controlling shareholder of the Company. The net proceeds of the private offering amounted to $85,280,896 of which $50,000,000 were invested by Diana Shipping Inc.

(b)	Effective upon the closing of the private offering discussed under (a) above, the Company’s Articles of Incorporation and By-laws were amended and restated and its authorized share capital increased to 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

(c)	In March 2010, the Company entered into Consultancy Agreements with companies controlled by its executive officers for the services to be provided by them, with an effective date of January 7, 2010. The aggregate annual consulting fee for the executive officers is $1,040,000 and will increase to $1,300,000 following the completion of an initial public offering.

(d)	On April 6, 2010, the Company adopted an equity incentive plan and reserved a total of 392,198 common shares for issuance thereunder, of which 213,331 common shares of restricted stock with a grant date fair value of $3,199,965 were issued to the Company’s executive officers, subject to applicable vesting as follows: (i) 25% vested on May 6, 2010; and (ii) the remaining shares vest ratably over three years by one-third each year.

Diana Containerships Inc.

(a development stage enterprise)

Notes to Balance Sheet January 7, 2010 (inception date)—(Continued)

(Expressed in United States Dollars)

(e)	On April 6, 2010, the Company entered into an Administrative Services Agreement with Diana Shipping Services S.A. for a monthly fee of $10,000 and intends to enter into a Vessel Management Agreement with Diana Shipping Services S.A. for any vessel the Company agrees to acquire. The Company will pay a commission of 1% of the gross charterhire and freight earned by the vessel and a technical management fee of $15,000 per vessel per month for employed vessels and $20,000 per vessel per month for laid-up vessels.

(f)	On June 1, 2010, the Company terminated the Consultancy Agreements it had entered into with companies controlled by its executives and the services that were previously provided to the Company by the consultants are provided by DSS under the Administrative Services Agreement. DSS has appointed Diana Enterprises Inc., a related party controlled by the Company’s Chief Executive Officer and Chairman, Mr. Symeon Palios, as broker to assist it in providing services to the Company for the same amount ($1,040,000 per year to increase to $1,300,000 following the completion of an initial public offering).

(g)	On June 8, 2010, the Company, through its newly established wholly owned subsidiaries Likiep Shipping Company Inc., and Orangina Inc., entered into two Memoranda of Agreement for the purchase of two newbuilding containership vessels, Hull 558 (named Sagitta) and Hull 559 (named Centaurus) from a third-party seller, each with a carrying capacity of approximately 3,400 TEU, for a purchase price of Euro 37,300,000 per ship (or $44.5 million based on the Euro/Dollar exchange rate on June 8, 2010). On the same date the newly established subsidiaries entered into Vessel Management Agreements with DSS. On June 11, 2010, the Company paid a deposit of Euro 3,730,000 (or $4.5 million) for each vessel. The remaining purchase price of vessel Sagitta of Euro 33,570,000 or $41,123,075 (by using the exchange rate of Euro/US$ on the date of payment) was paid on June 29, 2010, when the vessel was delivered. On July 9, 2010 vessel Centaurus was delivered and the Company paid the remaining purchase price of Euro 33,570,000 or $42,697,430 (by using the exchange rate of Euro/US$ on the date of payment). The Company has entered into a charter for Sagitta with A.P. Møller-Maersk A/S for a minimum period of nine months and a maximum period of 12 months at a gross daily rate of $16,000. The Company has entered into a time charter for Centaurus with Hapag Lloyd AG, Hamburg for a minimum period of 30 days and a maximum period of 60 days at a gross daily rate of $8,400, and upon expiration of this time-charter the vessel was chartered to CSAV, Valparaiso for a period of 24 months plus or minus 45 days at a gross daily rate of $20,000.

(h)	On July 7, 2010, the Company, through Likiep and Orangina, entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels Sagitta and Centaurus, for an amount of up to $40,000,000. The loan is available till July 31, 2011 in two advances for each vessel with each advance not exceeding the lower of $10m and the 25% of the market value of the ship relevant to it. The repayment of the loan will be made in 24 quarterly installments of $165,000 for each advance and a balloon of $6,040,000 payable together with the last installment. The loan bears interest at LIBOR plus a margin of 2.40% per annum. An arrangement fee of $400,000 was paid on signing the facility agreement. The loan bears also commitment fees of 0.96% per annum, on any undrawn portion.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee, manager’s undertakings and a swap assignment. The lender may also require additional security in the future in the event the Company is in breach of certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, a consolidated leverage ratio of not more than 70%, as well as minimum requirements regarding hull cover ratio (vessels’ market values at least 125% of

Diana Containerships Inc.

(a development stage enterprise)

Notes to Balance Sheet January 7, 2010 (inception date)—(Continued)

(Expressed in United States Dollars)

the aggregate of the loan) and minimum liquidity of 4% of the funded debt. Furthermore, the Company is not permitted to pay any dividends that would result to an event of default.

On July 9, 2010, the Company drew down two advances of $10,000,000 each under the loan agreement with DnB, to partly finance the acquisition cost of Sagitta and Centaurus.

(i)	On August 2, 2010, we entered into a stockholders rights agreement (the “Stockholders Rights Agreement”), with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of our common stock includes one right (the “Right”) that will entitle the holder to purchase from us a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Consolidated Balance Sheet as at June 30, 2010 (Unaudited)

(Expressed in U.S. Dollars)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents (Note 2)	$34,583,321
Accounts receivable, trade, net	342,343
Inventories	297,379
Prepaid expenses	230,293

Total current assets	35,453,336

FIXED ASSETS:
Advances for vessel acquisitions and other vessel costs (Note 4)	4,531,915

Vessels (Note 5)	45,936,779
Accumulated depreciation (Note 5)	(7,886)

Net book value	45,928,893

Total fixed assets	50,460,808

Total assets	$85,914,144

LIABILITIES AND SHAREHOLDER’S EQUITY

CURRENT LIABILITIES:
Accounts payable trade and other	$1,000,724
Accrued liabilities	382,953
Due to related parties (Note 3)	255,747

Total current liabilities	1,639,424

SHAREHOLDERS’ EQUITY:
Common shares, $0.01 par value; 500,000,000 shares authorized; 6,106,161 issued and outstanding (Note 8)	61,062
Additional paid-in capital (Note 8)	86,148,734
Accumulated Deficit	(1,935,076)

Total shareholder’s equity	84,274,720

Total liabilities and shareholder’s equity	$85,914,144

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Unaudited Consolidated Statement of Income for the period from January 7, 2010 (date of inception) through June 30, 2010

(Expressed in U.S. Dollars)

REVENUES:
Voyage and time charter revenues	$1,322

EXPENSES:
Voyage expenses	(25,114)
Vessel operating expenses	(375,549)
Depreciation	(7,886)
Management fees	(23,000)
General administrative expenses (Notes 3 and 7)	(1,789,977)
Foreign currency gains	242,490

Operating loss	$(1,977,714)

OTHER INCOME
Interest income	42,638

Net loss	$(1,935,076)

Loss per common share, basic and diluted	$(0.67)

Weighted average number of common shares, basic and diluted	2,875,722

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Unaudited Consolidated Statement of Shareholders’ Equity for the period from January 7, 2010

(date of inception) through June 30, 2010

(Expressed in U.S. Dollars)

	Comprehensive Loss	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
		# of Shares	Par Value
-Net loss	(1,935,076)	—	—	—	(1,935,076)	(1,935,076)
-Issuance of common stock at $1.0 per share		500	5	495	—	500
-Issuance of common stock at $15.0 per share, net of issuance costs		5,892,330	58,924	85,221,972	—	85,280,896
-Issuance of restricted common stock, at $15.0 per share		213,331	2,133	926,267	—	928,400

Comprehensive Loss	$(1,935,076)

BALANCE, June 30, 2010		6,106,161	$61,062	$86,148,734	$(1,935,076)	$84,274,720

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Unaudited Consolidated Statement of Cash Flows for the period from January 7, 2010 (date of inception) through June 30, 2010

(Expressed in U.S. Dollars)

Net loss	$(1,935,076)

Adjustments to reconcile net income to net cash from operating activities:
Depreciation	7,886
Effect of exchange rate changes on cash	(241,589)
Issuance of restricted common stock at $15.0 per share	928,400
(Increase) Decrease in:
Accounts receivable, trade	(342,343)
Inventories	(297,379)
Prepaid Expenses	(230,293)
Increase (Decrease) in:
Accounts payable, trade and other	1,000,724
Accrued liabilities	382,953
Due to related parties	255,747

Net Cash used in Operating Activities	(470,970)

Cash Flows used in Investing Activities:
Advances for vessel acquisitions and other vessel costs	(4,531,915)
Vessel acquisitions and other vessel costs	(45,936,779)

Net Cash used in Investing Activities	(50,468,694)

Cash Flows from Financing Activities:
Issuance of common stock, net of issuance costs	85,281,396

Net Cash from Financing Activities	85,281,396

Effect of exchange rate changes on cash	241,589

Net increase in cash and cash equivalents	34,583,321

Cash and cash equivalents at end of period	$34,583,321

The accompanying notes are an integral part of these financial statements.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Notes to Unaudited Interim Consolidated Financial Statements

June 30, 2010

(Expressed in US Dollars)

1. General Information

Diana Containerships Inc. (the “Company”), a development stage enterprise, was incorporated on January 7, 2010 under the laws of the Republic of Marshall Islands for the purpose of engaging in any lawful act or activity under the Marshall Islands Business Corporations Act. In April 2010, the Company’s articles of incorporation and bylaws were amended. Under the amended articles of incorporation, the Company’s authorized share capital increased from 500 common shares to 500.0 million of common shares at par value $0.01 and 25.0 million of preferred shares at par value $0.01. On April 6, 2010, the Company completed a private offering under rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended, the net proceeds of which amounted to $85,280,896.

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for complete financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the period presented. Operating results for the period from January 7, 2010 (date of inception) through June 30, 2010 are not necessarily indicative of the results that might be expected for the period ending December 31, 2010.

As at June 30, 2010, the Company had commenced operations and had started to generate revenues from its planned principal operations. The Company is considered to be in the development stage as defined in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 915 “Development Stage Companies”, as revenues generated from its planned principal operations are insignificant.

The Company is engaged in the seaborne transportation industry through the ownership and operation of containerships and is the sole owner of all outstanding shares of the following subsidiaries, each incorporated in the Marshall Islands:

(a)	Likiep Shipping Company Inc. (“Likiep”), owner of the Marshall Islands flag, 3,426 TEU capacity container vessel, “Sagitta”, which was built and delivered on June 29, 2010 (Note 5).

(b)	Orangina Inc. (“Orangina”), in June 2010, entered into a memorandum of agreement with a third party company for the acquisition of a 3,426 TEU capacity, newbuilding container vessel Hull 559, “Centaurus”, which was delivered on July 9, 2010 (Notes 4 and 11).

2. Significant Accounting Policies

(a)	Preparation of financial statements: The accompanying financial statements have been prepared in accordance with U.S. GAAP and include the accounts of Diana Containerships Inc. and its wholly-owned subsidiaries referred to in Note 1 above. All significant intercompany transactions have been eliminated upon consolidation.

(b)	Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Notes to Unaudited Interim Consolidated Financial Statements—(Continued)

June 30, 2010

(Expressed in US Dollars)

(c)	Other Comprehensive Income: The Company follows the provisions of Accounting Standard Codification (ASC) 220, “Comprehensive Income”, which requires separate presentation of certain transactions, which are recorded directly as components of stockholders’ equity. The Company has no such transactions which affect comprehensive income/(loss) and, accordingly for the period ended June 30, 2010 comprehensive loss equals net loss.

(d)	Foreign Currency Translation: The functional currency of the Company is the U.S. Dollar because the Company intends to operate its vessels in international shipping markets, and therefore primarily transact business in U.S. Dollars. The Company’s books of accounts are maintained in U.S. Dollars. Transactions involving other currencies during the period presented are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities which are denominated in other currencies are translated into U.S. Dollars at the period-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statement of income.

(e)	Cash and Cash Equivalents: The Company considers highly liquid investments such as time deposits, certificates of deposit and their equivalents with an original maturity of three months or less to be cash equivalents.

(f)	Accounts Receivable, Trade, net: The account includes receivables from charterers for hire, freight and demurrage billings. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(g)	Inventories: Inventories consist of lubricants and victualling which are stated at the lower of cost or market. Cost is determined by the first in, first out method. Inventories may also consist of bunkers when the vessel operates under freight charter or when on the cut-off date a vessel has been redelivered by its previous charterers and / or has not yet been delivered to the new ones, or remains idle. Bunkers are also stated at the lower of cost or market and cost is determined by the first in, first out method.

(h)	Vessel Cost: Vessels are stated at cost which consists of the contract price and costs incurred upon acquisition or delivery of a vessel from a shipyard (initial repairs, improvements, delivery expenses, interest and on-site supervision costs incurred during the construction periods). Subsequent expenditures for conversions and major improvements are also capitalized when they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels; otherwise these amounts are charged to expense as incurred.

(i)	Vessel Depreciation: The Company depreciates containership vessels on a straight-line basis over their estimated useful lives, estimated to be 30 years from the date of initial delivery from the shipyard, which the Company believes is also consistent with that of other shipping companies. Second-hand vessels are depreciated from the date of their acquisition through their remaining estimated useful life. Depreciation is based on costs less the estimated residual scrap value. Furthermore, the residual values of the vessels is $200 per light-weight ton. A decrease in the useful life of a containership or in its residual value would have the effect of increasing the annual depreciation charge. When regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life will be adjusted at the date such regulations are adopted.

(j)

Impairment of Long-Lived Assets: The Company reviews vessels for impairment whenever events or changes in circumstances indicate that the currying amount of a vessel may not be recoverable. In evaluating useful lives and carrying values of long-lived assets, management reviews certain indicators of

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Notes to Unaudited Interim Consolidated Financial Statements—(Continued)

June 30, 2010

(Expressed in US Dollars)

potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. The current economic and market conditions, including the significant disruptions in the global credit markets, are having broad effects on participants in a wide variety of industries. When the estimate of future undiscounted net operating cash flows, excluding interest charges, expected to be generated by the use of the vessel over its remaining useful life and its eventual disposition is less than its carrying amount, the Company evaluates the vessel for impairment loss. Measurement of the impairment loss is based on the fair value of the vessel. The fair value of the vessel is determined based on management estimates and assumptions and by making use of available market data and taking into consideration third party valuations.

When testing for impairment the Company determines future undiscounted net operating cash flows for each vessel and compares them to the vessel’s carrying value. The future undiscounted net operating cash flows are determined by considering the charter revenues from existing charters for the fixed fleet days and an estimated daily time charter equivalent for the unfixed days (based on the most recent ten-year blended (for modern and older vessels) average historical one-year time charter rates available for each type of vessel) over the remaining estimated life of each vessel net of brokerage commissions, expected outflows for scheduled vessels’ maintenance and vessel operating expenses assuming an average annual inflation rate of 2.5%. Effective fleet utilization is assumed at 98%, taking into account the period(s) each vessel is expected to undergo her scheduled maintenance (drydocking and special surveys), as well as an estimate of 1% off hire days each year, assumptions in line with the Company’s expectations for future fleet utilization under its current fleet deployment strategy.

(k)	Accounting for Revenues and Expenses: Revenues are generated from charter agreements. Charter agreements with the same charterer are accounted for as separate agreements according to the terms and conditions of each agreement. Revenues are recorded when they become fixed and determinable at the reporting date. Revenues from time charter agreements providing for varying annual rates over their term will be accounted for on a straight line basis. Income representing ballast bonus payments in connection with the repositioning of a vessel by the charterer to the vessel owner will be recognized in the period earned. Deferred revenue will include cash received prior to the balance sheet date for which all criteria for recognition as revenue would not be met, including any deferred revenue resulting from charter agreements providing for varying annual rates, which will be accounted for on a straight line basis. Deferred revenue also may include the unamortized balance of liabilities associated with the acquisition of second hand vessels with time charters attached, acquired at values below fair market value at the date the acquisition agreement is consummated.

Voyage expenses, primarily consisting of port, canal and bunker expenses that are unique to a particular charter, are paid for by the charterer under time charter arrangements or by the Company under voyage charter arrangements, except for commissions, which are always paid for by the Company, regardless of charter type. All voyage and vessel operating expenses are expensed as incurred, except for commissions. Commissions are deferred over the related voyage charter period to the extent revenue has been deferred since commissions are earned as revenues are earned.

(l)	Loss per Common Share: Basic losses per common share are computed by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per common share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Notes to Unaudited Interim Consolidated Financial Statements—(Continued)

June 30, 2010

(Expressed in US Dollars)

(m)	Accounting for Dry-Docking Costs: The Company will follow the deferral method of accounting for dry-docking costs whereby actual costs incurred will be deferred and amortized on a straight-line basis over the period through the date the next dry-docking will be scheduled to become due. Unamortized dry-docking costs of vessels that are sold will be written off and included in the calculation of the resulting gain or loss in the year of the vessel’s sale.

(n)	Share Based Payment: ASC 718 “Compensation – Stock Compensation”, requires the Company to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost is recognized over the period during which an employee is required to provide service in exchange for the award—the requisite service period (usually the vesting period). No compensation cost is recognized for equity instruments for which employees do not render the requisite service. Employee share purchase plans will not result in recognition of compensation cost if certain conditions are met. The Company will initially measure the cost of employee services received in exchange for an award or liability instrument based on its current fair value; the fair value of that award or liability instrument is remeasured subsequently at each reporting date through the settlement date. Changes in fair value during the requisite service period are recognized as compensation cost over that period with the exception of awards granted in the form of restricted shares which are measured at their grant date fair value and are not subsequently re measured. The grant-date fair value of employee share options and similar instruments are estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

(o)	Variable Interest Entities: ASC 850-10-50 “Consolidation of Variable Interest Entities”, addresses the consolidation of business enterprises (variable interest entities) to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. The guidance focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the value of the variable interest entity’s assets and liabilities. The Company evaluates financial instruments, service contracts, and other arrangements to determine if any variable interests relating to an entity exist, as the primary beneficiary would be required to include assets, liabilities, and the results of operations of the variable interest entity in its financial statements.

3. Transactions with Related Parties

Diana Shipping Services S.A. (“DSS” or the “Manager”): DSS, a wholly owned subsidiary of Diana Shipping Inc. (or “DSI”), the Company’s principal shareholder, provides (i) administrative services under an Administrative Services Agreement, for a monthly fee of $10,000; (ii) brokerage services pursuant to a Broker Services Agreement that DSS has entered into with Diana Enterprises Inc., a related party controlled by the Company’s Chief Executive Officer and Chairman Mr. Symeon Palios, for annual fees of $1,040,000 (to increase to $1,300,000 following the completion of an initial public offering); (iii) commercial and technical services pursuant to Vessel Management Agreements, signed between each shipowning company and DSS, under which

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Notes to Unaudited Interim Consolidated Financial Statements—(Continued)

June 30, 2010

(Expressed in US Dollars)

the Company pays a commission of 1% of the gross charterhire and freight earned by each vessel and a technical management fee of $15,000 per vessel per month for employed vessels and $20,000 per vessel per month for laid-up vessels.

For the period from January 7, 2010 (date of inception) through June 30, 2010, management fees under the Vessel Management Agreements amounted to $23,000 and are included in Management fees in the accompanying consolidated statement of income.

For the period from January 7, 2010 (date of inception) through June 30, 2010, administrative expenses and brokerage services amounted to $28,000 and $86,667, respectively, and are included in General and administrative expenses in the accompanying consolidated statement of income. As at June 30, 2010, an amount of $209,911 was due to DSS, for payments made by DSS on behalf of the Company, and is included in Due to related parties in the accompanying consolidated balance sheet while an amount of $173,333, representing a prepayment made to Diana Enterprises for brokerage services, is included in prepaid expenses in the accompanying consolidated balance sheet.

4. Advances for Vessels Construction and Acquisition and Other Vessel Costs

On June 8, 2010 the Company, through its wholly owned subsidiary Orangina Inc., entered into a memorandum of agreement with a third party company, to acquire Hull 559, named Centaurus, for the purchase price of Euro 37,300,000. On June 11, 2010, the Company paid Euro 3.73 million, or $4,528,238 (by using the exchange rate of Euro/US$ on the date of payment), representing an advance of 10% of the purchase price. The balance of the purchase price was paid on July 9, 2010 when the vessel was delivered (Note 11). Other related costs included in the accompanying consolidated balance sheet amount to $3,678.

5. Vessels

On June 8, 2010 the Company, through its wholly owned subsidiary Likiep Shipping Company Inc., entered into a memorandum of agreement with a third party company, to acquire Hull 558, named Sagitta for the purchase price of Euro 37,300,000. On June 11, 2010, the Company paid Euro 3.73 million, or $4,528,238 (by using the exchange rate of Euro/US$ on the date of payment), representing an advance of 10% of the purchase price as per the relevant agreement. The balance of the acquisition cost of Euro 33,570,000, or $41,123,075 (by using the exchange rate of Euro/US$ on the date of payment) was paid on June 29, 2010, when the vessel was delivered. The total cost of the vessel was $45,936,779 including $285,466 of additional costs incurred to bring the vessel to operating condition.

	Vessel Cost	Accumulated Depreciation	Net Book Value

-Acquisition and other vessel costs	45,936,779	—	45,936,779
-Depreciation for the year	—	(7,886)	(7,886)

Balance, June 30, 2010	45,936,779	(7,886)	45,928,893

As of June 30, 2010, the vessel was operating under a time charter agreement expiring between April and July 2011 at a gross daily rate of $16,000.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Notes to Unaudited Interim Consolidated Financial Statements—(Continued)

June 30, 2010

(Expressed in US Dollars)

6. Contingencies

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.

The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. Up to $1 billion of the liabilities associated with the individual vessels’ actions, mainly for sea pollution, are covered by the Protection and Indemnity (P&I) Club insurance.

7. Consultancy Agreements

On March 29, 2010, the Company entered into consultancy agreements with companies controlled by its executive officers for the services to be provided by them, with an effective date of January 7, 2010. The aggregate annual consulting fee for the executive officers was $1,040,000 (to increase to $1,300,000 following the completion of an initial public offering).

On June 1, 2010, the Company terminated the Consultancy Agreements it had entered into with companies controlled by its executives and the services that were previously provided to the Company by the consultants are provided by DSS under the Administrative Services Agreement. For the period from January 7, 2010 (date of inception) through June 1, 2010, consultancy fees amounted $418,889, and are included in General and administrative expenses in the accompanying consolidated statement of income.

8. Change in capital accounts

(a)	On April 6, 2010, the Company sold 5,892,330 shares of common stock in a private offering pursuant to Rule 144A and Regulation S and Regulation D of the Securities Act of 1933, as amended (the “Offering”), of which 3,333,333 common shares were acquired by Diana Shipping Inc., a related party and controlling shareholder of the Company. The net proceeds of the private offering amounted to $85,280,896 of which $50,000,000 related to purchases of the Company’s shares by Diana Shipping Inc. Effective upon the closing of the private offering, the Company’s Articles of Incorporation and By-laws were amended and restated, and its authorized share capital increased to 500,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

(b)	On April 6, 2010, the Company adopted an equity incentive plan and reserved a total of 392,198 common shares for issuance, of which 213,331 common shares of restricted stock with a grant date fair value of $3,199,965 were issued to the Company’s executive officers, subject to applicable vesting as follows: (i) 25% vested on May 6, 2010; and (ii) the remaining shares vest ratably over three years by one-third each year.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Notes to Unaudited Interim Consolidated Financial Statements—(Continued)

June 30, 2010

(Expressed in US Dollars)

The aggregate compensation cost is being recognized ratably in the consolidated statement of income over the respective vesting periods. During the period from January 7, 2010 (date of inception) through June 30, 2010, an amount of $928,400 was recognized in General and administrative expenses. At June 30, 2010, the total unrecognized cost relating to restricted share awards was $2,271,565; 53,335 were vested, and the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 3 years.

9. Loss per Share

All shares issued (including the restricted shares issued under the Company’s equity incentive plan) are the Company’s common stock and have equal rights to vote and participate in dividends, subject to forfeiture provisions set forth in the applicable award agreement. The calculation of basic earnings/loss per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed. The Company has not declared any dividends through the period ended June 30, 2010.

For the period ended June 30, 2010, the weighted average number of diluted shares outstanding would have included 4,284 shares, being the incremental shares assumed issued under the treasury stock method weighted for the period the non-vested shares were outstanding. However, as the Company incurred losses from continuing operations in the period, the effect of such incremental shares would be anti-dilutive and therefore, basic and diluted losses per share are the same amount.

10. Financial Instruments

The carrying values of temporary cash investments, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments.

11. Subsequent Events

(a)	Loan agreement: On July 7, 2010, the Company, through Likiep and Orangina, entered into a loan agreement with DnB NOR Bank ASA to finance part of the acquisition cost of the vessels Sagitta and Centaurus, for an amount of up to $40,000,000. The loan is available till July 31, 2011 in two advances for each vessel with each advance not exceeding the lower of $10m and the 25% of the market value of the ship relevant to it. The repayment of the loan will be made in 24 quarterly instalments of $165,000 for each advance and a balloon of $6,040,000 payable together with the last instalment. The loan bears interest at LIBOR plus a margin of 2.40% per annum. An arrangement fee of $400,000 was paid on signing the facility agreement. The loan bears also commitment fees of 0.96% per annum, on any undrawn portion.

The loan is secured by a first preferred ship mortgage on the vessels, general assignments, charter assignments, operating account assignments, a corporate guarantee, manager’s undertakings and a swap assignment. The lender may also require additional security in the future in the event the Company is in breach of certain covenants including restrictions as to changes in management and ownership of the vessel, additional indebtedness, a consolidated leverage ratio of not more than 70%, as well as minimum requirements regarding hull cover ratio (vessels’ market values at least 125% of the aggregate of the loan) and minimum liquidity of 4% of the funded debt. Furthermore, the Company is not permitted to pay any dividends that would result to an event of default.

DIANA CONTAINERSHIPS INC.

(a development stage enterprise)

Notes to Unaudited Interim Consolidated Financial Statements—(Continued)

June 30, 2010

(Expressed in US Dollars)

(b)	Vessel delivery and loan drawdown: On July 9, 2010, the Company took delivery of Hull 599, or Centaurus, for a total cost of $47,225,667. On the same date, the Company drew down two advances of $10,000,000 each from the loan facility described in (a) above, to partly finance the acquisition cost of Sagitta and Centaurus.

(c)	Stockholders Rights Agreement: On August 2, 2010, we entered into a stockholders rights agreement (the “Stockholders Rights Agreement”) with Mellon Investor Services LLC as Rights Agent. Pursuant to this Stockholders Rights Agreement, each share of our common stock includes one right (the “Right”) that will entitle the holder to purchase from us a unit consisting of one one-thousandth of a share of our preferred stock at an exercise price specified in the Stockholders Rights Agreement, subject to specified adjustments. Until a Right is exercised, the holder of a Right will have no rights to vote or receive dividends or any other stockholder rights.

ISSUER

Diana Containerships Inc.

Pendelis 16, 175 64 Palaio Faliro

Athens, Greece

EXCHANGE AGENT AND TRANSFER AGENT

BNY Mellon Shareowner Services

By Facsimile Transmission (for Eligible Institutions only): 201-680-4626

Confirm by Telephone: 201-680-4860

By Mail:	By Hand or Overnight Courier:

BNY Mellon Shareowner Services Corporate Action Department PO Box 3301 South Hackensack, NJ 07606	BNY Mellon Shareowner Services Corporate Action Department 480 Washington Blvd., 27th Fl Jersey City, NJ 07310

For Information Call:

1-800-777-3674 for calls within the U.S., Canada and Puerto Rico or

201-680-6579 for calls outside of the U.S., Canada and Puerto Rico

Until the date that is 90 days after the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.